EXECUTION VERSION	Exhibit 2.01

STOCK PURCHASE AGREEMENT

AMONG

THE WESTERN UNION COMPANY,

ACI WORLDWIDE CORP.

AND

ACI WORLDWIDE, INC.

Dated February 28, 2019

i

TABLE OF CONTENTS

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TABLE OF CONTENTS

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Exhibit

Exhibit A	Transition Services Agreement

Exhibit B	Reorganization Certificate

Exhibit C	R&W Policy

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (the “Agreement”), dated February 28, 2019, among The Western Union Company, a Delaware corporation (“Seller”), ACI Worldwide Corp., a Nebraska corporation and a wholly owned Subsidiary of Parent (“Buyer”), and ACI Worldwide, Inc., a Delaware corporation (“Parent”).

PRELIMINARY STATEMENT:

WHEREAS, Seller is and as of the Closing shall be the sole owner of all of the outstanding shares of capital stock (the “Shares”) of E Commerce Group Products, Inc., a New York corporation (“ECG”);

WHEREAS, ECG is the owner of all outstanding shares of capital stock of Speedpay, Inc., a New York corporation (“Sprint”, and together with ECG the “Companies”);

WHEREAS, as of the date hereof, Seller and its Affiliates, including the Companies, are engaged in the Business;

WHEREAS, prior to the Closing, Seller shall effect the Reorganization; and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Shares, all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed between Seller and Buyer as follows:

ARTICLE I

DEFINITIONS

Section 1.1.    Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1.

“Accounting Firm” has the meaning specified in Section 4.5(b).

“Adjustment Amount” means (a) the Closing Date Working Capital minus the Target Working Capital Amount (expressed as a positive or negative number, as applicable), plus (b) the Closing Date Cash, minus (c) the Closing Date Indebtedness, minus (d) the Transaction Expenses.

“Adjustment Report” has the meaning specified in Section 4.5(a).

“Adjustment Report Finalization Date” means the date which is 30 days after the date on which the Adjustment Report is delivered by Buyer to Seller; provided, however, that if Seller or Seller’s Accountant delivers a notice of exception within such 30-day period, and if any change to the Adjustment Report is agreed to by Buyer and Seller in accordance with Section 4.5, then the date on which Buyer and Seller agree in writing to such change shall be the Adjustment Report Finalization Date; provided, further, that if Seller and Buyer cannot agree upon the Adjustment Amount, then the date on which the Accounting Firm delivers its decision with respect to such dispute in accordance with Section 4.5 shall be the Adjustment Report Finalization Date.

“Affected Employee” means (a) each U.S. Business Employee who is employed by one of the Companies immediately prior to the Closing (each, a “U.S. Affected Employee”) and (b) each International Business Employee who accepts an offer of employment with Buyer or one of its Affiliates as contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used herein, “control” means the power to direct the management or affairs of a Person through the ownership of more than 50% of the voting equity securities of such Person.

“Affiliated Group” means an “affiliated group” as defined in Section 1504(a) of the Code, and any other group of Persons eligible to file any Tax Return on a combined, consolidated or unitary basis.

“Agreed Accounting Principles” means (a) the accounting principles, policies, procedures and methodologies described on Schedule 1.1(a) and (b) to the extent not inconsistent with clause (a), the accounting principles, policies, procedures and methodologies used in the preparation of the Historical Financial Statements.

“Agreement” has the meaning specified in the first paragraph of this Agreement.

“Alternative Financing” has the meaning specified in Section 7.6(b).

“Applicable Consents” has the meaning specified in Section 7.3(d).

“Asset Transferor” means each of Seller, Western Union Holdings, Inc., a Georgia corporation, the Seller Licensed Subsidiary and any other Subsidiary of Seller.

“Assumed Data Center Liabilities” any Liabilities arising out of the operation of the Business to the extent taking place at or through the the Excluded Data Centers to the extent relating to the Business; provided, however, that Assumed Data Center Liabilities shall not include Post-Closing Data Center Liabilities or any lease or rental obligations in respect of the Excluded Data Centers.

“Assumed Liabilities” means all Liabilities of any Asset Transferor to the extent arising from or relating to the Business or the Contributed Assets, whether direct or indirect, known or unknown, fixed or contingent, accrued or unaccrued, matured or unmatured or asserted or unasserted, and irrespective of whether the same shall arise prior to, on or following the Closing Date, including the following Liabilities of the applicable Asset Transferor to the extent arising from or related to the Business or the Contributed Assets, excluding, in each case, any such Liabilities to the extent they are Excluded Liabilities:

(i)    all Liabilities (A) arising under any of the Transferred Contracts and any of the Contracts set forth on Schedules 7.3(e) whether arising prior to, on or after the Closing, (B) arising under any Joint Service Contract to the extent (1) arising out of the Business whether arising prior to, on or after the Closing or (2) arising out of the actions or, in respect of the Business, omissions of Buyer or any Buyer Affiliates, or (C) arising under any Shared Vendor Contract to the extent (1) arising out of the Business whether arising prior to, on or after the Closing or (2) arising out of acts or omissions of Buyer or any Buyer Affiliates relating to the Business (“Shared Contract Liabilities”);

(ii)    all Liabilities to the extent they are of the type reflected in the Interim Financial Statements;

(iii)    all Liabilities for Taxes to the extent (A) such Liabilities were taken into account in finally determining Closing Date Working Capital, (B) Buyer is liable for such Taxes pursuant to Section 8.2, or (C) such Liabilities are attributable to Contributed Assets for which the Companies or Buyer bear the economic benefits, burdens and Liabilities pursuant to Sections 7.9(b) or 7.10(b) (collectively, “Assumed Taxes”);

(iv)    all Liabilities arising under the Transferred Permits, whether arising prior to, on or after the Closing Date;

(v)    all Liabilities relating to any claim by a third party to the extent relating to the ownership or operation of the Business, the Contributed Assets or the other Assumed Liabilities;

(vi)    Assumed Data Center Liabilities;

(vii)    all Liabilities of any Asset Transferor to pay or perform any Liability of a type referred to in (i)-(vi) or (viii)-(x) hereof pursuant to any guaranty or obligation or Encumbrance, security interest or other encumbrance on, or in respect of, any collateral of such Asset Transferor to ensure performance given or made by such Asset Transferor (including the Guaranties but excluding any other letter of credit or surety bond);

(viii)    all Liabilities arising from Actions or Proceedings pending or threatened against the Business or the Contributed Assets, including those Proceedings listed on Schedule 5.12, and all performance obligations under any non-financial settlement obligation;

(ix)    all Liabilities to the extent relating to the Affected Employees except as otherwise provided in Section 8.3; and

(x)    all Liabilities arising from or relating to claims asserted by Business Employees for acts or omissions occurring after the Closing.

Post-Closing Data Center Liabilities shall not be considered Assumed Liabilities.

“Assumed Taxes” has the meaning specified under the defined term “Assumed Liabilities.”

“Base Purchase Price” means $750,000,000.00.

“Biller” means (a) U.S. Governmental Bodies and (b) Utility Service providers, insurance companies and providers of Financial Services, in each case, solely in their capacity as such, that have a regular need to receive periodic U.S. dollar denominated payments from Customers in respect of the operations in the United States. For the avoidance of doubt, Schedule 1.1(b) sets forth a complete list of the Billers of the Business as of the date of this Agreement.

“Biller Contract” means, with respect to any Biller, a Contract to which the Biller and one of the Companies and/or another Subsidiary of Seller is a party pursuant to which the Companies and/or the other Subsidiary of Seller provide services of the Business to such Biller.

“Business” means the business of providing to Billers a payment acceptance and processing service using the Sprint Platform that permits Billers to receive from Customers automated clearing house, credit card, debit card or PIN-Less (ATM Network) U.S. dollar denominated payments for one or more recurring bills for Covered Services in the United States, which payments are initiated by Customers remotely via a website, telephone (either directly through an interactive voice response system or through a customer service representative or agent located in a call center), mobile site or other payment acceptance methodology (collectively, “Channels”), in each case, which Channel is dedicated solely to (a) the acceptance and processing of payments from Customers for such Biller’s Covered Services and (b) operations of such Biller incident thereto.

Notwithstanding anything in this Agreement to the contrary, “Business” does not include (even, for the avoidance of doubt, if any of the following involve a Biller or a bill payment service): (i) any Seller Service for facilitating bill payments made at a physical location of Seller or one of its Affiliates or one of its or their respective agents (including payments made via an electronic kiosk deployed at any physical location of Seller or one of its Affiliates or one of its or their respective agents), (ii) any Seller Service for facilitating periodic or recurring payments for the purchase of retail or digital goods on a subscription or other recurring basis, (iii) any Seller Service for making payments to or from (including, for clarity, pursuant to the cross border business and operations of Western Union Business Solutions) persons outside of the United States where the primary purpose of the Seller Service is not bill payment services to Billers, (iv) any Seller Service for making payments, whether domestic or cross-border, that is not limited to a single payee or for a single purpose, or is to a payee that acts as intermediary for others, (v) any Seller Service that includes foreign exchange, (vi) any Seller Service for the payment to commissary or equivalent accounts or otherwise for the benefit of incarcerated individuals, (vii) any bill payment services to customers or potential customers via any Channel, including at westernunion.com, that is not dedicated solely to the acceptance and processing of payments for a single Biller for such Biller’s Covered Services and operations of such Biller incident thereto, (viii) the Seller Service provided in connection with its “Equity Accelerator” product, including the processing of payments for mortgagees to mortgage holders, (ix) any Seller Service for the payments to educational institutions, (x) the ownership of or business activities of Walletron, Inc.

unless the Walletron Shares are transferred to Buyer at Closing in accordance with Section 7.3(d), and (xi) the presentment and delivery of electronic bills or billing data for customers or third parties in connection with any of the items listed in (i) through (x) above.

“Business Agreements” has the meaning specified in Section 5.14.

“Business Combination” has the meaning specified in Section 8.8(c).

“Business Employee” means (a) as of the date of this Agreement, any individual identified in the letter provided by Seller to Buyer simultaneously with the execution and delivery of this Agreement (the “Employee List”) and (b) at any time after the date of this Agreement until the Closing Date, any individual identified on the Employee List who remains employed by a Company or any of their Affiliates and any other individual hired by a Company or any of their Affiliates after the date hereof in accordance with this Agreement (or who is already so employed and whose duties and responsibilities are modified) to fill a vacant position with respect to the Business or to replace any person on the Employee List. For the avoidance of doubt, “Business Employee” shall not include any individual employed in Costa Rica.

“Business Non-Assignable Asset” has the meaning specified in Section 7.10(a).

“Business Plans” has the meaning specified in Section 8.3(i).

“Buyer” has the meaning specified in the first paragraph of this Agreement.

“Buyer 401(k) Plan” has the meaning specified in Section 8.3(h).

“Buyer Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Buyer or any of its respective Affiliates (including, following the Closing, the Companies) under this Agreement or in connection herewith.

“Buyer Defenses” has the meaning specified in Section 13.17(e).

“Buyer Fundamental Representations” means the representations and warranties set forth in Section 6.1, Section 6.2(a), Section 6.3(c) and 6.3(d) of this Agreement.

“Buyer Indemnified Persons” has the meaning specified in Section 12.2(a).

“Buyer Licensed Subsidiary” means Official Payments Corporation.

“Buyer Tax Return” has the meaning specified in Section 8.2(b)(i).

“Buyer Termination Fee” has the meaning specified in Section 11.3.

“Buyer’s Benefits Programs” has the meaning specified in Section 8.3(c).

“Cap” has the meaning specified in Section 12.2(b).

“Cash” means, as of the date and time of determination, but giving effect to the Reorganization, the amount equal to the aggregate amount of cash and cash equivalents with a maturity of 90 days or less, when purchased, of the Companies, including any cash or other deposits in transit and less the amount of any uncleared outstanding checks, wires or other transfers if the payables of the Companies to the extent relating thereto have been reduced, calculated in accordance with the Agreed Accounting Principles; provided, however, that Cash shall exclude the aggregate amount of any security deposits pledged to a third party and current assets included in Closing Date Working Capital.

“Channels” has the meaning specified in the definition of “Business”.

“Claim Notice” has the meaning specified in Section 12.5.

“Closing” means the closing of the transfer of the Shares from Seller to Buyer.

“Closing Date” has the meaning specified in Section 4.1.

“Closing Date Cash” means the aggregate amount of all Cash as of 12:01 a.m. on the Closing Date calculated in accordance with the Agreed Accounting Principles.

“Closing Date Indebtedness” means the aggregate amount of all Indebtedness of each of the Companies as of immediately prior to the Closing calculated in accordance with the Agreed Accounting Principles.

“Closing Date Working Capital” means Working Capital as of 12:01 a.m. on the Closing Date calculated in accordance with the Agreed Accounting Principles.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986.

“Commitment Letters” has the meaning specified in Section 6.4.

“Companies” has the meaning specified in the recitals of this Agreement.

“Company IT Systems” means all computer and information technology systems, devices, equipment, platforms and networks owned or licensed by the Companies (after giving effect to the Reorganization).

“Confidentiality Agreement” means the confidentiality agreement previously entered into between Seller and Buyer.

“Confirmed” means that the Biller has indicated orally or in writing to Seller that the Biller is aware of the Target Conversion Date for such Biller and will attempt to (or expects to attempt to) test the NextGen Platform application on a timeline that would permit conversion of the Biller to the NextGen Platform by the Target Conversion Date.

“Consolidated Tax Group” means, as to either of the Companies, any Affiliated Group that, at any time on or before the Closing Date, includes or has included Seller and such

Company, or any other group of corporations filing Tax Returns on a combined, consolidated or unitary basis that, at any time on or before the Closing Date, includes or has included Seller and such Company (but not, for the avoidance of doubt, any Affiliated Group or other group of corporations consisting only of a Company and any Subsidiary thereof).

“Contemplated Transactions” means any and all transactions contemplated by this Agreement, the Seller Ancillary Agreements and/or the Buyer Ancillary Agreements, as the context so requires.

“Contract” means each contract or other legally binding commitment whether written or oral.

“Contributed Assets” means all right, title and interest of the Asset Transferor to and under the assets, claims, properties and rights of such Asset Transferor which are primarily used in, primarily held for use in, or are otherwise primarily related to the Business, including the following assets, claims, properties and rights of the applicable Asset Transferor primarily used in, primarily held for use in, or otherwise primarily related to the Business as of immediately prior to the Reorganization and Closing, excluding, in each case, any such assets, claims, properties and rights that are Excluded Assets:

(i)    (A) the Biller Contracts to which any Asset Transferor is a party set forth on Schedule 1.1(e)(i) Item 1 (in each case, except as such Contract constitutes a Joint Service Contract), (B) any vendor Contracts to which an Asset Transfer is a party set forth on Schedule 1.1(e)(i) Item 1 (in each case, except as such Contract constitutes a Shared Vendor Contract), and (C) any other Business Agreements of Seller or its Subsidiaries (other than the Companies) (the “Transferred Contracts”);

(ii)    the bank accounts set forth on Schedule 1.1(e)(i) Item 2;

(iii)    all transferable Governmental Permits primarily used in the Business other than any money transfer licenses (the “Transferred Permits”);

(iv)    all accounts, notes and other receivables to the extent arising out of the sale of services or products of the Business to Third Parties under any Biller Contract (other than, for the avoidance of doubt, any accounts, notes or other receivables arising under any Joint Service Contract);

(v)    all Intellectual Property (other than Software) (the “Transferred Intellectual Property”);

(vi)    all Trademarks;

(vii)    all domain names, including the domain names set forth on Schedule 1.1(e)(i) Item 3 (the “Transferred Domain Names”);

(viii)    all intellectual property rights in the Software, including the Software set forth on Schedule 1.1(e)(i) Item 4 (the “Transferred Owned Software”), irrespective of whether such Transferred Owned Software is included within assets located at an Excluded Data Center;

(ix)    all assets to the extent reflected as assets in the calculation of the Closing Date Working Capital;

(x)    all laptop computers and mobile phones;

(xi)    (A) all personnel and employment records relating to the Affected Employees that are not Excluded Books and Records and (B) all other books and records (including all client files), whether in hard copy or computer format, including marketing, advertising, promotional, and similar materials and customer correspondence, subject to the terms of Section 13.5; provided that, Seller may retain a copy of the databases of contracts and lists of clients, prospective clients, suppliers, subcontractors, and vendors for use in its other businesses, subject to the terms of Section 8.8;

(xii)    all claims, deposits, prepayments, warranties, guarantees, refunds, causes of action, rights of recovery and rights of set-off and defenses relating to (or arising out of) the Contributed Assets or any Assumed Liability; and

(xiii)    all goodwill of the Business.

“Copyrights” means all copyrights registered with a Governmental Body and pending applications to register the same that are enforceable in the United States.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding.

“Covered Services” means (a) Utility Services, Financial Services, insurance products, Governmental Matters and (b) any services provided by a Biller whose name is set forth on Schedule 1.1(b).

“Customers” means payors, whether or not residing or located in the United States.

“Deductible” has the meaning set forth in Section 12.2(b).

“Definitive Financing Agreements” has the meaning specified in Section 7.6(a).

“DOJ” has the meaning specified in Section 7.3(c).

“ECG” has the meaning specified in the recitals of this Agreement.

“Eligible Biller” means a Biller which either (a) has consented to the sale of the Companies if required pursuant to the terms of such Biller’s Biller Contract, (b) has consented to the assignment of such Biller’s Biller Contract as contemplated by the Reorganization or Section 7.3 or (c) has no contractual requirement to consent to the sale of the Companies or treatment of such Biller’s Biller Contract as contemplated by the Reorganization or Section 7.3.

“Employee Benefit Plan” has the meaning specified in Section 5.15(a).

“Employee List” has the meaning specified in the definition of “Business Employee.”

“Encumbrance” means any lien, charge, security interest, encumbrance, deed of trust, right of way, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, transfer restriction or other restrictions of a similar kind.

“Environmental Laws” has the meaning specified in Section 5.16(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (a) under common control within the meaning of Section 4001(b)(1) of ERISA with either of the Companies or (b) which together with either of the Companies is treated as a single employer under Section 414(t) of the Code.

“Estimated Adjustment Amount” means (a) the Estimated Closing Date Working Capital minus the Target Working Capital Amount (expressed as a positive or negative number, as applicable), plus (b) the Estimated Closing Date Cash, minus (c) the Estimated Closing Date Indebtedness, minus (d) the Estimated Transaction Expenses.

“Estimated Closing Date Cash” means Seller’s good faith estimate of the Closing Date Cash as set forth on the statement delivered pursuant to Section 4.2(b).

“Estimated Closing Date Indebtedness” means Seller’s good faith estimate of the Closing Date Indebtedness as set forth on the statement delivered pursuant to Section 4.2(b).

“Estimated Closing Date Working Capital” means Seller’s good faith estimate of the Closing Date Working Capital as set forth on the statement delivered pursuant to Section 4.2(b).

“Estimated Transaction Expenses” means Seller’s good faith estimate of the Transaction Expenses as set forth on the statement delivered pursuant to Section 4.2(b).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” means the following assets, properties and rights of Seller and its Subsidiaries (other than the Companies), as of immediately prior to the Reorganization and Closing:

(i)    all cash and cash equivalents to the extent not included in Closing Date Cash or pledged to a third party pursuant to a Contract for the benefit of the Business;

(ii)    all right, title and interest in owned and leased real property and other interests in real property, including all such right, title and interest under each real property lease pursuant to which any Person leases, subleases (as sub-landlord or sub-tenant) or otherwise occupies any such leased real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof;

(iii)    all rights of Seller or any of its Subsidiaries (other than the Companies) to any Trademark other than the Transferred Trademarks and Transferred Domain Names, including the name “Western Union,” “WU” or any Trademark related thereto or employing or incorporating the words “Western Union” and/or “WU” and with respect to any of the foregoing, either alone, in combination with any other words, any variation or derivative of the foregoing and any Trademark likely to cause confusion with the foregoing, Internet domain name or URL address, together with any Contracts granting rights to use the same and any Intellectual Property to the extent incorporating any of the same and any and all goodwill, registrations and applications relating thereto (collectively, the “Excluded Trademarks”);

(iv)    (A) any Intellectual Property of Seller or any of its Subsidiaries (other than the Companies), other than the Transferred Intellectual Property, Transferred Owned Software, Transferred Trademarks and Transferred Domain Names) and (B) any Contracts granting rights to use the same (collectively, the “Excluded Intellectual Property”);

(v)    other than Transferred Owned Software, any other Software and all intellectual property rights in such other Software, including the Software described on Schedule 1.1(e)(ii) Item 2;

(vi)    all Shared Contracts and all Contracts (and all rights thereunder) that are not Transferred Contracts;

(vii)    all Tax Returns, and all rights to refunds of or credits relating to any Tax with respect to the Contributed Assets (to the extent not included as assets in Closing Date Working Capital, as finally determined) to the extent attributable to Taxes that were paid in respect of events or periods prior to the Closing or Taxes for which Seller is required to indemnify Buyer;

(viii)    all Employee Benefit Plans and each other benefit or compensation plan, program, policy, Contract or arrangement sponsored by Seller or any of its Affiliates (including all assets related thereto) (the “Seller Benefit Plans”);

(ix)    all insurance policies, and all rights under any policies of insurance, and any benefits, proceeds or premium refunds payable or paid thereunder or with respect thereto;

(x)    any Excluded Books and Records;

(xi)    without limiting clause (ii) of this definition of Excluded Assets, any (A) Leased Real Property and data centers of Seller and its Subsidiaries located in Charlotte, North Carolina, Englewood Cliffs, New Jersey and Water Street, New York, (B) any and all servers, hardware and physical information technology infrastructure assets and other physical property located at or used in connection with the locations and data centers set forth in clause (A) in each case to the extent used in the Business (such Leased Real Property, data centers and assets in clauses (A) and (B), the “Excluded Data Centers”), and (C) the call center utilized by the Business and located in Costa Rica (collectively, clauses (A) through (C), the “Excluded Perimeter Assets”);

(xii)    any assets included within the definition of “Contributed Assets” that are disposed of prior to the Closing Date as permitted by the terms of this Agreement;

(xiii)    (A) all governmental qualifications, registrations, franchises, licenses, permits, approvals, certifications and authorizations, other than the Transferred Permits and (B) all money transfer licenses or permits, including those listed on Schedule 1.1(e)(ii) Item 3;

(xiv)    all causes of action (including counterclaims) and defenses against Third Parties not primarily arising out of the Business, any of the Contributed Assets or the Assumed Liabilities, except to the extent necessary to defend against any claim asserted by a Third Party for any Excluded Liability;

(xv)    all loans or advances by the Asset Transferors to Seller or any of its Affiliates (other than the Companies);

(xvi)    the assets, rights and properties set forth or described on Schedule 5.11 or any asset used by Seller or its Affiliates to perform services under the Transition Services Agreement;

(xvii)    all rights to receive, and all rights with respect to the delivery of, corporate-level services of the type provided prior to the date hereof to the Business by Seller or any of its Affiliates (other than the Companies), including assets used or held for use by Seller or such Affiliate in connection with such corporate-level services;

(xviii)    other than the outstanding capital stock of the Companies, all shares, shares of capital stock or any other equity interests of any Person (except as provided by Section 7.13); and

(xix)    all right, title and interest of Seller or any of its Subsidiaries (other than the Companies) to any assets, properties, rights, titles, interests, Contracts and claims of any Asset Transferor not primarily used in or not primarily related to the Business, wherever located, whether tangible or intangible, real, personal or mixed.

“Excluded Books and Records” means (a) corporate minute books, stock records and other similar corporate records of Seller and its Affiliates (other than the Companies); (b) books and records to the extent relating to the business of Seller and its Affiliates (excluding the Business), the Excluded Assets and Excluded Liabilities (including any books and records and privileged information relating to any cause of action (including counterclaims) and defenses against third parties to the extent relating to any of the businesses of Seller and its Affiliates (other than the Business), the Excluded Assets or the Excluded Liabilities); (c) books and records (including personnel and employment records) that Seller or any of its Affiliates is required by

Law to retain or prohibited by Law from delivering to Buyer (copies of which will be made available to Buyer at no cost to Buyer (other than for reasonable out-of-pocket expenses) upon Buyer’s reasonable request to the extent permitted by Law and solely in respect of the Business); (d) books and records of the Companies to the extent related to the businesses of Seller and its Affiliates (other than the Business) and the of the Seller or its Affiliates (other than the Companies), including any internal corporate proceedings of Seller or its Affiliates (other than the Companies), and including minutes books, shareholder consents, consolidated financial reports, documents and other materials to the extent reflecting or relating to internal approval processes of Seller or its Affiliates (other than the Companies); (e) any financial records (including general ledgers) or Tax Returns of Seller or its Affiliates (other than the Companies); (f) any books and records, reports, internal drafts, opinions, valuations, correspondence or other materials prepared or received by Seller or any of its Affiliates (including the Companies prior to the Closing) or its or their respective Representatives in connection with a potential sale of the Business or the Companies; (g) all bids, letters of intent and expressions of interest received from third parties with respect to the proposed sale of the Business (provided that any portion of the rights in any confidentiality, non-disclosure agreements, non-use or non-solicitation or non-hire agreements relating to the Business would not be excluded); (h) any consolidated, combined, affiliated or unitary Tax Return that includes Seller or any of its Affiliates or any Tax-related work papers; (i) any consolidated regulatory filings made by Seller or its Affiliates and any related correspondence with Governmental Bodies unless the information contained therein relates primarily to the Companies or the Business; (j) personnel and employment records for all employees and former employees of Seller or any of its Affiliates (other than copies of such records of the Companies (other than such records of the Companies in respect of current or former employees (except for any Affected Employees) of the businesses of Seller and its Affiliates (other than the Business))) who are not Affected Employees, and any other email, files, data and information with respect to the employees of Seller or its Affiliates; (k) evaluative and performance-related personnel and employment records for Business Employees who become Affected Employees only to the extent not permitted by Law to be transferred to Buyer; (l) any medical information regarding any current or former employee, consultant or contractor of Seller or its Affiliates (other than the Companies), including any “genetic information” within the meaning under GINA, any individual’s family medical history (except as otherwise permitted by GINA and the Family and Medical Leave Act), the results of an individual’s or family member’s genetic tests, the fact that an individual or an individual’s family member sought or received genetic services, or genetic information of a fetus carried by an individual or an individual’s family member or an embryo lawfully held by an individual or family member receiving assistive reproductive services; (m) any books and records which Seller reasonably and in good faith believes are necessary to enable Seller or any of its Affiliates to prepare and/or file Tax Returns (copies of which, unless privileged, will be made available to Buyer or its Representative at no cost (other than for reasonable out-of-pocket expenses) upon Buyer’s reasonable request to the extent permitted by Law and in respect of the Business); and (n) all privileged materials, documents and records to the extent not related to the Business.

“Excluded Data Centers” has the meaning specified under the defined term “Excluded Assets.”

“Excluded Intellectual Property” has the meaning specified under the defined term “Excluded Assets.”

“Excluded Liabilities” means the following Liabilities of the Seller or any of its Subsidiaries (other than the Companies):

(i)    any Indebtedness that is outstanding immediately prior to Closing and is not paid off in full without ongoing obligation or liability in connection with Closing;

(ii)    all Liabilities of Seller and its Subsidiaries (other than the Companies) to the extent arising under or relating to any Excluded Asset; provided, however, that (A) Shared Contract Liabilities and (B) Liabilities arising out of the post-Closing operation or use of the Excluded Data Centers shall not be considered Excluded Liabilities;

(iii)    any Liability of Seller or any of its Affiliates arising under Title IV of ERISA or Section 412 of the Code and any Liabilities with respect to any Seller Benefit Plan, in each case, except as expressly assumed by Buyer pursuant to Section 8.3; and

(iv)    except to the extent otherwise provided in Section 8.2, all Liabilities for Taxes (A) imposed on Seller or any of its Affiliates, in all cases other than those applicable to the Business or any Contributed Asset, (B) (whether assessed or unassessed) applicable to the Business or any Contributed Asset that are attributable to the ownership and operation of the Business or any Contributed Asset on or prior to the Closing Date (for the avoidance of doubt, in each of clause (A) and (B) including Taxes related to the transactions contemplated by this Agreement (including the Reorganization)) or (C) to the extent such Liabilities are attributable to Seller Assets for which Seller or one of its Subsidiaries (other than the Companies) bear the economic benefits, burdens and liabilities pursuant to Section 7.9(b) or Section 7.10(b) (collectively, the “Excluded Taxes”).

“Excluded Taxes” has the meaning specified under the defined term “Excluded Liabilities.”

“Excluded Trademarks” has the meaning specified under the defined term “Excluded Assets.”

“Exercise Notice” has the meaning set forth in Section 7.13(b).

“Financial Services” means debt collection services or the provision of loan products for borrowed money, including vehicle loan repayment.

“Financial Statements” means the Interim Financial Statements and the Historical Financial Statements.

“Financing” has the meaning specified in Section 6.4.

“Financing Sources” has the meaning specified in Section 13.16.

“Financing Sources Related Parties” has the meaning specified in Section 13.16.

“Fraud” means, with respect to any party, any actual fraud by such party in respect of one of the representations and warranties of such party included in this Agreement. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, negligent misrepresentation, promissory fraud, unfair dealings fraud, extra-contractual fraud or any torts based on negligence or recklessness.

“FTC” has the meaning specified in Section 7.3(c).

“Fully Configured” means, in respect of the process of migration of a Biller to the NextGen Platform, that the Companies have completed applicable Biller configuration, including custom java script and pipe configuration, including all development, testing and quality assurance related to the foregoing.

“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect at the date of the financial statement to which it refers.

“GINA” Genetic Information Nondiscrimination Act of 2008.

“Governmental Body” means any foreign, federal, state, local or other governmental authority, including any court of competent jurisdiction, tribunal, judicial or regulatory body.

“Governmental Matters” means permits and licenses, fines and citations issued by U.S. Governmental Bodies, and similar payments mandated by a U.S. Governmental Body.

“Governmental Permits” has the meaning specified in Section 5.7(a).

“Guaranties” has the meaning specified in Section 8.6.

“Hazardous Materials” has the meaning specified in Section 5.16(b).

“Held Asset” has the meaning specified in Section 7.11(a)(i).

“Historical Financial Statements” means the audited combined balance sheet of the Business as of December 31, 2017 and the audited combined statements of income of the Business for the year ended December 31, 2017.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person as of any date means, without duplication, (a) all indebtedness for borrowed money, notes, bonds, indentures, debt securities or warrants or other rights to acquire any debt securities of such Person, in each case, including any prepayment penalties, premiums, costs, breakage or other amounts payable upon discharge, (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (c) all capitalized finance lease obligations of such Person, (d) all “earn-out”, contingent purchase price, deferred purchase price or similar payment obligations under any Contract that relates to the acquisition of any business or assets by such Person, (e) all obligations of such Person in respect of dividends declared by such Person that are accrued and unpaid, (f) net payment obligations of such Person under any interest rate or currency swap transactions, caps, collars or other hedging transactions, (g) all obligations of such Person for reimbursement of any letters of credit, performance bonds, surety bonds, corporate guarantees or similar instruments, (h) all obligations of indebtedness of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person), but only to the extent that any amounts thereunder are drawn upon or against, and (i) all guarantees of any of the foregoing obligations of another Person; provided, that, in the case of Closing Date Indebtedness, Indebtedness shall not include (a) any indebtedness solely between the Companies or (b) any items included in Working Capital.

“Indemnification Claim” has the meaning specified in Section 12.5.

“Indemnified Party” has the meaning specified in Section 12.3(a).

“Indemnifying Party” has the meaning specified in Section 12.5.

“Insurance Coverage” has the meaning specified in Section 8.5.

“Intellectual Property” means Copyrights, Patent Rights, Trademarks and Trade Secrets.

“Intercompany Agreements” has the meaning specified in Section 7.5(b).

“Interim Financial Statements” means the audited combined balance sheet of the Business as of the Interim Financial Statements Date, and the related statements of income for the nine months then ended.

“Interim Financial Statements Date” means September 30, 2018.

“International Business Employee” means any Business Employee who is not a U.S. Business Employee.

“Joint Service Contracts” has the meaning specified in Section 7.3(f).

“Knowledge of Buyer” means, as to a particular matter, the current actual knowledge, as of the date hereof of the Persons listed on Schedule 1.1(c) after reasonable inquiry of their direct reports.

“Knowledge of Seller” means, as to a particular matter, the current actual knowledge, as of the date hereof of the Persons listed on Schedule 1.1(d) after reasonable inquiry of their direct reports.

“Law” means any law, statute, regulation, rule, code or ordinance enacted, adopted, issued or promulgated by any Governmental Body.

“Leased Real Property” has the meaning specified in Section 5.9.

“Liability” means any liability or obligation, fixed or contingent.

“Listing Representation” means the representations and warranties set forth in Section 5.5(a) and (b), the first sentence of Section 5.7, the first sentence of Section 5.9, Section 5.10(b), the first sentence of Section 5.10(d), Section 5.10(f), Section 5.13 and the first and last sentences of Section 5.15(a).

“Loss” or “Losses” means any and all losses, Liabilities, damages, Taxes and reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees), in each case that are due and payable, including any of the foregoing arising under, out of or in connection with any Proceeding; provided, however, that “Losses” exclude (a) any Liability to the extent that it has been accrued for or reserved against in the Interim Financial Statements and (b)any special, indirect, incidental, punitive, exemplary or consequential damages, except for (i) special, indirect, incidental, exemplary or punitive damages paid to a third party as a result of a binding judgment in a legal proceeding and (ii) indirect, incidental and consequential damages to the extent both (A) reasonably foreseeable and (B) such damages result from, or arise out of, the Business as currently conducted after taking into account any current plans of Seller for the Business and giving effect to the Reorganization and not from any future plans of Buyer with respect to the Business.

“Marketing Period” means the first period of 15 consecutive calendar days commencing on or after the date hereof throughout which and on the first and last day of which Parent has the Required Information except that for purpose of this definition, (i) the following days shall not be counted as calendar days: May 24, 2019 through May 27, 2019, July 4, 2019 through July 7, 2019, November 27, 2019 through December 1, 2019, January 18, 2020 through January 20, 2020, and February 15, 2020 through February 17, 2020, (ii) if such 15 consecutive calendars day period has not been completed on or prior to August 16, 2019, then such period shall be deemed not to have commenced prior to September 3, 2019, and (iii) if such 15 consecutive calendar day period has not been completed on or prior to December 20, 2019, then such period shall be deemed to have not commenced prior to January 6, 2020; it being understood that once the Marketing Period has commenced it shall not recommence as a result of any delivery of subsequent financial statements contemplated in the definition of “Required Information” after the date hereof.

“Material Adverse Effect” means any change, event or effect that, individually or in the aggregate, (1) has had or would reasonably be expected to have, a material adverse effect on the assets, results of operations or financial condition of the Business taken as a whole or (2) prevents or materially restrains the ability of Seller to consummate the Contemplated Transaction, in each case, other than as to clause (1) only any change, event or effect arising out of, resulting from or attributable to (either alone or in combination): (a) economic conditions (or changes after the date hereof in such conditions) or the Companies’ industry or industry sector, (b) political conditions generally of the United States, (c) the securities markets, credit markets, currency markets or other financial markets, (d) the disclosure of the Contemplated Transactions, the negotiation or execution of this Agreement or consummation of the Contemplated Transactions, including effects related to compliance with the covenants or agreements contained herein or the failure to take any action as a result of any restrictions or prohibitions set forth herein (including, in each case, the loss of, or disruption in, any customer (including Billers), supplier, vendor and/or other business relationships resulting from the Contemplated Transactions), and any adverse change or effect caused by (i) loss of, or disruption in, any customer (including Billers), supplier, vendor and/or other business relationships that primarily results from the identity of Buyer, or any failure or potential failure to renew or enter into contracts with Billers or (ii) loss of any personnel, (e) changes or prospective changes in Law, GAAP or the enforcement or interpretation thereof, (f) actions specifically permitted to be taken or omitted pursuant to this Agreement or taken with the Buyer’s written consent, (g) any action taken by Buyer or its Affiliates, (h) any action taken at the request or with the consent of Buyer or any of its Affiliates, (i) any acts of God, (j) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, terrorism or military actions, or (k) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, that any change or effect referred to in clauses (a), (b), (c), (e), (i) and (j) above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent such change or effect has a disproportionate effect on the Companies, taken as a whole, compared to other participants in the principal industries in which the Companies operate.

“Material Billers” has the meaning specified in Section 5.20(a).

“Material Vendors” has the meaning specified in Section 5.20(b).

“Name” means “Speedpay”.

“NextGen Platform” means the proprietary source code and executable object code for front end application developed and maintained by the Companies, and hosted on Amazon Web Service, as the “next generation”, future-state application to support the submission and processing of payments by payers to Billers of the Business.

“Non-Assignable Asset” has the meaning specified in Section 7.10(a).

“Obligations” has the meaning specified in Section 13.17(a).

“Offering Documents” means customary debt syndication documents, including information memoranda, lender presentations, rating agency materials, and similar documents relating to the Financing.

“Omitted Asset” has the meaning set forth in Section 7.11(a)(ii).

“Online Bill Payment Agreement” means the Master Services Agreement, dated as of the Closing Date between the Seller Licensed Subsidiary and Buyer in a form to be mutually agreed upon in good faith between Buyer and Seller prior to the Closing.

“Open Source Software” means any software that is generally available to the public in source code form under licenses now approved by the Open Source Initiative and listed at

http://www.opensource.org/licenses, which licenses include the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL) or under any other license that requires such software to (a) be licensed for the purpose of making modifications or derivative works or (b) be redistributable at no charge.

“Parent” has the meaning specified in the Preamble.

“Outside Date” means November 27, 2019.

“Patent Rights” means patents and patent applications issued or pending with a Governmental Body that are enforceable in the United States, and any continuations, continuations-in-part, divisionals, or reissues of the foregoing.

“Permitted Encumbrances” means (a) Encumbrances for Taxes and other governmental charges and assessments which are not yet due and payable or which are being contested in good faith in accordance with applicable Law and for which adequate reserves have been established in the Interim Financial Statements in accordance with GAAP, (b) Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics and materialmen and other like Encumbrances arising in the ordinary course of business for sums not yet due and payable, (c) Encumbrances specifically identified on the Schedules to this Agreement, (d) other Encumbrances or imperfections on property which do not materially detract from the value of or materially impair the existing use of the property affected by such Encumbrance or imperfection, and (e) arising under applicable Laws, including building and zoning Laws now or hereafter in effect relating to the Leased Real Property.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Body.

“Post-Closing Data Center Liabilities” means lease obligations in respect of the Excluded Data Centers and Liabilities to the extent arising out of the post-Closing services provided by Seller or any of its Subsidiaries to the Business in respect of the Excluded Data Centers.

“Preliminary Purchase Price” has the meaning specified in Section 4.2(a).

“Prior Companies Counsel” has the meaning specified in Section 13.15.

“Proceeding” means any action, Court Order, writ, injunction or any claim, suit, litigation, proceeding, arbitration, audit or investigation, in each case by or before any Governmental Body, or arbitration or mediation.

“PTO” has the meaning specified in Section 8.3(e).

“Purchase Price” has the meaning specified in Section 3.1.

“Purchase Price Allocation” has the meaning specified in Section 8.2(g).

“Purchase Price Cap” has the meaning specified in Section 12.2(b).

“R&W Policy” has the meaning specified in Section 7.12.

“Real Property Lease” has the meaning specified in Section 5.9.

“Remainco Non-Assignable Asset” has the meaning specified in Section 7.10.

“Reorganization” has the meaning specified in Section 7.9(a).

“Reorganization Agreement” has the meaning specified in Section 7.10(a).

“Reorganization Certificate” means the certificate duly executed by an officer of Seller at Closing substantially in the form attached hereto as Exhibit B.

“Replacement Shared Contract” has the meaning specified in Section 7.3(g).

“Required Information” means (a) the Financial Statements, (b) the audited balance sheet for the Business as of December 31, 2018 and related audited statement of income for the fiscal year ended December 31, 2018, and (c) the unaudited balance sheet for the Business as of the end of each fiscal quarter ending at least 60 days prior to the Closing Date (commencing with the fiscal quarter ended March 31, 2019) and related unaudited statement of income for each such fiscal quarter.

“SEC” means the Securities and Exchange Commission.

“Section 338(h)(10) Election” has the meaning specified in Section 8.2(g).

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning specified in the first paragraph of this Agreement.

“Seller Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Seller under this Agreement or in connection herewith.

“Seller Assets” means all assets that do not primarily related to the Business, including the assets set forth on Schedule 1.1(f).

“Seller Benefit Plans” has the meaning specified under the defined term “Excluded Assets.”

“Seller FSA Program” has the meaning specified in Section 8.3(g).

“Seller Fundamental Representations” means those representations and warranties of Seller set forth in Section 5.1, the first sentence of Section 5.2(a), Section 5.2(b), Section 5.3(a) and Section 5.23.

“Seller Indemnified Persons” has the meaning specified in Section 12.3(a).

“Seller Liabilities” means all liabilities of ECG and Sprint to the extent arising out of or relate to the Seller Assets.

“Seller Licensed Subsidiary” means Western Union Financial Services, Inc., a Colorado corporation.

“Seller Licensed Subsidiary Contract” means a Contract to which a Biller and Seller Licensed Subsidiary is a party pursuant to which the Seller Licensed Subsidiary, either alone or together with one or more of the Companies, provides services of the Business to a Biller, excluding any such Contract that primarily relates to a business or businesses of Seller or any Subsidiary of Seller that are not the Business.

“Seller Service” means any service provided by Seller or a Seller Subsidiary.

“Seller Tax Returns” has the meaning set forth in Section 8.2(b)(i).

“Seller Trademarks” has the meaning set forth in Section 8.1(a).

“Seller’s Accountants” has the meaning specified in Section 4.5(b).

“Shared Contract Liabilities” has the meaning specified under the defined term “Assumed Liabilities.”

“Shared Contracts” means any Shared Vendor Contract or Joint Service Contract.

“Shared Vendor Contract” means any Contract to which Seller or any of its Subsidiaries (other than the Companies) is a party and pursuant to which a vendor provides services to both the Business, on the one hand, and the other businesses of Seller and its Subsidiaries (other than the Companies), on the other hand, that are (a) material to the operation of the Business and (b) are not (i) services of the type listed on Schedule 5.11 or (ii) services of the type to be provided pursuant to the Transition Services Agreement. A complete list of Shared Vendor Contracts as of the date hereof is listed on Schedule 1.1(h).

“Shares” has the meaning specified in the recitals of this Agreement.

“SISP” has the meaning specified in Section 5.15(a).

“Software” means computer software programs, including tool sets, compilers, higher level “proprietary” languages, related documentation and materials, whether in source code, object code or human readable form.

“Sprint” has the meaning specified in the recitals of this Agreement.

“Sprint Platform” means the hardware, software, systems and equipment, both front-end and back-end, operated, utilized and accessed by the Companies or accessed by the Seller Licensed Subsidiary in respect of the Business.

“Straddle Period” has the meaning specified in Section 8.2(e)(i).

“Subsidiary” means, with respect to any party, any Person of which (a) such party or any other Subsidiary of such party is a general partner or managing member or (b) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors (or others performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries.

“Target Conversion Date” with respect to any Biller of the Business, means the date that, as of February 21, 2019, the Companies are targeting to convert such Biller to the NextGen Platform.

“Target Settlement Working Capital Amount” has the meaning set forth in Schedule 1.1(j).

“Target Working Capital Amount” means $5,100,000 plus the Target Settlement Working Capital Amount.

“Tax” (and, with correlative meaning, “Taxes”) means (a) any tax of any kind, including any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, or any similar tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, imposed by any Governmental Body, (b) Liability for the payment of any amounts of the type described in clause (a) above of another Person arising as a result of being (or ceasing to be) a member of an Affiliated Group (or being included (or requiring to be included)) in any Tax Return relating thereto, and (c) Liability for the payment of any amounts of the type described in clause (a) above of another Person under any Contract (other than a Contract entered into in the ordinary course of business and not primarily relating to Taxes) or as a result of being a transferee or successor under applicable Law.

“Tax Attributes” means, with respect to any Tax, any tax basis, net operating loss carryovers, net capital loss carryovers, credits and similar Tax items of any Person.

“Tax Claim” has the meaning specified in Section 8.2(f)(i).

“Tax Return” means any return, report election, declaration or similar statement required to be filed with a Governmental Body with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party Claim” has the meaning specified in Section 12.6.

“Third Party Rights” has the meaning specified in Section 7.10(b).

“Trademarks” means trademarks, service marks and trade names registered or pending for registration with a Governmental Body that are enforceable in the United States, and all goodwill associated with any of the foregoing.

“Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans and other proprietary information that, in each case, are protected by the applicable Law as a “trade secret.”

“Transaction Expenses” means collectively, (a) all of the out-of-pocket fees and expenses incurred at or before the Closing by either of the Companies and not paid at or before the Closing to the extent they arise out of the engagement of third parties in connection with the negotiation, documentation and consummation of this Agreement and the Contemplated Transactions, including all fees, expenses, disbursements and other similar amounts paid to attorneys, financial advisors or accountants of the Companies, (b) change of control, retention bonus, discretionary bonus or other compensatory payments made to, or due to, any employee of either of the Companies as a result of the execution of this Agreement or the consummation of the Contemplated Transactions and any other acceleration or increases in rights or benefits required to be provided or payable by either Company after the Closing Date pursuant to any employment Contract with any Affected Employee, including the employer portion of any payroll, social security, Medicare, unemployment and similar Taxes payable by either Company in connection with or as a result of the payment of such obligations (excluding, for the avoidance of doubt, any payment subject to a “double-trigger” requirement or otherwise contingent upon the occurrence of any subsequent event (including the termination of the employment of such employee)), (c) any out-of-pocket fees and expenses incurred by the Companies at or before the Closing in connection with the Reorganization and not paid at or before the Closing (excluding, for the avoidance of doubt, any costs or expenses in respect of any consents of the counterparties to the Reorganization Agreements), and (d) 50% of the premium amount for the R&W Policy; provided, however, that except as provided in clause (d) Transaction Expenses shall not include any fees, costs, payments, expenses or disbursements incurred by, on behalf of or for the account of Parent, Buyer or their Affiliates (including, after the Closing and as applied to post-Closing events, the Companies). For the avoidance of doubt (solely so as to avoid double counting), and notwithstanding anything to the contrary contained herein, the term “Transaction Expenses” shall not include: (i) amounts to the extent included in Working Capital, (ii) amounts to the extent included in Closing Date Indebtedness or (iii) fees and expenses or liabilities related to Parent and Buyer obtaining financing in connection with this Agreement.

“Transfer Taxes” has the meaning set forth in Section 8.2(a).

“Transferred Contracts” has the meaning specified under the defined term “Contributed Assets.”

“Transferred Domain Names” has the meaning specified under the defined term “Contributed Assets.”

“Transferred Intellectual Property” has the meaning specified under the defined term “Contributed Assets.”

“Transferred Owned Software” has the meaning set forth under the defined term “Contributed Assets.”

“Transferred Permits” has the meaning set forth under the defined term “Contributed Assets.”

“Transferred Trademarks” has the meaning set forth under the defined term “Contributed Assets.”

“Transition Services Agreement” means the Transition Services Agreement, dated as of the Closing Date between Seller and ECG in the form attached hereto as Exhibit A.

“U.S. Affected Employee” has the meaning specified in the definition of “Affected Employee”.

“U.S. Business Employee” means any Business Employee whose primary work location is in the United States.

“Utility Services” means the supply of electricity, water, gas, waste disposal services, telecommunications services and sewer connections.

“Walletron Option” has the meaning set forth in Section 7.13(a).

“Walletron Purchase Price” has the meaning set forth in Section 7.13(a).

“Walletron Shares” has the meaning set forth in Section 7.13(a).

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, and any similar foreign, state, or local applicable Law.

“willful breach” means (a) if the Buyer Termination Fee has been paid in accordance with the terms of this Agreement, a deliberate breach of this Agreement that an officer of such breaching Party has or would reasonably be expected to have knowledge that the action taken or not taken constitutes a breach of this Agreement or (b) if the Buyer Termination Fee has not been paid in accordance with the terms of this Agreement, a willful and material breach of this Agreement, that an officer of such breaching Party has or would reasonably be expected to have knowledge that the action taken or not taken constitutes a breach of this Agreement

“Working Capital” means the working capital of the Business, as defined on Schedule 1.1(i)(A), and calculated in accordance with the Agreed Accounting Principles. Schedule 1.1(i)(B) sets forth an illustrative calculation of the Working Capital as of the December 31, 2018. For the avoidance of doubt, amounts to the extent included in Closing Date Cash, Closing Date Indebtedness and Transaction Expenses shall not be included in Closing Date Working Capital.

Section 1.2.    Interpretation. In this Agreement (including in any Schedules):

(a)    words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

(b)    “including,” means “including without limitation”;

(c)    “business day” means any day other than a Saturday, Sunday, or a day that is a statutory holiday under the Laws of the United States or the State of New York;

(d)    the use of headings is for convenience of reference only and shall not affect the meaning or interpretation of this Agreement (including any Schedules);

(e)    when calculating the period of time within which or following which any act is to be done or step taken, the date that is the reference day in calculating such period shall be excluded and, if the last day of such period is not a business day, the period shall end on the next day that is a business day;

(f)    all dollar amounts are expressed in United States funds, and all amounts payable hereunder shall be paid in United States funds;

(g)    money shall be tendered by wire transfer of immediately available federal funds to the account designated in writing by the party that is to receive such money;

(h)    the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not only to a particular Section in which such words appear;

(i)    references herein to articles, sections, exhibits and schedules mean the articles and sections of, and the exhibits and schedules attached to, this Agreement;

(j)    exhibits and Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein;

(k)    the word “or” shall not be exclusive;

(l)    (A) for purposes of Article V and, in the case of the obligations of Seller, Articles VII and VIII, transactions contemplated by this Agreement or words of similar effect does not include the Financing and (B) Seller does not make any representations or warranties with respect to the Financing or the effect of the Financing on the Companies, the Business or any of their or its respective assets or Liabilities or the Contemplated Transactions;

(m)    the words “to the extent” mean “the degree by which” and do not simply mean “if”;

(n)    unless the context otherwise requires, references herein: (i) to a Contract, instrument or other document means such Contract, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder; and

(o)    neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any item or matter in any schedule is intended to imply that such item or matter is or is not material, and no party shall use the fact of the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter described herein or included in any schedule is or is not material for purposes of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.1.    Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign, convey and deliver to Buyer, free and clear of all Encumbrances other than those Encumbrances imposed by federal or state securities Laws, and Buyer shall purchase and accept from Seller, all of Seller’s right, title and interest in the Shares.

ARTICLE III

PURCHASE PRICE

Section 3.1.    Purchase Price. The purchase price for the Shares shall be equal to the Base Purchase Price, plus (or, if a negative amount, minus the absolute value of) the Adjustment Amount (the Base Purchase Price, as so adjusted, the “Purchase Price”). The Purchase Price shall be paid by Buyer pursuant to Section 4.2 hereof.

ARTICLE IV

CLOSING

Section 4.1.    Closing Date. Unless this Agreement shall have been terminated pursuant to Article XI, and subject to the satisfaction or waiver (in writing by the applicable party) of the conditions set forth in Article IX and X, the Closing shall be consummated at 10:00 a.m. eastern time on the first Thursday or Friday that is at least two business days following satisfaction or waiver of all of the closing conditions set forth in Article IX and X (other than those to be satisfied at Closing), at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603, or remotely via the exchange of executed documents and other closing deliverables, or at such other time and place as shall be agreed upon by Buyer and Seller. The date on which the Closing is actually held is referred to herein as the “Closing Date.” Notwithstanding the foregoing, (i) if the Marketing Period has not ended by the date on which the conditions set forth in Articles IX and X have been satisfied or waived, then the Closing shall occur instead on the date following the satisfaction or waiver of the conditions set forth in Articles IX and X (other than those to be satisfied at Closing) that is the earliest to occur of (a) any business day during or before the expiration of the Marketing Period as may be specified by Buyer on no fewer than three business days’ prior written notice to the Seller and (b) three business days after the final day of the Marketing Period, unless another date is agreed to by Buyer and Seller and (ii) unless consented to in writing by Buyer and Seller, the Closing Date shall not occur prior to the 90th day after the date hereof.

Section 4.2.    Payment on the Closing Date.

(a)    At the Closing, Buyer shall pay Seller an amount equal to the Base Purchase Price plus (or, if a negative amount, minus the absolute value of) the Estimated Adjustment Amount (the “Preliminary Purchase Price”) by wire transfer of immediately available funds to the bank account or accounts specified by Seller in accordance with paragraph (b) hereof.

(b)    Not less than five business days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement setting forth (i) the amount of the Estimated Closing Date Working Capital, (ii) the amount of the Estimated Closing Date Cash, (iii) the amount of the Estimated Closing Date Indebtedness, (iv) the amount of the Estimated Transaction Expenses, (v) the Estimated Adjustment Amount, (vi) the amount of the Preliminary Purchase Price, (vii) the amount of the Target Settlement Working Capital Amount (including all underlying calculations thereto) and (viii) the wire transfer instructions for Seller, and to the extent reasonably requested by Buyer, following the delivery of such statement, Seller shall respond to any of Buyer’s reasonable inquiries and provide it with such collaborating information as Buyer shall reasonably request; provided, however, Seller shall not be obligated to revise such statement upon, or in connection with, such inquiries and requests.

Section 4.3.    Buyer and Parent’s Additional Closing Date Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article IX, at the Closing, Buyer and Parent shall deliver to Seller all of the following:

(a)    certificate of the secretary or an assistant secretary of each of Buyer and Parent, dated the Closing Date, in form and substance reasonably satisfactory to Seller, as to (i) the resolutions of each of the Board of Directors of Buyer and Parent authorizing the execution and performance of this Agreement, any Buyer Ancillary Agreement and the transactions contemplated hereby and thereby and (ii) incumbency and signatures of the officers of each of Buyer and Parent executing this Agreement and any Buyer Ancillary Agreement;

(b)    the certificate contemplated by Section 10.1, duly executed by a duly authorized officer of Buyer; and

(c)    duly executed original counterparts of the Transition Services Agreement executed on behalf of ECG.

Section 4.4.    Seller’s Closing Date Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article X, at the Closing, Seller shall deliver to Buyer all of the following:

(a)    certificate of the secretary or an assistant secretary of Seller, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) the resolutions of the Board of Directors of Seller authorizing the execution and performance of this Agreement, any Seller Ancillary Agreement to which Seller is a party and the Contemplated Transactions and (ii) incumbency and signatures of the officers of Seller executing this Agreement and any Seller Ancillary Agreement to which Seller is a party;

(b)    the certificate(s) representing all of the Shares, duly endorsed to Buyer or accompanied by duly executed stock/equity powers;

(c)    the certificate contemplated by Section 9.1, duly executed by a duly authorized officer of Seller;

(d)    duly executed original counterparts of the Transition Services Agreement executed on behalf of Seller;

(e)    the written resignations of each of the members of the board of directors of the Companies in his or her capacity as such;

(f)    a properly completed and duly executed certification of non-foreign status, for purposes of Section 897 and 1445 of the Code and IRS Form W-9;

(g)    an executed intercompany termination agreement, or similar agreement, in connection with Seller’s obligations to terminate the Intercompany Agreements as contemplated by Section 7.5 of this Agreement;

(h)    an IRS Form 8023 (Elections under Section 338 for Corporations Making Qualified Stock Purchases) with respect to the Companies, duly executed by Seller (or an Affiliate of Seller, as applicable), and any other analogous or corresponding form, requested and prepared by Buyer and duly executed by Seller (or an Affiliate of Seller, as applicable), that is required to be filed with any state, local or foreign Governmental Body to effect the Section 338(h)(10) Election;

(i)    customary payoff letters of Closing Date Indebtedness in respect of such Closing Date Indebtedness for borrowed money from the obligees thereof, including the amounts necessary to pay such Indebtedness as of the Closing;

(j)    all organizational documents of the Companies; and

(k)    the Reorganization Certificate.

Section 4.5.    Determination of the Adjustment Amount.

(a)    On or before 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a report (the “Adjustment Report”) setting forth Buyer’s computation of (i) the Closing Date Working Capital, (ii) the Closing Date Indebtedness, (iii) the Closing Date Cash, (iv) the Transaction Expenses, and (v) the Target Settlement Working Capital Amount (including all underlying calculations thereto). Seller shall reasonably assist Buyer in the preparation of the Adjustment Report and shall provide Buyer reasonable access at all reasonable times to the personnel, properties, books and records of the Companies for such purpose. The parties acknowledge that the sole purpose of the determination of the process in this Section 4.5 is to determine the final Closing Date Working Capital, final Closing Date Cash, final Closing Date Indebtedness, Transaction Expenses and Target Settlement Working Capital Amount (including all underlying calculations thereto) and such process is not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies in a manner inconsistent with the Agreed Accounting Principles or Schedule 1.1(j).

(b)    After delivery of the Adjustment Report to Seller, Seller and/or a firm of independent public accountants designated by Seller (“Seller’s Accountants”) shall be entitled to reasonable access during normal business hours to the relevant records and working papers of

Buyer to aid in their review of the Adjustment Report. The Adjustment Report shall be deemed to be accepted by Seller and shall be conclusive for purposes of determining the Adjustment Amount except to the extent, if any, that Seller or Seller’s Accountants shall have delivered within 30 days after the date on which the Adjustment Report is delivered to Seller, a written notice to Buyer stating each and every item to which Seller takes exception, specifying in reasonable detail the nature and extent of any such exception (it being understood that any portion of the Adjustment Amounts that is not disputed shall be deemed final). If a change proposed by Seller is disputed by Buyer, then Seller and Buyer shall negotiate in good faith to resolve such dispute. If, after a period of 30 days following the date on which Seller gives Buyer notice of any such proposed change, any such proposed change still remains disputed, then Buyer and Seller shall engage PricewaterhouseCoopers LLP, or, if PricewaterhouseCoopers LLP is unwilling or unavailable, another independent firm of public accountants of nationally recognized standing mutually acceptable to Buyer and Seller (the “Accounting Firm”) to resolve any remaining disputes. The Accounting Firm shall act as an arbitrator to determine, based solely on presentations by Buyer and Seller, and not by independent review, only those issues still in dispute with respect to the Adjustment Amount. The decision of the Accounting Firm shall be final and binding and shall be in accordance with the provisions of this Section 4.5. All of the fees and expenses of the Accounting Firm shall be paid by Buyer and Seller in inverse proportion as they may prevail on the disputed items resolved by the Accounting Firm, utilizing the values of such items as initially submitted by the parties to the Accounting Firm. Such proportional allocations shall be determined by the Accounting Firm at the time its determination is rendered on the disputed items.

(c)    Any Adjustment Amount shall be paid within five business days following the Adjustment Report Finalization Date as follows:

(i)    if the Estimated Adjustment Amount equals the Adjustment Amount, no payment shall be made;

(ii)    if the Estimated Adjustment Amount exceeds the Adjustment Amount, as calculated in accordance with this Section 4.5, Seller shall pay to Buyer the difference thereof, by wire transfer of immediately available funds to an account specified in writing to Seller by Buyer; and

(iii)    if the Adjustment Amount, as calculated in accordance with this Section 4.5, exceeds the Estimated Adjustment Amount, Buyer shall pay to Seller the difference thereof, by wire transfer of immediately available funds to an account or accounts specified in writing to Buyer by Seller.

Any payment required to be made pursuant to this Section 4.5(c) shall be made together with interest thereon from the Closing Date to the date of payment at the rate of interest per annum equal to the 30-day LIBOR in effect on the Closing Date as reported in The Wall Street Journal.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and to consummate the Contemplated Transactions, except as set forth on the Schedules (it being understood and agreed that any disclosure on a Schedule shall qualify all of the representations and warranties in this Article V to the extent the applicability of such information and disclosure is reasonably apparent on its face), Seller hereby represents and warrants to Buyer as follows:

Section 5.1.    Organization of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2.    Organization; Capital Structure of the Companies; Power and Authority.

(a)    Each of the Companies is duly organized, validly existing and in good standing under the Laws of New York. Each of the Companies is duly qualified to transact business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualifications necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate, be material and adverse to the Business. Each of the Companies has the corporate power and corporate authority to own or lease and operate its assets and to carry on the Business in the manner as it is currently being conducted, except as would not reasonably be expected to, individually or in the aggregate, be material and adverse to the Business. Seller has made available to Buyer true, correct and complete copies of the certificate of incorporation and bylaws of each Company, in each case, as amended and in effect on the date hereof.

(b)    As of the date hereof, each of the Companies has the authorized, issued and outstanding equity as set forth on Schedule 5.2(b). Seller owns all the outstanding equity of ECG, free and clear of all Encumbrances other than those Encumbrances imposed by federal or state securities laws. ECG owns all of the outstanding equity of Sprint, free and clear of all Encumbrances other than those Encumbrances imposed by federal or state securities laws. All such equity is duly authorized, validly issued and outstanding, fully paid and nonassessable and free of preemptive rights. Except for this Agreement, there are no commitments to issue or sell any shares of capital stock or equity or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from Seller or either of the Companies, any shares of capital stock or equity of either of the Companies, and no such securities or obligations are outstanding. There are no outstanding options, warrants, calls or any other similar rights or any other agreements relating to the sale, issuance, transfer or voting of any shares of the capital stock or other equity interests of either Company to which such Company is party, or any securities, agreements or other instruments directly or indirectly convertible into, exchangeable or exercisable for or evidencing the right to purchase any shares of capital stock or other equity interests of such Company, other than this Agreement.

(c)    Neither of the Companies owns, or has any obligation to acquire or make an investment in, any equity interest in any other Person. There are no phantom stock, or stock appreciation, profit participation or similar rights, obligations or arrangements outstanding issued by either Company. ECG has no Subsidiaries other than Sprint, and Sprint has no Subsidiaries.

Section 5.3.    Authority of Seller; Conflicts.

(a)    Seller has the corporate power and corporate authority to execute, deliver and perform this Agreement and each of the Seller Ancillary Agreements. The execution, delivery and performance of this Agreement and the Seller Ancillary Agreements by Seller have been duly authorized and approved by Seller’s board of directors and do not require any further authorization or consent of Seller or its stockholders. This Agreement has been duly authorized, executed and delivered by Seller and (assuming the valid authorization, execution and delivery of this Agreement by Buyer) is the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, and each of the Seller Ancillary Agreements has been duly authorized by Seller and upon execution and delivery by Seller shall be (assuming the valid authorization, execution and delivery by Buyer, where Buyer is a party, or the other party or parties thereto) a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject, in the case of this Agreement and each of the Seller Ancillary Agreements, to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general application relating to or affecting creditors’ rights and general equity principles.

(b)    Except as set forth in Schedule 5.3, neither the execution and delivery of this Agreement or any of the Seller Ancillary Agreements or the consummation of any of the Contemplated Transactions nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

(i)    result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the Shares or any of the assets of the Companies, under (A) (1) the Certificate of Incorporation or Bylaws of Seller or either of the Companies, (2) any Business Agreement or Biller Contract, (3) any Court Order to which Seller or either of the Companies is a party or by which Seller, the Business, or either of the Companies is bound or (B) or assuming the receipt of all necessary consents and approvals and the filing of all necessary documents as described in Section 5.3(b)(ii), (1) any Law affecting Seller, the Business or either of the Companies, or (2) any Governmental Permits, other than, in the case of clauses (A)(2), (B)(1) and (B)(2) above, any such breaches, defaults, rights, loss of rights or Encumbrances that would not reasonably be expected to individually or in the aggregate, be material and adverse to the Business, or

(ii)    require the approval, consent, authorization or act of, or the making by Seller or either of the Companies of any declaration, filing or registration with, any Person, except (1) in connection, or in compliance, with the provisions of the HSR Act and (2) such approvals, consents, authorizations, declarations, filings or registrations, the failure of which to be obtained or made would not reasonably be expected to be material to the Companies, taken as a whole, or could not prevent the consummation of any of the Contemplated Transactions.

The representations and warranties of Seller herein assume Buyer’s representations and warranties in Section 6.3 are true and correct (without giving effect to any knowledge or date limitations therein).

Section 5.4.    Financial Statements. The Business is not a separately reported unit of Seller. As a result, the financial statements prepared for the Business are not prepared as part of Seller’s normal reporting process. Schedule 5.4 contains the Financial Statements. The Financial Statements were derived from the books and records of Seller from source document subject to the controls and procedures of Seller’s accounting systems. The books and records of Seller for which such Financial Statements were derived from were maintained in accordance with GAAP. The Financial Statements present fairly, in all material respects, the financial position and results of operations of the Business, as of their respective dates and for the respective periods covered thereby subject, in the case of the Interim Financial Statements, to normal period-end adjustments, but do not necessarily reflect what the consolidated operations and financial positions of the Business would have been had the Business been operated independently of Seller during the periods presented. Seller, in respect of the Business, has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements in accordance with GAAP.

Section 5.5.    Operations Since Interim Financial Statements Date. Except as set forth on Schedule 5.5, since the Interim Financial Statements Date, (a) there has been no Material Adverse Effect, (b)to the date hereof neither of the Companies nor Seller has taken any action that, if taken after the date hereof and prior to the Closing would require the approval of Buyer under clauses (i), (ii), (iii), (v), (vi), (vii), (viii), (ix), (x), (xi), (xv) or (xvii) of Section 7.4(b), and (c) to the date hereof Seller and its Subsidiaries have conducted the Business in all material respects in the ordinary course.

Section 5.6.    Taxes.

(a)    All Tax Returns required to have been filed by or on behalf of the Companies or with respect to the Business have been timely and properly filed (taking into account extensions properly obtained). Such Tax Returns are correct and complete in all material respects.

(b)    All Taxes required to have been paid by the Companies (whether or not shown on any Tax Return) have been timely paid or appropriately accrued in the Financial Statements.

(c)    The Companies have not waived any statute of limitations in respect of Taxes of the Companies or otherwise agreed to any extension of time with respect to any Tax assessment or deficiency for which the Companies may be liable, which period (after giving effect to such waiver or extension) has not yet expired, in each case other than with respect to a Consolidated Tax Group.

(d)    All written deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (a) by a Taxing authority have been paid in full or otherwise finally resolved.

(e)    There are no Encumbrances for Taxes upon assets of the Companies other than Permitted Encumbrances.

(f)    All Taxes which the Companies are required by Law to withhold or to collect for payment, including from any employee, shareholder, creditor, holder of securities or other third party, have been duly withheld and collected and have been timely paid to the appropriate Taxing Authority or will be accrued, reserved against and entered on the statement of Closing Date Working Capital, and all IRS Forms W-2 and 1099, and other similar forms required with respect thereto have been properly completed and timely filed.

(g)    The Companies do not have any Liability for Taxes of another Person (other than Seller or its Affiliates) under Treasury Regulation §1.1502-6 (or any similar provision of Law), or under any Contract (other than a Contract entered into in the ordinary course of business and not primarily relating to Taxes), or as a transferee or successor under applicable Law.

(h)    Neither of the Companies has distributed stock of another Person, or has had its stock distributed by another Person, in the past five years in a transaction that purported or intended to be governed in whole or in part by Section 355 of the Code.

(i)    No unresolved written claim for Taxes has ever been made by an authority in a jurisdiction where the Companies do not file Tax Returns that such Company may be subject to taxation by that jurisdiction.

(j)    None of the assets of the Companies is an interest in an entity or arrangement classified as a partnership or a “controlled foreign corporation” for United States federal, state or local income Tax purposes.

(k)    Neither Company has participated in “reportable transaction” within the meaning of Treasury Regulation §1.6011-4(b)(1).

(l)    Neither of the Companies or any of Seller or its Affiliates has requested or received a ruling from any Taxing Authority with respect to Taxes or signed any binding agreement with any Taxing Authority, in each case which could affect either Company’s liability for Taxes for taxable years or periods ending after the Closing Date (other than any liability for Taxes arising as a result of having been a member of a Consolidated Tax Group).

(m)    Neither of the Companies shall be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date (including, for the avoidance of doubt, any 481 adjustment pursuant to Section 13221(d) of U.S. P.L. 115-97), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) prepaid or deposit amount received on or prior to the Closing Date, or (iv) election described in Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) made on or prior to the Closing Date. Neither of the Companies owns or has in the past owned an interest in any deferred foreign income corporation within the meaning of Section 965(h) of the Code.

(n)    Each of the Companies is member of a selling consolidated group for U.S. federal income Tax purposes and is a “target corporation” within the meaning of, and with respect to which an election may be may be made under Section 338(h)(10) of the Code.

Section 5.7.    Governmental Permits.

(a)    As of the date hereof, Schedule 5.7 sets forth a true and complete list of all material licenses, franchises, permits, privileges, immunities, approvals and other authorizations from a Governmental Body held by or possessed by (i) the Companies or (ii) Seller and its Subsidiaries and used primarily in the conduct of the Business (herein collectively called “Governmental Permits”).

(b)    As of the date hereof, except for such regulatory services provided by the Seller Licensed Subsidiary and assuming the accuracy of the representations and warranties of Buyer in Section 6.3(c), the Governmental Permits represent the material licenses, franchises, permits, privileges, immunities, approvals or other authorizations from a Governmental Body necessary to conduct of the Business immediately following the Closing on substantially the same basis as currently conducted.

(c)    Since January 1, 2016, the Companies have complied in all material respects with the terms and conditions of the Governmental Permits, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. All Governmental Permits are in full force and effect.

Section 5.8.    Owned Real Property. Neither of the Companies owns any real property.

Section 5.9.    Leased Real Property. Schedule 5.9 sets forth a true and complete list as of the date hereof of each material lease, license, sublease or similar occupancy agreement (each a “Real Property Lease”) under which either of the Companies, or Seller or any of its Subsidiaries in respect of the Business, is lessee, sublessee or licensee of, or holds or operates, any real property that is primarily used in the Business and owned by any third Person (collectively, the “Leased Real Property”).

Section 5.10.    Intellectual Property.

(a)    Schedule 5.10(a) contains a true, correct and complete list as of the date hereof (specifying the owner thereof, and, if applicable, the patent, registration or application number and issuance, registration or filing date) of all registered Copyrights, Patent Rights and Trademarks owned by either of the Companies, or by Seller or any of its Subsidiaries and used primarily in the conduct of the Business, as currently conducted.

(b)    Schedule 5.10(b) contains a true, correct and complete list as of the date hereof of all Software owned or licensed by either of the Companies, or to the extent primarily used in the Business, by Seller or any of its other Subsidiaries or is otherwise not readily commercially available.

(c)    Other than with respect to Intellectual Property owned by Seller or any of its Subsidiaries (other than the Companies) that will be utilized in connection with the provision of the services under the Transition Services Agreement, the Companies either: (i) own the entire right, title and interest in and to the material Intellectual Property used in the conduct of the Business free and clear of any Encumbrance (except for Permitted Encumbrances) including all right, title and interest in and to the Name, or (ii) have a valid contractual right or license to use the same in the conduct of the Business as currently conducted.

(d)    All registrations for Copyrights, Patent Rights and Trademarks identified in Schedule 5.10(a) are valid and in force, and all applications to register any unregistered Copyrights, Patent Rights and Trademarks so identified and used in the conduct of the Business are pending and in good standing. The Companies have the right to bring actions for infringement or unauthorized use of the Copyrights, Patent Rights, Trademarks and Software owned by the Companies.

(e)    Except as set forth in Schedule 5.10(e), since January 1, 2016: (i) the conduct of the Business has not infringed, misappropriated or violated any third party’s Intellectual Property, (ii) no infringement, misappropriation or violation by Seller or its Subsidiaries of any Intellectual Property of any other Person has occurred or resulted in any way from their conduct of the Business, (iii) no written notice of a claim of any infringement, misappropriation or violation of any Intellectual Property of any other Person has been made or asserted to the Companies or the Seller or any of its Subsidiaries in respect of the conduct of the Business, and (iv) to the Knowledge of Seller, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by Seller or its Subsidiaries and used primarily in the conduct of the Business, which in the case of any of clauses (i) through (iv), would individually or in the aggregate reasonably be expected to be result in a material Liability to the Business.

(f)    No proceedings are pending or, to the Knowledge of Seller, threatened against the Companies, the Seller or their respective Subsidiaries which challenge the validity of any Copyright, Patent Right or Trademark identified in Schedule 5.10(a) or ownership of any other material Intellectual Property rights owned by the Companies, the Seller or their respective Affiliates and used in the conduct of the Business.

(g)    The Companies, and Seller and its Subsidiaries in connection with the Business, have taken commercially reasonable steps to maintain and protect their Trade Secrets that each own.

(h)    The Companies and Seller and its Subsidiaries have implemented commercially reasonable measures designed to maintain and protect the material source code for all Software (i) owned by any of the Companies or (ii) owned by Seller and its other Subsidiaries, which is used primarily in the conduct of the Business as currently conducted. None of the Companies, the Seller or their respective Affiliates have disclosed, delivered, licensed or otherwise made available any source code for any Software owned by any of them which is used in the conduct of the Business, as currently conducted, to any Person who was not, as of the date of disclosure or delivery, an employee or contractor of the Companies or otherwise under an obligation to preserve the confidentiality of such source code.

(i)    Seller and its Subsidiaries, in each case in connection with conduct with respect to the Business have implemented commercially reasonable measures designed to protect the internal and external security and integrity of all Company IT Systems, and the data stored or contained therein or transmitted thereby. Except as set forth in Schedule 5.10(i), there have been (i) since January 1, 2016, to the Knowledge of Seller, no material unauthorized intrusions or breaches of the security of the Company IT Systems or any Software owned or licensed by Seller or its Subsidiaries, which is used primarily in the conduct of the Business as currently conducted and (ii) no material failures or interruptions in (A) the Company IT Systems or (B) any Software owned or licensed by Seller or any of its Subsidiaries that is used primarily in the conduct of the Business, since January 1, 2016 that have not been remedied in all material respects.

(j)    To the Knowledge of Seller, in no case does the use, incorporation or distribution of Open Source Software by (i) any of the Companies in connection with any Software owned or licensed by any of them which is used in the conduct of the Business, as currently conducted or (ii) Seller or its Subsidiaries in connection with any Software owned or licensed by any of them and used primarily in the conduct of the Business, give rise to any obligation to disclose or distribute any source code, to license any such Software or Intellectual Property for the purpose of making derivative works or to distribute any such Software or Intellectual Property without charge.

Section 5.11.    Title to Property; Sufficiency of Assets.

(a)    Except for assets disposed of in the ordinary course of business, the Companies have (or following consummation of the Reorganization shall have) valid title to, or hold by valid and existing lease or license, each item of equipment and other tangible personal property reflected on the Financial Statements as owned by the Companies, Seller or the Subsidiaries of Seller, or acquired after the December 31, 2018, free and clear of all Encumbrances, except for Permitted Encumbrances.

(b)    Except as set forth on Schedule 5.11, after giving effect to the Reorganization including the acquisition of the Contributed Assets by the Companies, the assets, properties and rights owned or held by the Companies constitute all of the assets, properties and rights necessary to operate the Business in all material respects as conducted by the Companies on the date hereof, other than (i) assets (including Contracts and Governmental Permits) and properties being provided pursuant to the Transition Services Agreement or assets utilized by Seller and its Subsidiaries (other than the Companies) in providing services under the Transition Services Agreement and (ii) Governmental Permits and Contracts for which consent is required in connection with the consummation of the Transactions contemplated hereby and appropriate disclosure was made on Schedule 5.3(b).

Section 5.12.    No Violation, Litigation or Regulatory Action; Privacy.

(a)    Except as set forth on Schedule 5.12(a), since January 1, 2016, the Companies, and to the extent in respect of matters arising from the conduct of the Business, Seller and its other Subsidiaries, have complied in all respects with all applicable Laws, the Payment Card Industry Data Security Standard and Court Orders, except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Business.

(b)    Since January 1, 2016, neither of the Companies or, solely in respect of matters arising from the conduct of the Business, Seller and its other Subsidiaries, has engaged in any activity, practice or conduct which would constitute a violation in any material respect of the United States Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, or any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business, other applicable international conventions or other anti-corruption Laws in any applicable jurisdiction.

(c)    Except as set forth on Schedule 5.12(c), as of the date hereof, there are no Proceedings pending or, to the Knowledge of Seller, threatened in writing against either of the Companies, or in respect of matters to the extent in respect of the Business, Seller or its other Subsidiaries. As of the date hereof, there are no Proceedings to which either Company, or in respect of matters to the extent in respect of the Business, Seller or its other Subsidiaries, was a party that were resolved since January 1, 2017 and for which any such Person was required to pay, or agreed to pay, over $500,000 in connection with such Proceeding.

(d)    As of the date hereof, there is no Proceeding pending or, to the Knowledge of Seller, threatened that questions the legality of the Contemplated Transactions.

(e)    The Companies, and with respect to matters to the extent related to the Business, Seller and its other Subsidiaries, are subject to policies and procedures regarding data security and privacy of data and information that they believe in good faith are commercially reasonable and that are in compliance in all material respects with applicable Law.

(f)    The Companies, and with respect to matters to the extent related to the Business, Seller and its Subsidiaries, have information security programs that include commercially reasonable administrative, electronic, technical, physical and other security measures and safeguards with respect to the Company IT Systems and personal data.

Section 5.13.    Contracts. As of the date hereof, except as set forth on Schedule 5.13, none of the Companies, or Seller or its Subsidiaries primarily used in the Business, is a party to or bound by:

(a)    any Real Property Lease or any Contract for the future purchase or sale of real property;

(b)    any Contract for the purchase by the Companies, Seller or its other Subsidiaries of services, supplies, components or equipment which involved the payment of more than $1,500,000 in the year ended December 31, 2018;

(c)    any Contract for the sale by the Companies, Seller or its other respective Subsidiaries of any services or products of the Business with any of the Material Billers;

(d)    any material partnership, joint venture or other similar Contract or arrangement;

(e)    any Contract containing “requirements” provisions or other provisions obligating the Companies, Seller or its other Subsidiaries to purchase or obtain a minimum or specified amount of any product or service from any Person;

(f)    indentures, mortgages or loan agreements or other Contracts for borrowed money of the Companies;

(g)    Contracts for the acquisition or sale of any business enterprise with the counterparty to such acquisition or sale, which such transaction occurred after January 1, 2016 and for which the Seller or its Subsidiaries have ongoing material obligations;

(h)    any Contract (including employment and consulting Contracts) with (A) any current or former director, officer or employee of any of Seller and/or its Affiliates, including the Companies or (B) any current or former shareholder or holder of options, warrants or other rights, in each case, to acquire shares of capital stock or other equity interests of either Company;

(i)    exclusive distributor, dealer or similar Contracts or Contracts under which the Companies, Seller or its other Subsidiaries is obligated to pay after the date of this Agreement an amount in excess of $500,000 during any calendar year;

(j)    Contracts that contain any material “most-favored nation” pricing or similar pricing terms or any material provisions regarding minimum volumes, in each case, in favor of the counterparty that survive the Closing;

(k)    Biller Contracts with any Governmental Body or, to the Knowledge of Seller, any other Contract with any Governmental Body;

(l)    Contracts with any of the Persons required to be listed on Schedule 5.21(b); or

(m)    any Contract containing any material covenant or provision prohibiting the Companies, Seller or its other Subsidiaries from engaging in any line or type of business (except for such agreements which shall not apply to the Companies upon Closing).

Section 5.14.    Status of Contracts. As of the date hereof, each of the Contracts listed or required to be listed in Schedules 5.10, and 5.13 (collectively, the “Business Agreements”) is in full force and effect and is a valid binding agreement of the applicable Company and, to the Knowledge of Seller, each of the other parties thereto, except as would not reasonably be expected to, individually or in the aggregate, be material and adverse to the Business. As of the date hereof, none of the Companies, or Seller or its Subsidiaries to the extent relating to the Business are in, or, to the Knowledge of Seller, alleged to be in, material breach or default under any of the Business Agreements. Seller has made available to Buyer true, complete and correct copies of all Business Agreements.

Section 5.15.    ERISA.

(a)    As of the date hereof, each material “Employee Benefit Plan” is listed in Schedule 5.15(a)(i) (other than any employment agreement that is consistent with the form agreements made available to Buyer). For purposes of this Agreement, “Employee Benefit Plan” means (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA), “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), “multi-employer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) and “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (ii) all other severance, salary continuation, change in control, employment, incentive, bonus, stock option, stock purchase, restricted stock, equity incentive, retirement, pension, redundancy, profit sharing or deferred compensation plans, programs, Contracts (including employment agreements and consulting agreements) or policies, (iii) medical plans, life insurance plans, long-term disability plans and dental plans, and (iv) all other material employee benefit plans, arrangements, programs or personnel policies (including vacation time, holiday pay, bonus programs, moving expense reimbursement programs and sick leave), in each case, in which Business Employees or former employees of the Companies, or to the extent related to matters in respect of the Business, Seller or its Subsidiaries, participate (other than any such plans, programs, agreements or policies required by Law to be provided to any such employees, including workers’ compensation or similar benefits) and which are sponsored or maintained by Seller or any of its Subsidiaries with respect to the Business or the Companies or with respect to which the Companies or Seller have made or are required to make payments, transfers or contributions on behalf of Business Employees. A true, correct and complete copy of The Western Union Company Supplemental Incentive Savings Plan (the “SISP”), and a true, correct and complete copy of each other material Employee Benefit Plan, or a summary thereof, has been made available to Buyer. No material Employee Benefit Plan is sponsored by either of the Companies, other than the commission arrangements identified on Schedule 5.15(a)(ii).

(b)    Each Employee Benefit Plan is maintained and operated in all material respects in compliance with the applicable requirements of the Code, ERISA and all other Law. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is the subject of a favorable opinion letter from the Internal Revenue Service on the form of such Employee Benefit Plan, and, to the Knowledge of Seller, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan in any material respect.

(c)    No Employee Benefit Plan is, and none of the Companies, nor to the extent related to matters in respect of the Business, Seller or its Subsidiaries, in respect of the Business, has any obligation to contribute to, a multiemployer plan (as defined in ERISA Section 4001(a)(3)) or a plan that is or was otherwise subject to Title IV of ERISA, and none of the Companies, or to the extent related to matters in respect of the Business, Seller or its Subsidiaries, would otherwise reasonably be expected to have any Liability with respect to any multiemployer plan or plan subject to Title IV of ERISA that is or was maintained or contributed to by any ERISA Affiliates.

(d)    No Employee Benefit Plan provides life or health insurance benefits to former or retired employees of a Company, or to the extent related to matters in respect of the Business, Seller or any of its Subsidiaries, and none of the Companies, or to the extent related to matters in respect of the Business, Seller or its Subsidiaries, has any material Liability to provide life or medical insurance benefits to former or retired employees, other than pursuant to COBRA or similar state Laws which require limited continuation of coverage for such benefits.

(e)    The consummation of the Contemplated Transactions, other than by reason of actions taken by Buyer following the Closing, shall not (i) entitle any current or former Business Employee or employee of one of the Companies, or to the extent related to matters in respect of the Business, Seller or any of its Subsidiaries, to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any Business Employee or other current or former employee of one of the Companies, or Seller or any of its Affiliates in respect of the Business, or (iii) give rise to the payment of any amount that would not be deductible as a result of Code Section 280G.

(f)    With respect to each Employee Benefit Plan sponsored by a Company, or to the extent related to matters in respect of the Business, Seller or any of its Subsidiaries, all required payments, premiums, contributions, distributions or reimbursements of the Companies, or to the extent related to the Business, Seller or any of its other Subsidiaries, for all periods ending prior to or as of the date hereof have been timely made or properly accrued as required by GAAP.

(g)    Neither of the Companies, nor, to the Knowledge of Seller, any other “disqualified person” (within the meaning of Section 4975 of the Code) or any “party in interest” (within the meaning of Section 3(14) of ERISA) has engaged in any nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any of the Employee Benefit Plans which could subject any Employee Benefit Plans sponsored by either Company to any material Liability or Tax under Section 502(i) of ERISA or Section 4975 of the Code.

(h)    Each Employee Benefit Plan that is subject to the health care continuation requirements of COBRA and/or the requirements of HIPAA, has been administered in compliance with such requirements in all material respects. With respect to each material Employee Benefit Plan sponsored by a Company, Seller or its Subsidiaries, Seller has made available to Buyer true, complete and correct copies of (to the extent applicable): (i) all documents pursuant to which the Employee Benefit Plan is maintained (including the plan, any amendments thereto and the summary plan descriptions), (ii) the three most recent annual reports (IRS Form 5500 series) filed with the IRS (with applicable attachments), and (iii) the most recent determination or opinion letter, if any, received from the IRS.

(i)    Each Employee Benefit Plan sponsored by a Company, or to the extent related to matters in respect of the Business, Seller or any of its Subsidiaries, that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered and drafted or amended, in such a manner so that the additional tax described in Section 409A(1)(B) of the Code shall not be assessed against any individual participating in any such non-qualified deferred compensation plan with respect to benefits due or accruing thereunder.

(j)    The Companies, and to the extent related to matters in respect of the Business, and/or Seller and its Subsidiaries (as applicable), have, for purposes of each relevant Employee Benefit Plan, correctly classified those individuals performing services for the Business as common law employees or independent contractors in all material respects.

(k)    The Companies, and to the extent related to matters in respect of the Business, and/or Seller and its Subsidiaries (as applicable) have correctly classified all Business Employees as exempt or non-exempt and have paid all amounts due to all Business Employees and current or former employees of the Companies, whether under applicable Law or otherwise, in connection with the provision of services by such employees in all material respects, and (i) none of the Companies, Seller and its other Subsidiaries have any material liability with respect to the classification of the Business Employees, and (ii) the Companies do not otherwise have any material liability with respect to the classification of their current or former employees.

Section 5.16.    Environmental Matters. Except as would not reasonably be expected to be materially adverse to the Business:

(a)    since January 1, 2016, the Companies, and to the extent related to matters in respect of the Business, Seller and its Subsidiaries, have complied with all applicable Laws pertaining to pollution or protection of the environment, natural resources or human health and safety (to the extent relating to exposure to Hazardous Materials) or the use, handling or disposal of Hazardous Materials (collectively, “Environmental Laws”);

(b)    there are no Proceedings pending or, to the Knowledge of Seller, threatened against either of the Companies, or to the extent related to matters in respect of the Business, Seller or its Subsidiaries, asserting a violation of or any Liability under Environmental Laws or relating to the spill, release or disposal of any materials defined as “hazardous substances,” “pollutants,” “contaminants,” “solid wastes” or “hazardous wastes” under, or that are otherwise regulated pursuant to, any applicable Environmental Law, including any (i) asbestos and asbestos-containing materials, (ii) petroleum or petroleum-containing materials, (iii) radiation and radioactive materials and (iv) polychlorinated biphenyls (“Hazardous Materials”);

(c)    there has been no spill or release of any Hazardous Material by either of the Companies, or to the extent related to matters in respect of the Business, Seller or its Subsidiaries, at any property, or to the Knowledge of Seller, at any property formerly owned, occupied or operated by either of the Companies, or to the extent related to matters in respect of the Business, Seller or its Subsidiaries, or at any third party disposal location. Since January 1, 2016, to the extent related to matters in respect of the Business, neither Seller or its Subsidiaries, nor either Company has received written notice from any Person alleging that the Business or either Company is actually or potentially responsible for the presence or release of any Hazardous Materials at any location, whether at any Leased Real Property or otherwise; and

(d)    with respect to material Liabilities relating to the operation of the Business under Environmental Laws or the environmental condition of any Leased Real Property, as of the hereof, Seller has made available to Buyer complete and accurate copies of the most recent environmental audit, investigation or environmental reports reasonably in Seller’s or its Affiliates possession that provide disclosure of all such material Liabilities.

Section 5.17.    Employee Relations and Agreements.

(a)    Neither of the Companies or Seller or any of its Subsidiaries (to the extent related to the Business) is a party to any labor Contract or collective bargaining Contract.

(b)    No union or similar organization represents Business Employees and, to the Knowledge of Seller, no such organization is attempting to organize such employees.

(c)    As of the date hereof, no Business Employee is a party to any agreement with the Companies, or Seller or its Affiliates in respect of the Business, that entitles him or her to material compensation or other material consideration upon the acquisition by any Person of control of the Companies or the Business.

(d)    The Employee List indicates as of the date hereof the function and title (including whether full or part-time), base salary or hourly wage rate, exempt or non-exempt status, cash bonus target and other incentive compensation targets, retention or other stay-put bonuses paid or payable, employment site, leave status (including, if applicable, date leave began, nature of leave and anticipated return date), and date of hire for each individual listed therein.

(e)    The individuals included in the Employee List are all of the employees of Seller or any of its Subsidiaries who are necessary to operate the Business on a stand-alone basis (except for (i) the individuals who provide any of the services contemplated to be provided by Seller or any of its Subsidiaries under the Transition Services Agreement or (ii) the individuals who provide any of the services or functions described on Schedule 5.11). To the Knowledge of Seller, (i) no employee of Seller or its Subsidiaries is included on the Employee List unless such employee has devoted a majority of his or her working hours performing services for the Business in the 12-month period prior to the date hereof (other than new hires for the Business who have been employed by the Business for less than 12-months, but in such case, who have during their period of employment devoted a majority of his or her time performing services for the Business) and (ii) no employee of Seller or its Subsidiaries is included on the Employee List if such employee did not devote a majority of his or her working hours performing services for the Business during 2018.

Section 5.18.    No Undisclosed Liabilities. Except for (a) Transaction Expenses incurred in connection with this Agreement, (b) liabilities that individually or in the aggregate would not reasonably be expected to be material to the Business, (c) liabilities set forth in the Financial Statements or incurred in the ordinary course of business since the Interim Financial Statements Date, or (d) liabilities set forth in Schedule 5.18, none of the Companies has incurred any Liabilities, or Sellers or its Subsidiaries have incurred any Liabilities that will be assumed by Buyer pursuant to the Reorganization, in each case that would be required to be reflected or reserved against in a balance sheet of the Companies prepared in accordance with GAAP.

Section 5.19.    Insurance. As of the date hereof, Seller maintains the insurance policies and coverages set forth in Schedule 5.19 with respect to the Business. There are no material outstanding claims under any insurance policy with respect to the Business or material defaults with respect to provisions in any such policy.

Section 5.20.    Customers and Suppliers.

(a)    (i) Set forth on Schedule 5.20(a) are the 25 largest Billers of the Business, by revenue, for the 12-month period ended December 31, 2018 (collectively, the “Material Billers”), and set forth opposite the name of each such customer is the dollar amount of sales attributable to such customer for such period. Except as would not reasonably be expected to be individually or in the aggregate material and adverse to the Business, from January 1, 2018 to the date hereof (A) none of Seller or its Subsidiaries, including the Companies, has received written notice of any dispute with respect to the Business with any Material Biller, and (B) no Material Biller has notified Seller or the Companies in writing that it intends to terminate or materially reduce its business with the Companies or otherwise with respect to the Business. (ii) As of the date hereof, Biller Contracts representing at least 65% of the 2018 revenue of the Business will, assuming the accuracy of Buyer’s representation in Section 6.3(c) and assuming that such Biller Contracts are not terminated or expire prior to Closing and applying the principles set forth on Schedule 7.3, (i) in the case of Transferred Contracts be transferred to the Companies pursuant to the Reorganization or (ii) be, directly or indirectly, transferred to Buyer at the Closing, in each case, without requirement for consent under the terms of such Biller Contract.

(b)    Set forth on Schedule 5.20(b) are the 10 largest suppliers of the Business, by dollar volume, for the 12-month period ended December 31, 2018 (collectively, the “Material Vendors”). Except as would not reasonably be expected to be individually or in the aggregate material and adverse to the Business, from January 1, 2018 to the date hereof (i) none of the Seller or its Subsidiaries, including the Companies, has received written notice of any material dispute with respect to the Business with any Material Vendor and (ii) no Material Vendor has notified Seller or the Companies in writing that it intends to terminate, or materially and adversely change the terms of, its relations with the Companies or otherwise with respect to the Business.

(c)    On or prior to the date hereof, Seller or one of its Subsidiaries has provided notice to each Biller of the Business that has not already migrated to NextGen Platform about end-of-life of the legacy platform either (i) over the phone, (ii) in an in-person presentation that includes a slide regarding end of life, or (iii) by email or other digital communication. Prior to the date hereof, no Biller of the Business has notified Seller or any of its Subsidiaries that such Biller does not intend to convert over to NextGen Platform on or prior to the Target Conversion Date for such Biller. As of the date of this agreement, Schedule 5.20(c)(ii) sets forth (A) a list of Billers who have been converted over to NextGen Platform and (B) the list of Billers of the Business who have not converted to NextGen Platform but with respect to which the NextGen Platform application is Fully Configured (a “Fully Configured Biller”). Schedule 5.20(c)(iii) sets forth, as of February 21, 2019 (1), with respect to each Fully Configured Biller, the Target

Conversion Date for such Biller (if one has been set) and whether the Biller had Confirmed such Target Conversion Date, and (2) with respect to Billers of the Business not in clause (A) or (B), the Target Conversion Date with respect to such Biller (if applicable).

Section 5.21.    Shared Contracts; Joint Service Contracts. As of the date hereof, Schedule 5.21 sets forth a true, correct and complete list of all (a) the Joint Service Contracts (defined below) with the Material Billers and (b) the Shared Vendor Contracts (defined below) with the Material Vendors.

Section 5.22.    Affiliate Transactions. Other than the Joint Services Contracts and the Shared Contracts, neither of the Companies is party to any Contract with, or in favor or for the benefit of, Seller or any of its Affiliates (other than the Companies) that will survive the Closing.

Section 5.23.    No Brokers. Neither Seller nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the Contemplated Transactions that shall be payable by the Companies.

Section 5.24.    No Other Representations or Warranties. Except for the representations and warranties contained in this Article V (as modified by the Schedules) and in the Seller Ancillary Agreements, none of Seller or any of its Affiliates (including the Companies), representatives or any other Person makes or shall be deemed to make any other express or implied representation or warranty with respect to Seller, the Companies, the Shares, the Business, any Contemplated Transaction, any other rights or obligations to be transferred pursuant to this Agreement or any Seller Ancillary Agreement, or any other matter, and Seller hereby disclaims any other express or implied representations or warranties, whether made by Seller or any of its Affiliates (including the Companies), or any other Person.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and to consummate the Contemplated Transactions, Buyer and Parent hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:

Section 6.1.    Organization of Parent and Buyer. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nebraska. Each of Parent and Buyer has the corporate power and corporate authority to own or lease and operate its assets and to carry on its businesses in the manner that they were conducted immediately prior to the date of this Agreement.

Section 6.2.    Authority of Parent and Buyer; Conflicts.

(a)    Each of Parent and Buyer has the corporate power and corporate authority to execute, deliver and perform this Agreement and each of the Buyer Ancillary Agreements. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by both Parent and Buyer have been duly authorized and approved by Parent’s and Buyer’s board of directors, as applicable, and do not require any further authorization or consent of either

Parent or Buyer or their respective stockholders. This Agreement has been duly authorized, executed and delivered by each of Parent and Buyer and (assuming the valid authorization, execution and delivery of this Agreement by Seller) is the legal, valid and binding agreement of both Parent and Buyer enforceable against each of Parent and Buyer in accordance with its terms, and each of the Buyer Ancillary Agreements has been duly authorized by Parent and Buyer and upon execution and delivery by Parent or Buyer, as applicable, shall be (assuming the valid authorization, execution and delivery by Seller, where Seller is a party) a legal, valid and binding obligation of Parent or Buyer enforceable against Parent or Buyer in accordance with its terms, subject, in the case of the Agreement and each of the Buyer Ancillary Agreements, to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general application relating to or affecting creditors’ rights and to general equity principles.

(b)    Neither the execution and delivery of this Agreement or any of the Buyer Ancillary Agreements or the consummation of any of the Contemplated Transactions nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

(i)    assuming the receipt of all necessary consents and approvals and the filing of all necessary documents as described in Section 6.2(b)(ii), result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under (1) the constituent documents of Parent or Buyer, (2) any note, instrument, mortgage, lease, franchise or financial obligation to which Parent or Buyer is a party or any of its properties is subject or by which Parent or Buyer is bound, (3) any Court Order to which Parent or Buyer is a party or by which it is bound or (4) any Law affecting Parent or Buyer, other than, in the case of clauses (2), (3) and (4) above, any such breaches, defaults, rights or loss of rights that, individually or in the aggregate, would not materially impair the ability of Parent or Buyer to perform its obligations hereunder or prevent the consummation of any of the Contemplated Transactions, or

(ii)    require the approval, consent, authorization or act of, or the making by Parent or Buyer of any declaration, filing or registration with, any Person, except for (1) in connection, or in compliance, with the provisions of the HSR Act and (2) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not materially impair the ability of Parent or Buyer to perform its obligations hereunder or prevent the consummation of any of the Contemplated Transactions.

Section 6.3.    No Violation, Litigation or Regulatory Action; Required Approvals.

(a)    As of the date hereof, there are no Proceedings pending or, to the Knowledge of Buyer, threatened against Parent, Buyer or their respective Subsidiaries which are reasonably expected to materially impair the ability of Parent or Buyer to perform its obligations hereunder or delay or prevent the consummation of any of the Contemplated Transactions.

(b)    As of the date hereof, there is no (i) Proceedings pending or, to the Knowledge of Buyer, threatened or (ii) investigation by any Governmental Body that is pending or, to the Knowledge of Buyer, threatened, that questions the legality of the Contemplated Transactions;

(c)    Parent and Buyer understand that Buyer is not acquiring, and the Companies shall not receive in the Reorganization, any money transfer licenses held by Seller Licensed Subsidiary or any of its Affiliates. Buyer or its applicable Subsidiary has and at all times through Closing shall have all money transfer licenses and other similar permits or licenses required to operate the Business immediately after Closing (including as contemplated by the Business Agreements) without assistance of Seller or any of its Affiliates.

(d)    As of the date hereof, neither Parent, Buyer nor any of their respective Affiliates is subject to any Governmental Orders (or has violated any Law in such a manner) that would reasonably be expected to prevent or delay the consummation of the Contemplated Transactions.

Section 6.4.    Financing. As of the date of this Agreement, Parent has, and as of the Closing Date, Buyer will have, sufficient funds available for it to pay the Purchase Price on the terms contemplated hereby and to pay related fees and expenses. Without limitation of the foregoing, Parent has furnished to Seller complete and accurate fully executed copies of a debt commitment letter (as may be amended, modified, supplemented, replaced or extended in accordance with this Agreement, the “Commitment Letter”), dated as of the date hereof, among the banks party thereto and Parent, pursuant to which such banks have committed to provide or cause to be provided debt financing to Parent in connection with the transactions contemplated hereby (such debt financing, the “Financing”). The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter, together with cash on hand of Parent that is not subject to any restrictions and is able to be used to pay the Purchase Price, is sufficient to allow Buyer to (a) consummate the transactions contemplated hereby, including payment of the Purchase Price and (b) satisfy in cash all other obligations of Buyer required to be satisfied at the Closing. As of the date hereof, the Commitment Letter (together with the fee letters (copies of which have been provided to Seller, redacted with respect to any fees, flex amounts and other information customarily redacted provided that no provisions that, or would reasonably be expected to, adversely affect the availability of or impose additional conditions on, the availability of the Financing have been redacted)) constitute all of the agreements entered into by Parent and/or its Affiliates with respect to the Financing and the Commitment Letter. The Commitment Letter is not subject to any contingency or condition of any kind whatsoever, including any subsequent approval process, related to the funding of the full amount of the financing contemplated by the Commitment Letter other than as set forth in the executed Commitment Letter. As of the date hereof, the Commitment Letter is in full force and effect, constitute the legal, valid and binding obligations of Parent and, to the Knowledge of Buyer, the other parties thereto, and have not been modified or amended in any respect, and the respective commitments contained in the Commitment Letter have not been withdrawn or rescinded. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term, or a failure of any condition, of the Commitment Letter or otherwise result in any portion of the Financing contemplated thereby being unavailable on the date on which the Closing should occur pursuant to Section 4.1. Neither Parent nor any of its Affiliates is in breach of the Commitment Letter, nor are any of the other parties thereto in breach of the Commitment Letter. As of the date hereof, Parent has no reasonable reason to believe that,

(1) Parent and, to the Knowledge of the Buyer, each other party to the Commitment Letter shall be unable to satisfy on a timely basis any of the conditions that are required to be satisfied by it or such other party as a condition to the obligations under the Commitment Letter prior to the expiration thereof and (2) any portion of the financing contemplated by the Commitment Letter shall not be made available to Buyer at the Closing. As of the date hereof, Parent has paid in full any and all commitment fees and/or other fees required to be paid on or prior to the date hereof under the terms of the Commitment Letter and shall pay all other commitment fees and/or other fees required to be paid under the terms of the Commitment Letter upon the Closing.

Section 6.5.    Solvency. Immediately after giving effect to the consummation of the transactions contemplated hereby:

(a)    the fair saleable value (determined on a going concern basis) of the assets of Buyer and its Subsidiaries (on a consolidated basis) shall be greater than the total amount of their liabilities;

(b)    Buyer and its Subsidiaries (on a consolidated basis) shall be able to pay their respective debts and obligations in the ordinary course of business as they become due; and

(c)    Buyer and its Subsidiaries (on a consolidated basis) shall have adequate capital to carry on their respective businesses and all businesses in which they are about to engage.

Section 6.6.    Investment Intent. Buyer is acquiring the Shares as an investment for its own account and not with a view to the distribution thereof. Buyer shall not sell, transfer, assign, pledge or hypothecate any of the Shares in the absence of registration under, or pursuant to an applicable exemption from, federal and applicable state securities laws.

Section 6.7.    No Brokers. Neither Parent, Buyer nor any Person acting on their behalf has become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the Contemplated Transactions that may be the responsibility or obligation, in whole or in part, of Seller or any of its Affiliates.

Section 6.8.    Investigation. Each of Parent and Buyer acknowledges and agrees that it (a) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Companies, the Shares, the Business and the Contemplated Transactions, and any other rights or obligations to be transferred, directly or indirectly, pursuant to this Agreement and the Buyer Ancillary Agreements and (b) has been furnished with, or given access to, certain projections, forecasts, estimates, appraisals, statements, data or information about Seller, the Companies, the Shares, the Business and any other rights or obligations to be transferred, directly or indirectly, pursuant to this Agreement and the Buyer Ancillary Agreements, as it has requested. Each of Parent and Buyer further acknowledges and agrees that (i) the only representations and warranties made by Seller are the representations and warranties expressly set forth in Article V (as modified by the Schedules), (ii) except as to those matters expressly covered by the representations and warranties set forth in Article V (as modified by the Schedules), Seller is selling the Shares (and the Business and the Companies represented thereby) on an “as is, where is” basis, and Seller disclaims all other representations and warranties, whether express or implied, (iii) neither Parent nor Buyer has relied upon any other express or implied representations, warranties or other projections, forecasts, estimates, appraisals, statements, data or information made, communicated or furnished by or on behalf of Seller or any of its Affiliates, representatives or any other Person, including through any investment banker, or management presentations, data rooms (electronic or otherwise) or other due diligence information, and (iv) any claims Parent or Buyer may have for breach of any representation or warranty shall be based solely on the representations and warranties of Seller expressly set forth in Article V (as modified by the Schedules).

Section 6.9.    No other Representations or Warranties. Except for the representations and warranties contained in this Article VI (as modified by the Schedules) and in the Buyer Ancillary Agreements, none of Buyer, Parent or any of their respective Affiliates, representatives or any other Person makes or shall be deemed to make any other express or implied representation or warranty with respect to Parent, Buyer, any Contemplated Transaction, any other rights or obligations to be transferred pursuant to this Agreement or any Seller Ancillary Agreement, or any other matter, and Parent and Buyer each hereby disclaim any other express or implied representations or warranties, whether made by Parent, Buyer or any other Person.

ARTICLE VII

ACTION PRIOR TO THE CLOSING DATE

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

Section 7.1.    Access to Information. Prior to the Closing, Seller shall afford to the officers, employees and authorized representatives of Buyer and Parent (including independent public accountants and attorneys) reasonable access during normal business hours, upon reasonable advance notice, to the offices, properties, employees and business and financial records (including computer files, retrieval programs and similar documentation) of the Business to the extent Buyer or Parent shall reasonably deem necessary and shall furnish to Buyer and Parent or their respective authorized representatives such additional information concerning the Business as shall be reasonably requested; provided, however, that Seller shall not be required to violate any Requirement of Law, Court Order or obligation of confidentiality to which Seller, any of its Affiliates or the Companies is subject or to waive any privilege which any of them may possess in discharging their obligations pursuant to this Section 7.1; provided, further, that Seller, its Affiliates and the Companies shall not be required to furnish or otherwise make available to Buyer (i) competitively sensitive information relating to areas of the Company’s business in which Buyer or its Affiliates directly or indirectly compete against the Business or (ii) Tax Returns or other Tax records or information relating to any Consolidated Tax Group; and provided, further, Buyer shall not, without the prior written consent of Seller, contact or communicate with any vendor, customer, employee, independent contractor or other business partner of the Companies with respect to or in connection with the Contemplated Transactions. Buyer agrees to use commercially reasonable efforts to ensure that such investigation shall be conducted in a manner as not to interfere unreasonably with the operations of the Companies or Seller and Buyer shall not undertake any invasive or intrusive environmental testing without Seller’s prior consent. Notwithstanding the foregoing, the obligations of Seller pursuant to this Section 7.1 shall be subject to the right of Seller to determine, in its discretion, the appropriate timing of the disclosure of information it deems proprietary commercial information or privileged information. The parties shall act at all times in accordance with the terms and provisions of the Confidentiality Agreement.

Section 7.2.    Notifications. From the date hereof to the Closing Date, each of Buyer and Seller shall promptly notify the other of any action, suit or proceeding of which they are aware that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any Contemplated Transaction. Prior to Closing, each party hereto shall promptly notify the other of any lawsuit, claim, proceeding or investigation that may be threatened, brought, asserted or commenced against the Companies, Seller or Buyer, as the case may be, that would have been listed in Schedule 5.12 or Schedule 6.3, as the case may be, if such lawsuit, claim, proceeding or investigation had arisen prior to the date hereof. If a party fails to notify the other party under this Section 7.2, a failure to comply with this Section 7.2 shall not cause the failure of any condition set forth in Article IX or X to be satisfied unless the underlying change, event or development would independently result in the failure of a condition set forth in Article IX or X to be satisfied.

Section 7.3.    Consents of Third Parties; Governmental Approvals; Shared Contracts.

(a)    Prior to the Closing, Seller and Buyer shall cooperate with each other and use their respective reasonable best efforts to secure, as promptly as practicable, the consent, approval or waiver required to be obtained from any party to any Transferred Contract or other Business Agreement to consummate the Contemplated Transactions; provided, however, that notwithstanding anything to the contrary set forth in this Section 7.3, such action shall not include any requirement of Seller or Buyer or any of their respective Affiliates (including the Companies) to expend money (other than customary legal advisor costs), commence or participate in any Proceeding or offer or grant any accommodation or concession (financial or otherwise) to any third party.

(b)    Prior to the Closing, Buyer shall act diligently and reasonably, and Seller, upon the request of Buyer, shall act diligently and reasonably in cooperating with Buyer, in attempting to secure any consents and approvals of any Governmental Body required to be obtained by Buyer in order to permit the consummation of the Contemplated Transactions.

(c)    Parent, Buyer and Seller shall (and shall cause their respective Affiliates to) file not more than ten business days after the date hereof with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) the notifications and other information required to be filed under the HSR Act. Each of Parent, Buyer and Seller agrees to file (and to cause its Affiliates to file) any additional information requested by such Governmental Bodies under the HSR Act or any other competition Laws as promptly as practicable after receipt of such request. Each of Parent and Buyer, on the one hand, and Seller, on the other hand, shall furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or other competition Law, as the case may be. Each of Seller, on the one hand, and Parent and Buyer, on the other hand, shall use reasonable best efforts to comply promptly with any inquiries or requests for additional information from the FTC and the DOJ. Upon the terms and subject to the conditions set forth in this Agreement (including the following sentence), prior to Closing, each of the parties agrees to (and to cause its Affiliates to) use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing all things necessary, proper or advisable, consistent with this Section 7.3, to consummate, in the most expeditious manner practicable, the Contemplated Transactions. In addition, and notwithstanding anything to the contrary in this Agreement, each of Parent and Buyer agrees to (and to cause its Affiliates to) use reasonable best efforts to take any and all actions necessary to obtain all consents and approvals of any antitrust Governmental Bodies, including but not limited to: (i) causing the expiration or termination of the applicable waiting periods under the HSR Act and obtaining all other necessary actions or non-actions, waivers, consents and approvals from all Governmental Bodies and making all necessary registrations and filings (including filings with Governmental Bodies) and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Body, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, any of the Ancillary Agreements or any of the Contemplated Transactions, including opposing any motion or action for a temporary, preliminary or permanent injunction against the Contemplated Transactions and seeking to have any stay or temporary restraining order entered into by any court or other Governmental Body vacated or reversed, and (iii) promptly taking all steps and making all undertakings to secure antitrust clearance; provided, however, that the foregoing covenants do not require Parent or Buyer to propose, negotiate, offer to commit to enter into or effect, by consent decree, hold separate order or otherwise, sell, offer to sell or otherwise dispose of, properties of Parent, Buyer, their respective Affiliates and/or the Companies or hold separate such properties pending such sale or other disposition. Prior to Closing, each of the parties agrees to (and to cause its Affiliates to) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Body and of any material communication received or given in connection with any proceeding by a private party relating to the Contemplated Transactions, in each case regarding any of the Contemplated Transactions. Subject to applicable Law relating to the exchange of information, prior to Closing, each of the parties shall permit the other party to review in advance any material communication delivered to, and to the extent practicable consult with the other party in advance of any substantive meeting or discussion with, any Governmental Body relating to the Contemplated Transactions or in connection with any proceeding by a private party, and give the other party the opportunity to attend and participate in such meetings and discussions (to the extent practicable and permitted by such Governmental Body or private party). No party to this Agreement shall consent to any voluntary delay of the consummation of the transactions contemplated hereby at the behest of any Governmental Body without the consent of the other party to this Agreement. Notwithstanding the forgoing, the parties shall mutually agree to the strategy, manner and process relating to seeking the expiration or termination of the waiting period under the HSR Act, including, if applicable, to pull and refile thereunder or to extend the period for any action.

(d)    Buyer acknowledges that certain consents (including consents contingent on the fulfillment of certain conditions), approvals, waivers, agreement, or actions of, or (with or without lapse of time) notice to, third parties relating to the transactions contemplated by this Agreement may be required under instruments, contracts, commitments, agreements or arrangements (the “Applicable Consents”), which Applicable Consents may have not been obtained or are themselves subject to conditions not fulfilled as of the Closing. Other than (if applicable) with respect to claims for indemnification under Section 12.2(a)(i) in respect of a breach of the representations and warranties in Section 5.3(b)(i)(A)(2) or Section 5.20(a)(ii), Seller shall not have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any Applicable Consents except to use efforts as herein provided. Subject to Section 7.3(i), if an Applicable Consent is not obtained in respect of a Seller Licensed Subsidiary Contract prior to the expiration of the applicable term of the Transition Services Agreement, such Contract shall nevertheless be assigned to one of the Companies in accordance with this Agreement and the Transition Services Agreement, and the Companies and Buyer shall be responsible for all liabilities and obligations relating to or arising out of such Seller Licensed Subsidiary Contract (including any breaches thereof) and shall indemnify Seller and its Subsidiaries from any losses relating thereto.

(e)    The parties acknowledge that the Seller Licensed Subsidiary and/or the Companies are parties to certain Seller Licensed Subsidiary Contracts. Prior to Closing, the Parties shall cooperate with each other and use their respective reasonable best efforts to with respect to the Seller Licensed Subsidiary Contracts set forth on applicable subsections of Schedule 7.3(e)(i), (1) obtain the consent of such Biller to remove the Seller Licensed Subsidiary as a party to such Contract, (2) assign the rights and obligations of the Seller Licensed Subsidiary under such Contract effective as of the Closing to the Buyer Licensed Subsidiary and obtain the consent of such Biller to such assignment, or (3) assign the rights and obligations of the Seller Licensed Subsidiary under such Contract in respect of retail money transfer services to the Buyer Licensed Subsidiary effective as of the Closing and obtain the agreement of the applicable Biller that is the counterparty to such Contract to enter into a new contract effective as of the Closing Date pursuant to which the Seller Licensed Subsidiary will receive substantially the same goods and services provided by such Contract to the Seller Licensed Subsidiary prior to the Closing in respect of the walk-in services contemplated thereby and to remove such walk-in services from such Seller Licensed Subsidiary Contract.

(f)     The parties acknowledge that the Companies are parties to certain Biller Contracts (other than the Contracts set forth on Schedule 7.3(e)) pursuant to which (A) the Companies provide services in respect of the Business and (B) Seller and its Affiliates (excluding the Companies), provide services relating to the businesses of Seller other than the Business (the “Joint Service Contracts”). Prior to the Closing, the parties shall cooperate with each other and use their respective reasonable best efforts to obtain the agreement of the Biller that is the counterparty to each Joint Service Contract to enter into (1) a new replacement contract effective as of the Closing Date or as soon thereafter as practicable pursuant to which the Companies will provide the services to such Biller that the Companies provided under the applicable Joint Service Contract and (2) a new replacement contract effective as of the Closing Date pursuant to which Seller or its applicable Subsidiary will provide the services to such Biller that Seller or its applicable Subsidiary (other than the Companies) provided to such Biller under the Joint Service Contract.

(g)    The parties acknowledge that the Companies are parties to certain Contracts that relate to the operations or conduct of the business of Seller and its Affiliates (excluding the Companies) and the Business, but will remain with Seller or its Affiliates (excluding the Companies) after the Closing. In the case of those contracts set forth on Schedule 7.3(e)(ii) (the “Shared Contracts”), prior to Closing, the parties shall cooperate with each other and use their respective reasonable best efforts to (A) obtain the agreement of the third party that is the counterparty to each Shared Contract to enter into a new contract effective as of the Closing Date pursuant to which the Companies will receive substantially the same goods and services provided by the Shared Contract to the Companies, or Seller or its Subsidiaries in respect of the Business, prior to the Closing (each, a “Replacement Shared Contract”) and, where applicable, to cause the applicable counterparty to release the Seller and its applicable Affiliates (excluding, prior to Closing, the Companies) from any applicable minimum quantity or other commitments to the extent such commitments become the obligation of the Companies under the Replacement Shared Contract and (B) to the extent either of the Companies is a party to a Shared Contract, cause the applicable counterparty to release the applicable Company from obligations arising after the Closing Date under the Shared Contract effective as of the Closing Date.

(h)    If one or more Replacement Shared Contracts are not entered into prior to or on the Closing Date, unless the parties otherwise agree in writing, during the remaining term of the applicable Shared Contract, the parties shall use their respective reasonable best efforts to allow the Companies to the extent permitted by applicable Requirements of Law to receive substantially the same goods and services of the subject matter of the Shared Contract received prior to the Closing and the economic and other burdens of such Shared Contract; provided, however, that the Buyer shall reimburse the Seller for any reasonable and documented out-of-pocket expenses incurred in connection with any such arrangement and, subject to the requirements of the Transition Services Agreement, the Seller shall have no obligation to engage in the Business following the Closing. Nothing in Section 7.3(e), 7.3(f), 7.3(g) or 7.3(h) shall require Seller or any of its Affiliates (including the Companies) to expend money (other than customary legal advisor costs), commence or participate in any litigation or offer or grant any accommodation or concession (financial or otherwise) to any third party.

(i)    For the avoidance of doubt, none of the transactions contemplated by Section 7.3(e) shall occur until the applicable Biller is an Eligible Biller. In the event that any Biller does not become an Eligible Biller prior to the expiration of the applicable service under the Transition Services Agreement, Seller and its Affiliates shall be permitted to terminate such Biller Contract and the obligations of Seller and its Affiliates in respect of such Biller Contract in this Section 7.3 shall terminate. Buyer will be responsible for any liability to a Biller arising from a claim that such termination was a breach of the Biller Contract.

(j)    Seller and the Buyer will each designate a qualified employee to serve as its principal representative to coordinate and facilitate the transactions contemplated by Section 7.3(e), 7.3(f), 7.3(g) and 7.3(h). Such employees designated will be granted sufficient authority to resolve on behalf of Seller and the Buyer all questions and problems arising with respect to the transactions contemplated by Section 7.3(e), 7.3(f), 7.3(g) and 7.3(h). From the date hereof until further written notice to the other party, unless changed by the relevant Party by notice given in accordance with this Agreement the representative of Seller shall be John Jones, and the representative of the Buyer shall be Rob Osborne. Such representatives shall discuss any issues regarding the transactions contemplated by Section 7.3(e), 7.3(f), 7.3(g) and 7.3(h) at least twice per week during the first four weeks following the date hereof and weekly thereafter. Unless otherwise agreed by the parties in writing, all communications relating to this Agreement will be made in accordance with Section 13.3. In the event that such representatives are not able to resolve any issues or disputes that may arise in connection with the transactions contemplated by Section 7.3(e), 7.3(f), 7.3(g) and 7.3(h), the applicable issues shall be escalated to Sanjay Gupta, on behalf of Buyer, and Caleb Kim, on behalf of Seller, or other senior management team members mutually agreed by the parties, who shall cooperate in good faith to resolve any such issues or disputes.

(k)    From the date of this Agreement to the Closing Date, none of Seller, Buyer, nor any of their respective Affiliates, will enter into any agreement or effect a transaction that would reasonably be expected to delay obtaining any antitrust approvals with respect to the transactions contemplated by this Agreement.

(l)    Subject to the services to be provided by Seller and its Affiliates pursuant to the Transition Services Agreement, Buyer shall use its reasonable best efforts to take, and cause its Affiliates to take, any and all actions necessary to ensure that from and after Closing Buyer and its Affiliates have any and all money transfer licenses and similar permits necessary to operate the Business from and after Closing.

(m)    Seller and Buyer will cooperate and use their respective reasonable best efforts to convert each Biller of the Business to NextGen Platform as promptly as reasonably practical; provided, however, that (i) this Section 7.3(m) shall not require Seller or its Subsidiaries to expend any funds or make any concessions other than those customarily made by Seller or its Subsidiaries in connection with the NextGen Platform migration and (ii) the obligations in this Section 7.3(m) shall terminate as of the Closing.

(n)    Nothing in Section 7.3(a) or Section 7.3(d) through 7.3(h) shall include any requirement of Seller or Buyer or any of their respective Affiliates (including the Companies) to expend money (other than customary legal advisor costs), commence or participate in any Proceeding or offer or grant any concession (financial or otherwise) to any third party.

(o)    The parties acknowledge and agree that Buyer’s obligation to obtain the Financing is governed by Sections 7.6 and 7.7 and not this Section 7.3.

Section 7.4.    Operations Prior to the Closing Date.

(a)    Prior to the Closing, except as set forth on Schedule 7.4, requested by any Governmental Body, required or expressly permitted by this Agreement or Law, or with the express written approval of Buyer (which Buyer agrees shall not be unreasonably withheld, conditioned or delayed), Seller shall use its commercially reasonable efforts to cause the Companies to operate and carry on the Business in all material respect in the ordinary course and substantially as operated immediately prior to the date of this Agreement and to use their commercially reasonable efforts to preserve the goodwill of the suppliers, contractors, licensors, employees, customers, distributors and others having business relations with the Companies.

(b)    Notwithstanding Section 7.4(a), except as set forth on Schedule 7.4(b), requested by any Governmental Body, required by any Law, required or expressly permitted by this Agreement or with the express written approval of Buyer (which Buyer agrees shall not be unreasonably withheld, conditioned or delayed with respect to the matters in clauses (ii), (iv), (xiv), (xiv) and (xvii) below and, to the extent related thereto, (xviii)), prior to the Closing, Seller shall not permit either of the Companies to:

(i)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division, other than as contemplated by the Reorganization;

(ii)    make capital expenditures or enter into any Contract or commitment therefor in excess of $1,000,000 in the aggregate that are not contemplated in the 2019 budget for the Business provided to Buyer prior to the date hereof (or with respect to expenditures in 2020, 120% in excess of such budget on a pro rata basis for the applicable months) or otherwise required for emergency maintenance or repairs;

(iii)    make, or agree to make, any payment or distribution of assets of the Business (other than cash) to Seller or any of its Affiliates, other than in the ordinary course of business or as contemplated by the Reorganization;

(iv)    grant to any Business Employee any increase in cash compensation or other material employee benefits, other than (A) annual raises in accordance with past practice, (B) pursuant to existing Contracts disclosed in the Schedules (including any Employee Benefit Plan), (C) under Employee Benefit Plans, increases broadly applicable to all similarly situated employees at Seller and its Affiliates, or (D) for which the Company, Buyer and Buyer’s Affiliates shall not have any Liability following the Closing;

(v)    make any material change in the accounting policies applied in the preparation of the Financial Statements, unless such change is required by GAAP;

(vi)    make a material change in practices and procedures with respect to collection of accounts receivable, prepayment of expenses or payment of trade accounts payable;

(vii)    settle any material Proceeding, except to the extent such settlement does not obligate the Companies to (A) pay money following the Closing or (B) take or refrain from taking any action following the Closing that would reasonably be expected to harm the Business;

(viii)    make or change any Tax election, change any Tax accounting period, change any Tax method of accounting, file any amended Tax Return, settle or otherwise compromise and proposed assessment of Taxes, or forego any right to a refund of Taxes, in each case if such action would materially adversely affect the Liability of the Buyer, any Company or their respective Affiliates for Taxes for any taxable period (or portion thereof) beginning after the Closing Date;

(ix)    make any change in the charter or bylaws or comparable organization document of either of the Companies;

(x)    authorize for issuance, issue, deliver, sell, transfer or grant to any Person (other than to Seller) (A) any equity or similar interests of either of the Companies, (B) any debt equity or other voting securities of either of the Companies, or (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any equity or similar interests, voting securities or convertible or exchangeable securities of either of the Companies;

(xi)    adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization of any Company or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization;

(xii)    recognize any labor union or enter into or amend any collective bargaining agreement;

(xiii)    acquire any real property;

(xiv)    (A) enter into any Shared Vendor Contract, or (B) enter into, terminate, cancel or modify in any material respect any Business Agreement (or any Contract that would be a Business Agreement if in effect as of the date of this Agreement), in each case other than extensions to renew the Business Agreement in the ordinary course of business on terms that are not materially inconsistent with the practice of the Business in 2018 in respect of extensions and renewals; provided, however, that with respect to Business Agreements described in Section 5.13(b), 5.13(c) or 5.13(k) (or Contracts that would have been Business Agreements under such Sections if in effect as of the date hereof), the Companies shall be permitted to enter into modify such Contracts in the ordinary course of business (even if such Business Agreements or Contracts also constitute or would constitute Business Agreements under other provisions of Section 5.13);

(xv)    implement any material change with respect to any business line of the Business, which such change is materially inconsistent with the business plans Seller has provided in writing to Buyer with respect to the Business on or prior to the date hereof;

(xvi)    enter into any Contract with Seller or its Affiliates (other than the Companies) that would survive the Closing or enter into any Biller Contract that requires a third-party consent or approval to effect the Closing without breach of such Biller Contract;

(xvii)    incur any Indebtedness that will not constitute Indebtedness that will be repaid at Closing; or

(xviii)    agree to enter into any of the transactions set forth in the foregoing clauses.

(c)    Notwithstanding anything contained herein to the contrary, Seller shall be entitled to transfer any Cash of the Companies to Seller, via dividend or otherwise, at any time and from time to time prior to midnight on the day immediately preceding Closing; provided, however, from midnight on the Closing Date through the Closing, Seller shall not use or transfer any Cash of the Companies or assets included in Closing Date Working Capital, to the extent such assets are sold, liquidated, disposed of or otherwise used to (i) make payment in respect of or discharge any Indebtedness or Transaction Expenses or (ii) pay any dividends, make any distribution or make any other payment to or for the benefit of the Seller or any Affiliate of the Seller (other than the Companies).

(d)    Seller shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain as promptly as practicable and in any event prior to the Closing an attestation of compliance with respect to the matter set forth on Schedule 7.4(d). Seller shall promptly deliver to Buyer such attestation upon receipt.

(e)    Prior to the Closing, the Parties shall negotiate in good faith in an effort to agree upon the terms of, and use their respective commercially reasonable efforts to execute as of the Closing Date, the Online Bill Payment Agreement.

Section 7.5.    Termination of Certain Intercompany Accounts; Intercompany Agreements.

(a)    At or prior to the Closing, Seller shall release, cancel, terminate or otherwise settle all intercompany accounts among Seller and its Affiliates relating to the Companies on or prior to the Closing Date other than as described on Schedule 7.5(a).

(b)    Other than as described on Schedule 7.5(b), or otherwise contemplated by the Transition Services Agreement, Seller shall cause all rights and obligations of Seller and its Affiliates (other than the Companies), on the one hand, and of the Companies, on the other hand, under agreements (other than the Buyer Ancillary Agreements and the Seller Ancillary Agreements) (together, the “Intercompany Agreements”) between Seller and its Affiliates (other than the Companies), on the one hand, and the Companies, on the other hand, to terminate or otherwise be released, including by way of assignment of rights and obligations of the Companies to Seller or one of its Affiliates, as of the Closing without creating any Liabilities of either Company. Following the Closing, neither Seller and its Affiliates (other than the Companies), on the one hand, nor the Companies, on the other hand, shall have any Liability to the other with respect to such terminated Intercompany Agreements.

Section 7.6.    Efforts to Obtain Funding.

(a)    Parent shall use reasonable best efforts to obtain the Financing as promptly as practical and, in any event, not later than the date the Closing is required to be effected in accordance with Section 4.1, on the terms and subject to the conditions described in the Commitment Letter (including the “flex” provisions of the related fee letter), including using its reasonable best efforts to: (i) maintain in effect the Commitment Letter and negotiate in good faith and enter into as promptly as practicable definitive agreements (the “Definitive Financing Agreements”) with respect to the Financing (on the terms and subject to the conditions reflected in the Commitment Letter (including the “flex” provisions of the related fee letter), provided that such terms do not contain any conditions to funding that are not set forth in the Commitment

Letter and otherwise would not reasonably be expected to prevent, impair or delay the Closing); (ii) comply on a timely basis with all covenants, and satisfy on a timely basis all conditions, required to be complied with or satisfied by Parent in the Commitment Letter (including the “flex” provisions of the related fee letter) and in such Definitive Financing Agreements; (iii) cause the Financing to be consummated at such time or from time to time as is necessary for Parent to satisfy its obligations under this Agreement; (iv) pay in a timely manner any and all commitment or other fees that become payable by Buyer or Parent under the Commitment Letter on or following the date hereof; and (v) enforce its rights under the Commitment Letter or the Definitive Financing Agreements, as applicable. In the event that all conditions to funding contained in the Commitment Letter have been satisfied, Parent shall use its reasonable best efforts to cause the lenders under the Commitment Letters to fund the Financing on the date the Closing is required to occur pursuant to Section 4.1 (without giving effect to the first proviso therein). Parent shall not, without the prior written consent of Seller, amend, replace, supplement or otherwise modify the Commitment Letter or the Definitive Financing Agreements, as applicable, in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) in a way that would (A) add new, or expand any existing, conditions to the consummation of all or a portion of the Financing, (B) reduce the amount of the Financing, (C) adversely affect the ability of Parent or Buyer to enforce its rights against other parties to the Commitment Letter or the Definitive Financing Agreements, or (D) reasonably be expected to prevent, impede or materially delay the consummation of the Contemplated Transactions or otherwise adversely affect the ability or likelihood of Buyer to timely consummate the Contemplated Transactions or make the satisfaction of the conditions to obtaining the Financing less likely to occur. Parent shall not release or consent to the termination of the obligations of any of the parties under the Commitment Letter or the Definitive Financing Agreements.

(b)    In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (including the “flex” provisions of the related fee letter) for any reason or the Commitment Letter shall be terminated or modified in a manner adverse to Seller for any reason, Parent shall use reasonable best efforts to obtain, as promptly as practicable, and in any event no later than three business days prior to the date the Closing is required to occur pursuant to Section 4.1, from the same or alternative financing sources, alternative financing on terms not less favorable (including, for the avoidance of doubt, (1) all conditions precedent and contingencies to funding of such financing being in the aggregate, in respect of certainty of funding, equivalent to (or more favorable to Parent than) the conditions precedent and contingencies set forth in the Commitment Letter (prior to such Alternative Financing) and (2) such substitution not (x) delaying or preventing the Closing, (y) adversely impacting the likelihood of the funding of the Financing or (z) adversely impacting the ability of Parent or Buyer to enforce its rights against the other parties to the Commitment Letter or the Definitive Financing Agreements or the ability of Parent or Buyer to timely consummate the transactions contemplated hereby) to Parent than the terms of the Financing in an amount equal to the lesser of (i) an amount sufficient to consummate the transactions contemplated by this Agreement (after taking into consideration the funds otherwise available to Parent), and (ii) the amount of financing that was contemplated by the Commitment Letter on the date hereof. In the event any alternative or substitute financing is obtained by Parent in accordance with the terms of this Section 7.6(b) (the “Alternative Financing”), references herein to the Financing (including, for avoidance of doubt, the references in this Section 7.6, but excluding references in

Section 6.4) shall be deemed to refer to the Alternative Financing, and if a new financing commitment letter is entered into in connection with such Alternative Financing, references herein to the Commitment Letter (including, for avoidance of doubt, the references in this Section 7.6, but excluding the references in Section 6.4) shall be deemed to refer to the new financing commitment letter entered into in connection with the Alternative Financing and any references to the fee letters shall refer to the new fee letters entered into in connection with the Alternative Financing.

(c)    Parent and Buyer each acknowledges and agrees that obtaining the Financing is not a condition to its obligations to consummate the Contemplated Transactions.

(d)    Buyer shall promptly (i) reimburse Seller for all documented reasonable third-party out-of-pocket costs and expenses (including reasonable attorneys’ and accountants fees’) incurred by Seller or any of its Affiliates in connection with their cooperation with Buyer in its efforts to obtain the Financing and (ii) indemnify and hold harmless the Companies and their Affiliates for and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Financing or any information used in connection therewith (other than information provided by the Seller or any of its Affiliates) and all actions taken by the Companies or their respective Affiliates pursuant to this Section 7.6.

(e)    Prior to the Closing, Seller shall cause the Companies to use their reasonable best efforts to, at Parent’s and Buyer’s sole expense, provide all customary cooperation reasonably requested by Parent in connection with Parent arranging the Financing, including, if requested by Parent, using reasonable best efforts to (i) assist with the preparation of customary offering and syndication documents and materials, including lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Financing, (ii) have the Companies designate a member of senior management of the Companies to participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including direct contact between such senior management of the Companies and the Financing Sources and potential lenders in the Financing, (iii) assist Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Commitment Letters, (iv) assist in the preparation of definitive financing documents, including guarantee documents and other certificates and documents as may be reasonably requested by Parent, (v) obtain from the Companies’ existing lenders such consents, approvals, authorizations and instruments which may be reasonably requested by Parent in connection with the Financing, if applicable and taking corporate actions reasonably requested by Parent to permit the consummation of the Financing provided that they are contingent on the completion of the Financing, (vi) obtain from the Companies’ existing banking lenders customary payoff letters, lien releases, instruments of termination or discharge, if applicable, (vii) provide assistance with respect to the review and grant of any security interests in and/or pledging of collateral for and providing of guarantees supporting the Financing and obtaining any consents associated therewith, (viii) provide Parent with any financial statements of the Companies required to be provided pursuant to this Agreement, and (ix) provide, no later than four business days prior to Closing, all documentation and other information as has been reasonably requested in writing at least 10 business days prior to Closing by the Financing Sources that they reasonable determine is required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

(f)    For the avoidance of doubt and notwithstanding anything herein to the contrary, (i) nothing herein shall require such cooperation to the extent it would unreasonably interfere in any material respect with the business or operations of either of the Companies or their Affiliates or require either of the Companies or their Affiliates to agree to pay any fees, reimburse any expenses, incur any Liability, in each case, that is not indemnified by or subject to reimbursement by the Parent or Buyer, or give any indemnities (other than with respect to customary “representation and authorization letters” in connection with the Offering Documents); (ii) the Companies shall not be required to enter into (or approve) any definitive agreement related to any proposed Financing, (iii) the Companies and their Affiliates shall not be required to take any action that would require any director, officer or employee of any Company or any of their Affiliates to execute, or be required to enter into, or adopt any resolutions approving, any document, agreement, certificate or instrument (provided, that the Companies shall cooperate with the Buyer to appoint Buyer’s designees to the respective boards of directors (or equivalent bodies) of the Companies as of Closing for purposes of approving resolutions, the effectiveness of which is to be conditioned upon the Closing, related to the Financing), (iv) nothing herein shall require either of the Companies or their Affiliates to cause the delivery of legal opinions, reliance letters or certificates; and (v) neither Company or any of their Affiliates shall be required to take any action that conflicts with or violates their respective organizational documents, any applicable Law or Business Agreement or provide in connection with the Financing any information the disclosure of which is prohibited or restricted under Law or is legally privileged. Notwithstanding anything to the contrary herein, the condition set forth in Section 9.1(a), as it applies to the Seller’s obligations under this Section 7.6(f), shall be deemed satisfied unless the Financing has not been obtained primarily as a result of the Seller’s willful and material breach of its obligations under this Section 7.6(f) with respect to the Financing.

Section 7.7.    Financing Status. Parent shall keep Seller reasonably informed to the extent requested in writing by Seller from time to time with respect to all material activity concerning the status of the Financing, and shall give Seller prompt notice of any event or change that Parent determines shall materially and adversely affect the ability of Parent timely to consummate the Financing. Without limiting the foregoing, Parent agrees to notify Seller as promptly as reasonably practicable, if at any time: (a) the Commitment Letter shall expire or be terminated for any reason, (b) any financing source that is a party to the Commitment Letter notifies Buyer in writing that such source no longer intends to provide financing to Buyer on the terms set forth in the Commitment Letter (including the “flex” provisions of the related fee letter), or (c) a material breach, default, dispute or disagreement occurs or is alleged under the Commitment Letter or the Definitive Financing Agreements. Buyer shall deliver to Seller copies of drafts of the Definitive Financing Agreements (and its comments thereon) promptly as reasonably practicable after receipt (or delivery) thereof and a copy of the Definitive Financing Agreements as promptly as reasonably practicable after the execution and delivery thereof.

Section 7.8.    Audited Financial Statements. As promptly as practicable after the date hereof and in any event no later than (i) with respect to the financial statements other than fiscal year 2018, 60 days following the Closing and (ii) with respect to the financial statements for fiscal year 2018, the Closing, Seller shall deliver to Parent (a) historical consolidated financial statements for the Business for the fiscal years 2016 through 2018 and the relevant quarterly periods of 2018 and 2019 (reviewed by an independent registered accounting firm in accordance with applicable review standards), in a form that complies with the requirements of Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X of the SEC for a business acquisition required to be described under Item 2.01 of Form 8-K, including information required for Parent to prepare the pro forma financial information required by Item 9.01 of Form 8-K and opening balance sheet balances and detailed support thereof, and (b) an unqualified report from Seller’s independent accounting firm stating that such fiscal year financial statements present fairly, in all material respects, the consolidated financial position, as well as the consolidated results of operations and cash flows, comprehensive income (loss) and shareholder’s equity of the Business for the periods covered by the such financial statements, in conformity with GAAP. As promptly as practicable and in any event no later than (i) with respect to the financial statements other than fiscal year 2018, 60 days following the Closing and (ii) with respect to the financial statements for fiscal year 2018, the Closing, Seller shall deliver to the Parent an executed consent of Seller’s independent accounting firm, in form and substance reasonably satisfactory to the Parent and suitable for filing by the Parent with the SEC, which consent shall authorize the Parent to file with the SEC the report referred to in this Section 7.8 and all other reports delivered by Seller hereunder.

Section 7.9.    Reorganization.

(a)    Prior to Closing, Seller shall, and shall cause its Subsidiaries to effect the following steps (collectively, the “Reorganization”):

(i)    Seller and each of the Asset Transferors shall assign to ECG, without any consideration in exchange therefor, all of the Contributed Assets.

(ii)    ECG shall assume, without any consideration, all of the Assumed Liabilities.

(iii)    Each of the Companies shall transfer to Seller, without any consideration in exchange therefor, all of the Seller Assets.

(iv)    Seller shall assume (or cause one of its Subsidiaries to Assume), without any consideration in exchange therefor, all of the Seller Liabilities.

(b)    To the extent any Contributed Assets are not transferred or assigned to ECG or Sprint prior to the Closing, the parties shall allow the Companies without any additional costs to the Companies, to the extent permitted by Law and to the extent reasonably within the contractual or other ability or control of the parties, to enjoy the economic and other benefits, and to have the economic and other burdens, of such Contributed Assets as if they had been transferred to ECG or Sprint prior to the Closing. To the extent any Seller Assets are not transferred or assigned to Seller or one of its Subsidiaries (other than the Companies) prior to the Closing, the parties shall allow Seller, to the extent permitted by Law and to the extent reasonably within the contractual or other ability or control of the parties, to enjoy the economic and other benefits, and to have the economic and other burdens, of such Seller Assets as if they had been transferred to Seller or one of its Subsidiaries (other than the Companies) prior to the Closing.

Section 7.10.    Non-Assignable Assets.

(a)    No Agreement to Transfer. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not require and no Contract evidencing the Reorganization (a “Reorganization Agreement”) shall constitute an agreement to sell, contribute, dividend, assign, transfer, convey or deliver any (i) Contributed Asset that constitutes a Transferred Contract or a Transferred Permit and any claim or right or benefit arising thereunder or resulting therefrom if (A) an attempted sale, contribution, dividend, assignment, transfer, conveyance or delivery thereof (without the consent, approval or waiver of a Third Party), would violate, constitute a default under or breach of such Contributed Asset or would violate any applicable Law or (B) such Contract is with a Biller who is not an Eligible Biller (collectively, a “Business Non-Assignable Asset”) or (ii) asset, license, lease, permit or property that constitutes a Seller Asset that is to be transferred from a Company to an Affiliate of Seller as part of the Reorganization and any claim or right or benefit arising thereunder or resulting therefrom if an attempted sale, contribution, dividend, assignment, transfer, conveyance or delivery thereof (without the consent, approval or waiver of a Third Party) would violate, constitute a default under or breach of such license, lease, permit or property thereunder or would violate any applicable Law (collectively, a “Remainco Non-Assignable Asset” and, together with any Business Non-Assignable Asset, each a “Non-Assignable Asset”), in each case of clause (a)(i) or (a)(ii), without first obtaining all such necessary approvals, consents and waivers of such Third Parties or, if applicable, until such Biller is an Eligible Biller, and this Agreement and any applicable Reorganization Agreement shall not be deemed to constitute a sale, contribution, dividend, assignment, transfer, conveyance or delivery or attempted contribution, dividend, assignment, transfer, conveyance or delivery thereof and the applicable provisions of this Section 7.10 shall apply in regard to all such Non-Assignable Assets.

(b)    Post-Closing Treatment of Certain Non-Assignable Assets and Liabilities. Notwithstanding anything to the contrary contained in this Agreement or any Reorganization Agreement, to the extent permitted by applicable Law and Contract, in the event that (i) any applicable approval, consent or waiver to the contribution, dividend, assignment, transfer, conveyance or delivery of any Non-Assignable Asset cannot be obtained prior to the Closing or (ii) in the case of any Biller Contracts, such Biller is not an Eligible Biller at the Closing, (A)(1) in the case of any Biller Contracts, (x) Seller and its Subsidiaries shall provide the services with respect thereto as expressly provided in Section 7.3 or the Transition Services Agreement for the time periods contemplated thereby and (y) the Companies and Buyer shall be responsible for all Liabilities with respect thereto that would be considered Assumed Liabilities if the Biller Contract had been assigned, including all liabilities arising under such Biller Contract after the Closing and (2) in the case of all other Business Non-Assignable Assets, the applicable Asset Transferor shall hold, or cause to be held, such Business Non-Assignable Asset, as of and from the Closing, in trust for the applicable Company (and Seller shall cause such applicable Asset Transferor to do so) and the covenants and Liabilities (except for any Excluded Liabilities) thereunder shall be performed by the applicable Company (and Buyer shall cause such applicable Company to do so) in the applicable Asset Transferor’s name and all benefits and Liabilities (except for Excluded Liabilities) existing thereunder shall be for the applicable

Company (in each case solely to the extent they would otherwise be Contributed Assets and Assumed Liabilities and Seller shall cause the Asset Transferors to take, at Buyer’s cost and expense (except to the extent Seller is liable therefor under this Agreement), such commercially reasonable actions in its name or otherwise as Buyer may reasonably request so as to provide the applicable Company with the benefits of the Business Non-Assignable Assets, to effect the collection of money or other consideration that becomes due and payable under the Business Non-Assignable Assets and to enforce for the benefit of the applicable Company and at the expense of such Company, any and all rights against a Third Party arising under such Business Non-Assignable Asset (“Third Party Rights”), and Seller shall cause the Asset Transferors to promptly pay, or cause to be paid, to such Company all money or other consideration received by the Asset Transferors in respect of all Business Non-Assignable Assets. In the case of a Remainco Non-Assignable Asset, unless otherwise determined by Seller, to the extent permitted by applicable Law or Contract, Buyer shall cause the applicable Company to hold, or cause to be held, such Remainco Non-Assignable Asset, as of and from the Closing, in trust for Seller or its applicable Affiliate and the covenants and Liabilities (except for any Assumed Liabilities) thereunder shall be performed by Seller or its applicable Affiliate (and Seller shall, and shall cause such applicable Affiliate to, do so) in the applicable Company’s name and all benefits and Liabilities (except for any Assumed Liabilities) existing thereunder shall be for Seller or its applicable Affiliate (in each case solely to the extent they would otherwise be Excluded Assets or Excluded Liabilities). Following the Closing, to the extent permitted by applicable Law and Contract, Buyer shall cause the applicable Company to take, at Seller’s cost and expense (except to the extent Buyer is liable therefor under this Agreement), such commercially reasonable actions in its name or otherwise as Seller may reasonably request so as to provide Seller or its applicable Affiliate with the benefits of the Remainco Non-Assignable Assets, to effect the collection of money or other consideration that becomes due and payable under the Remainco Non-Assignable Assets and to enforce for the benefit of Seller or its applicable Affiliate and at the expense of Seller, any and all rights against a Third Party arising under such Remainco Non-Assignable Asset, and Buyer shall cause the Companies to promptly pay, or cause to be paid, to Seller or such of its Affiliates all money or other consideration received by the Company in respect of all Remainco Non-Assignable Assets, net of any Tax incurred in connection with the receipt of such money (or other consideration) or required to be withheld on payment.

(c)    Post-Closing Efforts to Obtain Consents to Assign. Following the Closing, (i) Seller shall, and shall cause the Asset Transferors to, use reasonable best efforts to, with Buyer’s participation and assistance, obtain the necessary approvals, consents and waivers to effect the sale, assignment, transfer, conveyance and delivery of any Business Non-Assignable Asset to the applicable Company (provided, that neither Seller nor any of its Affiliates shall be required to compensate any Third Party (other than any such compensation agreed to be reimbursed by the Buyer), commence or participate in any litigation or offer or grant any concession (financial or otherwise) to any Third Party to obtain any such consent, approval or waiver) and (ii) Buyer shall, and shall cause the applicable Company to, use reasonable best efforts to, with Seller’s participation and assistance, obtain the necessary approvals, consents and waivers to effect the sale, assignment, transfer, conveyance and delivery of any Non-Assignable Asset with respect to a Remainco Non-Assignable Asset to Seller or the applicable Affiliate of Seller (provided, that neither Buyer nor any Buyer Affiliate shall be required to compensate any Third Party (other than any such compensation agreed to be reimbursed by Seller), commence or participate in any litigation, or offer or grant any concession (financial or otherwise) to any Third

Party to obtain any such consent, approval or waiver). If and when such necessary approvals, consents and waivers are obtained after the Closing to effect the sale, assignment, transfer, conveyance and delivery of any Contributed Asset or Remainco Non-Assignable Asset that had constituted a Non-Assignable Asset, such sale, assignment, transfer, conveyance and delivery shall be effected reasonably promptly in accordance with the terms of this Agreement and/or the Reorganization, for no additional consideration, after which, such Contributed Asset or Remainco Non-Assignable Asset shall no longer be subject to this Section 7.10 as a Non-Assignable Asset.

Section 7.11.    Wrong Pockets.

(a)    During the 12-month period following the Closing Date, if Buyer, Parent or Seller discover that any:

(i)    Seller Asset, Excluded Asset or settlement funds of Seller or its Affiliates (other than those held by the Seller Licensed Subsidiary reflected in dedicated accounts which have been established in respect of the Business), were directly or indirectly transferred to Buyer (or held by the Companies) at Closing (each, a “Held Asset”), Buyer shall, and shall cause its Buyer Affiliates to, use reasonable best efforts to (A) promptly assign and transfer all right, title and interest in such Held Asset to Seller or its designated assignee and (B) pending such transfer, (x) hold in trust such Held Asset and provide to Seller or its designated assignee all of the benefits associated with the ownership of the Held Asset and (y) cause such Held Asset to be used or retained as may be reasonably instructed by Seller;

(ii)    any Contributed Asset or settlement funds of the (A) Seller Licensed Subsidiary reflected in dedicated accounts which have been established in respect of the Business or (B) the Companies were not transferred to Buyer at Closing (each of (A) and (B), an “Omitted Asset”),Seller shall, and shall cause its Affiliates to use reasonable best efforts to (1) promptly assign and transfer all right, title and interest in such Omitted Asset to Buyer or its designated assignee, and (2) pending such transfer, (x) hold in trust such Omitted Asset and provide to Buyer or its designated assignee all of the benefits associated with the ownership of the Omitted Asset, and (y) cause such Omitted Asset to be used or retained as may be reasonably instructed by Buyer.

(b)    Buyer or Seller, as applicable, shall (and shall cause their Affiliates, as applicable, to) use reasonable best efforts to, in addition to the other actions set forth in Section 7.11(a)(i) and Section 7.11(a)(ii), promptly upon the request of the other party, (A) obtain all consents from Persons necessary or appropriate for the purposes of transferring, assigning and conveying such Held Asset or Omitted Asset (or part thereof), as applicable, or the relevant interests in them to the other party and (B) complete all such further acts or things as the other party may reasonably direct in order to transfer, assign and convey such Held Asset or Omitted Asset (or parts thereof), as applicable, or the relevant interests in them to the other party; provided, that the transferring party and its Affiliates shall not be required to incur any out-of-pocket expense pursuant to this clause (b) which is not agreed to be paid or reimbursed by the transferring party or its Affiliates.

Section 7.12.    R&W Policy. Without the prior written consent of the Seller, neither Parent nor Buyer shall amend, waive or otherwise modify any provision in the Representation and Warranty Policy attached hereto as Exhibit C (the “R&W Policy”) in any manner that would allow, except as set forth in such R&W Policy, the insurer thereunder or any other Person to subrogate or otherwise make or bring, or cause Parent, Buyer or any of their Affiliates to make or bring, any claim or Proceeding against Seller or any Affiliate thereof or any past, present or future director, manager, officer, employee or advisor of any of the foregoing based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement.

Section 7.13.    Walletron.

(a)    Seller hereby grants to Buyer an option (the “Walletron Option”) to acquire Walletron, Inc. (“Walletron”) at the Closing by virtue of a purchase by Buyer from Seller of 100% of the issued and outstanding capital stock of Walletron, Inc. (the “Walletron Shares”) for an aggregate consideration equal to $3,400,000 (the “Walletron Purchase Price”).

(b)    Seller shall use commercially reasonable efforts to assist in Buyer’s due diligence review of Walletron. Buyer may exercise the Walletron Option (i) only in whole and not in part and (ii) only one time, at any time during the period commencing on the date of this Agreement and terminating on date that is 30 days after the date of this Agreement by providing written notice to Seller (an “Exercise Notice”) of such exercise. Subject to Section 7.13(c), any exercise of the Walletron Option by Buyer shall create an irrevocable and binding obligation of Buyer and Seller to consummate the acquisition of the Walletron Shares concurrently with the Closing.

(c)    Notwithstanding anything herein to the contrary, Buyer may rescind its exercise of the Walletron Option and the Exercise Notice if, and only if, in the 30-day period following the date of the Exercise Notice a material and adverse event occurs with respect to Walletron and Buyer delivers notice of option termination in writing to Seller prior to the expiration of such 30-day period. For the avoidance of doubt, Buyer may only acquire the Walletron Shares pursuant to this Section 7.13 concurrently with the Closing, and if this Agreement is terminated in accordance with its terms, any prior exercise of the Walletron Option shall be cancelled and of no further force or effect.

(d)    If the Walletron Option has been properly exercised and not rescinded or terminated in accordance with Section 7.13(c), at the Closing Seller shall assign and transfer to Buyer all of its right, title and interest in and to the Walletron Shares to Buyer and Buyer shall pay the Walletron Purchase Price to Seller by wire transfer of immediately available funds to the account specified by Seller.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1.    Use of Names; Intellectual Property.

(a)    Seller is not conveying ownership rights or granting Buyer or the Companies a license to use any of the tradenames or trademarks of Seller or any Affiliate of Seller (“Seller Trademarks”) (other than the Transferred Trademarks and the limited rights with respect to the Companies as set forth in Section 8.1(b)), and except as set forth in Section 8.1(b), after the Closing, Buyer shall not permit the Companies or any Affiliate of the Companies to use in any manner the names or marks of Seller or any Affiliate of Seller or any word that is similar in sound or appearance to such names or marks.

(b)    Promptly following the Closing Date, (but no later than 90 days following the Closing Date), Buyer shall cause the Companies and any Affiliates thereof to (i) cease and discontinue any and all uses of the Seller Trademarks, (ii) remove, destroy or irrevocably strike over the labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals, and other materials existing as of the Closing Date that bear any Seller Trademarks, and (iii) remove all Seller Trademarks from all assets, websites, email and other online materials and from all signage and other displays. All goodwill associated with the use by the Companies or any Affiliate of the Companies of the Seller Trademarks shall inure to the benefit of Seller or its Affiliates, as applicable. Neither Buyer nor any of its Affiliates shall seek to register in any jurisdiction any trade, corporate or business name, Trademark or other name or source identifier that is a derivation, translation, adaptation, combination or variation of, or confusingly similar to, any of the Seller Trademarks.

(c)    In the event that after the Closing Buyer becomes aware of any instance of any Software in its possession that is owned by or licensed to Seller or any of its Affiliates and that is not licensed to Buyer or the Companies, Buyer shall, and shall cause the Companies to, use reasonable best efforts to delete such instances of the Software as soon as practicable.

(d)    If Buyer or any Affiliate of Buyer violates any of its obligations under this Section 8.1, Seller and its Affiliates may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate. Buyer acknowledges that a violation of this Section 8.1 may cause Seller and its Affiliates irreparable harm which may not be adequately compensated for by money damages. Buyer therefore agrees that in the event of any actual or threatened violation of this Section 8.1, Seller and any of its Affiliates shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against Buyer or such Affiliate of Buyer to prevent any violations of this Section 8.1, without the necessity of posting a bond.

Section 8.2.    Tax Matters.

(a)    Transfer Taxes. Buyer and Seller shall each be liable for and pay 50% of any transfer, documentary, sales, use, stamp, registration and other similar Taxes (including any penalties and interest) incurred in connection with the consummation of the Contemplated Transactions (“Transfer Taxes”), the party primarily required by applicable Law to do so shall file the necessary Tax Returns and other documentation with respect to Transfer Taxes and, if required by applicable Law, non-preparing party shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation; provided, however, that Seller shall be liable and pay 100% of any Transfer Taxes incurred in connection with the Reorganization, including any Transfer Taxes resulting from the transactions contemplated by Section 7.9.

(b)    Tax Returns. (i) Seller shall prepare and timely file or cause to be prepared and timely filed when due (taking into account all extensions properly obtained) (A) all

Tax Returns that are required to be filed by or with respect to either Company (or, if the Walletron Option has been properly exercised and not rescinded or terminated, in each case, in accordance with Section 7.13, Walletron) on a combined, consolidated or unitary basis as a member of an Affiliated Group that includes Seller or any Affiliate of Seller (other than the Companies or Walletron) and (B) all other Tax Returns that are required to be filed by or with respect to either Company or, if the Walletron Option has been properly exercised and not rescinded or terminated, in each case, in accordance with Section 7.13, Walletron (taking into account all extensions properly obtained) for taxable periods ending on or prior to the Closing Date (such Tax Returns, “Seller Tax Returns”). With respect to Tax Returns described in clause (B) of the first sentence of this Section 8.2(b)(i), Seller shall (1) prepare and timely file any such Tax Returns in a manner consistent with past practice, except as required under this Agreement or as required by applicable Law and (2) provide such Tax Return to Buyer for its review and comment not later than 20 days prior to the due date for such Tax Return and shall consider in good faith any reasonable comments provided by Buyer no later than 20 days after receipt of such Tax Return (or, if earlier, 10 days prior to the due date for such Tax Return) with respect to such Tax Returns. Seller shall timely pay all Taxes due and payable with respect to any Seller Tax Return. Buyer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to either Company after the Closing Date (such Tax Returns, “Buyer Tax Returns”). To the extent any Buyer Tax Return includes a taxable period (or portion thereof) for which Seller would be responsible pursuant to Section 8.2(e), Buyer shall (i) prepare and timely file any such Buyer Tax Returns in a manner consistent with past practice, except as required under this Agreement or as required by applicable Law and (ii) provide such Buyer Tax Return to Seller for its approval (not to be unreasonably withheld, conditioned or delayed) not later than 20 days prior to the due date for such Buyer Tax Return, with Seller’s response to be provided no later than 20 days after receipt of such Tax Return (or, if earlier, 10 days prior to the due date for such Tax Return). Seller shall, in accordance with Section 8.2(e)(iii), timely reimburse Buyer for all Taxes due and payable with respect to any such Buyer Tax Return to the extent Seller is liable for such Taxes pursuant to Section 8.2(e). (ii) Notwithstanding anything to the contrary contained or implied in this Agreement, after the Closing Date, neither Buyer nor any Affiliate of Buyer (including, after the Closing, the Companies) shall, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), grant any extension of any statute of limitation, or file or cause to be filed (A) any amended Tax Return, (B) any claim for Tax refund or (C) any Tax election, with respect to the Companies (or relating to its income, properties or operations), if any such grant or filing could have the effect of (1) increasing the Tax Liability of Seller or their respective Affiliates (other than any Company) or (2) increasing the Tax Liability of any Company with respect to any taxable period (or portion thereof) for which Seller would be responsible pursuant to Section 8.2(e)(i).

(c)    Refunds. Seller shall be entitled to any refund of (or credit against) Taxes of the Companies that are actually received by the Companies (or any Affiliate of the Companies, including Buyer) allocable to any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date, except for any such refunds or credits attributable to the carryback of an item of loss or deduction generated in a taxable year (or portion thereof) beginning after the Closing Date and except to the extent any such refunds or credits are included in the calculation of Closing Date Working Capital, as determined pursuant to Section 4.5. Buyer shall, and shall cause its Affiliates to, make reasonable best efforts to secure any such refund or credit. Buyer shall (i) after the end of each calendar year, upon written request of Seller, use reasonable best efforts to inform Seller as to whether any such refund or credit is, or with the taking of action would be, available and (ii) pay over, or cause its Affiliates to pay over, to Seller any such refund or credit promptly after actual receipt thereof, net of any costs (including Taxes) incurred by Buyer or its Affiliates in connection with obtaining such refund or credit.

(d)    Assistance and Cooperation. After the Closing Date, each of Seller and Buyer shall (and cause their respective Affiliates to):

(i)    timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in paragraph (a) of this Section 8.2 (relating to sales, transfer and similar Taxes);

(ii)    assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing, and in connection therewith, provide the other party with any necessary powers of attorney in a timely manner and promptly upon the reasonable request of such other party;

(iii)    cooperate fully in preparing for and defending any audits of, or disputes with Taxing authorities regarding, any Tax Returns of the Companies (and, if the Walletron Option has been properly exercised and not rescinded or terminated, in each case, in accordance with Section 7.13, Walletron);

(iv)    make available to the other and to any Taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Companies (and, if the Walletron Option has been properly exercised and not rescinded or terminated, in each case, in accordance with Section 7.13, Walletron); and

(v)    furnish the other with copies of all correspondence received from any Taxing authority in connection with any Tax audit or information request.

(e)    Tax Indemnity. (i) Without limiting the generality or effect of any other provision hereof, from and after the Closing, Seller shall indemnify Buyer, Parent and their respective officers, directors, employees, agents representatives and Affiliates (including, after the Closing, the Companies and, in the event the Walletron Option is exercised, Walletron) and hold each of them harmless against (A) any Taxes of the Companies for any taxable period ending on or before the Closing Date and, with respect to any taxable period that begins before and ends after the Closing Date (a “Straddle Period”), any Taxes allocable (pursuant to Section 8.2(e)(vii)) to the portion of a Straddle Period ending on the Closing Date (in each case to the extent not otherwise included in the calculation of Closing Date Working Capital, as determined pursuant to Section 4.5), (B) Seller’s share of the Transfer Taxes, if any, as set forth in Section 8.2(a), (C) any Liability of the Companies for the payment of the Taxes of another Person (1) arising as a result of being (or ceasing to be) a member of a Consolidated Tax Group

(or being included (or requiring to be included)) in any Tax Return relating thereto, (2) under any Contract entered into prior to the Closing Date (other than any Contract entered into in the ordinary course of business and not primarily relating Taxes), or (3) as a result of being a transferee or successor under applicable Law in a transaction consummated prior to the Closing Date and (D) Excluded Taxes. Notwithstanding anything herein to the contrary, the Tax indemnity provided under this Section 8.2(e) shall not cover Tax Liabilities resulting from any action taken after the Closing on the Closing Date by Buyer, the Companies or any of their respective Affiliates that is outside the ordinary course of business and not contemplated by this Agreement. (ii) Without limiting the generality or effect of any other provision hereof, from and after the Closing, Buyer shall indemnify Seller and its officers, directors, employees, agents, representatives and Affiliates and hold each of them harmless against all Taxes (A) of the Companies properly allocable to a Tax period or portion thereof beginning after the Closing Date, (B) Buyer’s share of the Transfer Taxes, if any, as set forth in Section 8.2(a), and (C) described in clauses (B) and (C) of the definition of Assumed Taxes. (iii) Payment by the indemnifying party of any amount due under this Section 8.2(e) shall be made within 10 Business Days following written notice by the Indemnified Party that payment of such amounts to the appropriate Taxing authority is due; provided that the indemnifying party shall not be required to make any payment earlier than five Business Days before it is due to the appropriate Taxing authority. In the case of a Tax that is contested in accordance with the provisions of Section 8.2(e) below, payment of the Tax to the appropriate Taxing authority shall not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Taxing authority or court. (iv) The parties agree that any indemnification payment made pursuant to this Section 8.2(e) shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law. (v) Any disputes between the parties with respect to the Tax matters regarding the Companies in Section 8.2 shall be resolved by the Accounting Firm, whose fees and expenses shall be borne in accordance with Section 4.5(b). (vi) For purposes of this Section 8.2, Taxes (other than Transfer Taxes) with respect to a Straddle Period shall be allocated to the portion of the Straddle Period ending on and including the Closing Date (A) in the case of any real or personal property Taxes, ad valorem Taxes and similar periodic Taxes, by multiplying the amount of such Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of days during the Straddle Period up to and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (B) in the case of all other Taxes, by way of a closing of books, as though the relevant taxable period had ended on the Closing Date (provided that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis). Notwithstanding the foregoing, any deductions attributable to Transaction Expenses that have not been reflected on a Seller Tax Return shall, insofar as permissible, be allocated to the taxable period ending on or before the Closing Date. (vii) Notwithstanding anything to the contrary herein, Seller and Buyer agree that Seller makes no representation, warranty, and provides no other assurance, with respect to the amount of any Tax Attributes of the Companies, or with respect to the availability on and after the Closing Date of any Tax Attributes of the Companies.

(f)    Procedures Relating to Indemnity of Tax Claims. (i) If a Tax claim, audit, examination, notice of deficiency or other adjustment, assessment or redetermination shall be made or threatened against Buyer or Seller, as the case may be, or any of their Affiliates by any Taxing authority, which, if successful, would result in an indemnity payment pursuant to

Section 8.2(e) (a “Tax Claim”), the indemnified party shall promptly notify the indemnifying party in writing of such Tax Claim stating the nature and basis of such Tax Claim and the amount thereof, to the extent known by the indemnified party. If notice of a Tax Claim is not given to the indemnifying party within a reasonable period of time to allow the indemnifying party to effectively contest such Tax Claim, or in reasonable detail to apprise the indemnifying party of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, the indemnifying party shall not be liable to the indemnified party or any of their Affiliates if, and to the extent that, the indemnified party’s ability to effectively contest such Tax Claim is actually prejudiced as a result thereof. (ii) With respect to any Tax Claim that relates to a Tax for which Seller would be solely responsible pursuant to Section 8.2(e)(i), Seller shall control at its expense all proceedings taken in connection with such Tax Claim (including selection of counsel), but shall not, without the prior written approval of Buyer (which approval shall not be unreasonably withheld, conditioned or delayed), agree or consent to compromise or settle, either administratively or after the commencement of a Proceeding, any issue or claim arising in such Proceeding, or otherwise agree or consent to any Tax Liability, to the extent that any such compromise, settlement, consent or agreement may directly increase (A) the Tax Liability of Buyer or any of its Affiliates (other than any Company) or (B) the Tax Liability of any Company with respect to any taxable period (or portion thereof) for which Buyer would be responsible pursuant to Section 8.2(e)(ii). (iii) With respect to any Tax Claim for which Buyer would be solely responsible pursuant to Section 8.2(e)(ii), Buyer shall have the right to control at its expense all proceedings taken in connection with such Tax Claim (including selection of counsel), but shall not, without the prior written approval of Seller (which approval shall not be unreasonably withheld, conditioned or delayed), agree or consent to compromise or settle, either administratively or after the commencement of a Proceeding, any issue or claim arising in such Proceeding, or otherwise agree or consent to any Tax Liability, to the extent that any such compromise, settlement, consent or agreement may directly increase (A) the Tax Liability of Seller or any of its Affiliates (other than any Company) or (B) the Tax Liability of any Company with respect to any taxable period (or portion thereof) for which Seller would be responsible pursuant to Section 8.2(e)(i). (iv) With regard to a Tax Claim that is (A) related to any Company with regard to a Straddle Period and (B) would be described in Sections 8.2(e)(i) or (ii), but for not being the sole responsibility of either Seller or Buyer, Seller and Buyer shall jointly control and participate in all proceedings taken in connection with any such Tax Claim, and shall bear their own respective costs and expenses; provided, however, neither Seller nor Buyer shall agree or consent to compromise or settle, either administratively or after the commencement of a Proceeding, any issue or claim arising in such Proceeding, or otherwise agree or consent to any Tax Liability, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). (v) Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the resolution of any Tax Claims for which Buyer or Seller would be responsible pursuant to Section 8.2(e) (including by the provision of reasonably relevant records or information). The party requesting such cooperation shall pay the reasonable out-of-pocket expenses of the other party.

(g)    338(h)(10) Election. Seller shall join with Buyer in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Law) with respect to the purchase and sale of all issued and outstanding shares of the Companies hereunder (collectively, the “Section 338(h)(10) Election”). In furtherance of the preceding sentence, Buyer shall complete, execute and timely file with the appropriate Taxing authority any such forms provided by Seller pursuant to Section 4.4(h) and Seller shall execute and deliver to Buyer any other documents or forms as Buyer shall reasonably request or as are required by Law to effect the Section 338(h)(10) Election, in each case, as reasonably prepared by Buyer. Seller shall include any income, gain, loss, deduction, or other Tax item resulting from the Section 338(h)(10) Election on its Tax Returns to the extent required by Law, and shall take no position inconsistent with treating the purchase by Buyer of all issued and outstanding shares of the Companies as a transaction to which Section 338(h)(10) applies unless required by Law. The consideration paid for all issued and outstanding shares of the Companies hereunder and the Liabilities (to the extent included in amount realized for U.S. federal income Tax purposes) of the Companies shall be allocated among the assets of the Companies in accordance with Section 338 of the Code and their fair market values as shown on an allocation schedule provided by Buyer and approved, or deemed approved, by Seller (the “Purchase Price Allocation”). Within 90 days after the Adjustment Report Finalization Date, Buyer shall deliver to Seller a draft Purchase Price Allocation. If within 30 days after Seller’s receipt of the draft Purchase Price Allocation, Seller has not objected in writing to such draft Purchase Price Allocation, it shall become final. In the event that Seller objects in writing within such 30-day period, the parties shall negotiate in good faith to resolve the dispute. Any issues with respect to the Purchase Price Allocation which have not been finally resolved within 30 days following Seller’s provision of an objection pursuant to this Section 8.2(g) shall be referred to the Accounting Firm, whose determination shall be final and binding upon the parties. To the extent that the Purchase Price is adjusted pursuant to Section 4.5 or other provision of this Agreement, the parties shall amend the Purchase Price Allocation to reflect such adjustments and each of Buyer and Seller shall file an amended IRS Form 8883 (Asset Allocation Statement Under Section 338) as required. Buyer, Seller and each of their Affiliates shall file all Tax Returns in a manner consistent with such Purchase Price Allocation (as it may be amended pursuant to this Section 8.2(g)), and none of the parties will voluntarily take any position inconsistent with the Purchase Price Allocation in any audit, inquiry, assessment, Proceeding or other similar event relating to Tax.

Section 8.3.    Employee Matters.

(a)    Prior to or at the Closing, except as set forth on Schedule 8.3(a), (i) the employment of each U.S. Business Employee not then employed by a Company, along with all Liabilities of Seller and its Affiliates attributable to each such Business Employee (other than Liability under any Employee Benefit Plan to the extent not otherwise addressed in Section 8.3(e), (f), (g), (h), (i), or (j), and, with respect to current liabilities, only to the extent reflected in Closing Date Working Capital) shall be transferred to one of the Companies and (ii) Buyer or one of its Affiliates (including the Companies) shall offer employment to each International Business Employee, effective as of the Closing, with terms and conditions of employment substantially similar in the aggregate to those provided by Seller prior to the Closing, including with respect to compensation and benefits and any other material terms, as required by applicable Law. Effective as of the Closing, each International Business Employee shall cease to be employed by Seller or any of its Affiliates, as applicable. Seller and its Affiliates shall be solely liable for any Liability (i) to any Business Employee that occurs by reason of a change in control of either Company or the Contemplated Transactions, including the Reorganization, (ii) to any International Business Employee, for all accrued vacation time with respect to employment periods through the Closing Date, (iii) for all claims under welfare benefit plans or retirement plans (other than with respect to rollover contributions and transferred accounts contemplated by Section 8.3(h) and (j), respectively) with respect to employment periods through the Closing Date, and (iv) for any severance or similar costs incurred by Seller or its Affiliates in connection with the termination of employment of any International Business Employee except to the extent caused by Buyer’s failure to comply with this Section 8.3.

(b)    Effective as of the Closing (or such later date mandated by Laws), each Affected Employee shall cease to be eligible to participate in the Employee Benefit Plans and any other employee benefit plan or arrangement maintained by Seller or any of its Affiliates or to accrue benefits thereunder with respect to services performed after the Closing.

(c)    In addition to complying with all Laws regarding amount, types and changes in compensation, for a period commencing on the Closing Date and ending no earlier than the first anniversary of the Closing Date, Buyer shall take all commercially reasonable action necessary so that each Affected Employee receives (i) base wages, salaries, bonuses, commission arrangements and incentive compensation (which may be in the form of cash or equity incentives) at rates and with values substantially comparable in the aggregate to the rates and values of wages, salaries, bonuses, commission arrangements and incentive compensation (including cash and equity incentives) received by the Affected Employee immediately prior to the Closing Date, and (ii) employee benefits that are substantially comparable in the aggregate to either (a) the employee benefits provided to the Affected Employee immediately prior to the Closing Date or (b) the employee benefits provided as of the date hereof by Parent to similarly situated employees of Parent and its Subsidiaries (or substantially similar benefits) (the arrangements under which such employee benefits are provided, the “Buyer’s Benefits Programs”). Notwithstanding anything herein to the contrary, Buyer shall, or shall cause its Affiliates to, provide severance benefits to any Affected Employee who experiences a termination of employment (including anyone whose employment terminates in connection with a proposed relocation of more than 35 miles) (excluding solely as a result of the Contemplated Transactions) during the one-year period beginning immediately after the Closing in an amount that is at least equal to the severance benefits that would have been paid to such employee pursuant to the layoff or severance arrangements maintained by Seller and its Affiliates and applicable to such Affected Employee immediately prior to the Closing Date, calculated on the basis of the Affected Employee’s compensation and service at the time of the termination of employment. Notwithstanding anything herein to the contrary, Buyer agrees not to engage in any “mass layoff” or “plant closing” (as defined in WARN) for 90 days after the Closing Date.

(d)    Buyer shall and shall cause its Affiliates to credit Affected Employees with all service credited to such Affected Employees by the Companies, Seller and their respective Affiliates as of the Closing in addition to service earned with Buyer or its Affiliates after the Closing for all purposes (including purposes of eligibility, vesting and levels of benefits, such as the amount of any vacation, sick days, severance, layoff and similar benefits under Buyer’s Benefit Programs, and shall provide that Affected Employees may commence participation in Buyer’s Benefit Programs immediately following the Closing Date. Buyer shall, and shall cause its Affiliates to, waive any pre-existing condition exclusions, evidence of insurability requirements, actively at work requirements or waiting periods for participation and coverage applicable under Buyer’s Benefit Programs with respect to Affected Employees and their dependents. Buyer shall, and shall cause its Affiliates to, credit Affected Employees with any amounts paid under any of the Employee Benefit Plans prior to the Closing for purposes of satisfying any applicable deductible, coinsurance or out-of-pocket requirements for the plan year that includes the Closing Date as if such amounts had been paid under a corresponding Buyer’s Benefit Program.

(e)    With respect to each U.S. Business Employee who is an Affected Employee, Buyer shall, and shall cause its Affiliates to, provide, recognize and honor the accrued but unused paid time off (“PTO”) and any accrued sick leave hours under the Western Union Company Transition Sick Leave Policy – U.S. Only as of the Closing Date to the extent reflected in Closing Date Working Capital. Neither Seller nor any of its Affiliates (other than the Companies) shall have any Liability after the Closing for such PTO or accrued sick leave to the extent reflected in Closing Date Working Capital.

(f)    Without limiting the comparability requirement described in paragraph (c) above, Buyer shall, or shall cause one of its Affiliates, to pay bonuses to Affected Employees who were U.S. Business Employees with respect to the year in which Closing occurs that, in the aggregate, are not less than the amount of bonus accruals reflected in Closing Date Working Capital. Seller will pay all bonuses to Affected Employees with respect to 2018 except to the extent such payment amounts are reflected in the Closing Date Working Capital.

(g)    Buyer shall, or shall cause its Affiliates to, establish or maintain a healthcare flexible spending account program and a dependent care flexible spending account program for each Affected Employee who is a U.S. Business Employee and who, in the portion of the calendar year prior to the Closing Date, contributed to the healthcare flexible spending account program or dependent care flexible spending account program, as applicable, maintained by Seller or its Affiliates (the “Seller FSA Program”). The beginning balance as of the Closing Date in each of Buyer’s healthcare spending account program and dependent care flexible spending account program, as applicable, shall be the unused portion of the balance in the applicable healthcare spending account program and dependent care flexible spending account program maintained by Seller or its Affiliates. Buyer shall assume and be solely responsible for all claims for reimbursement by such Affected Employees, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, which claims shall be paid pursuant to and under the terms of Buyer’s flexible spending account programs. If the aggregate amount withheld from such Affected Employees’ compensation under the Seller FSA Program for the year in which the Closing occurs exceeds the aggregate amount of reimbursements paid to such Affected Employees prior to the Closing Date under the Seller FSA Program for such plan year, Seller shall transfer (or cause to be transferred) to Buyer within 30 days after the Closing Date a cash payment equal to such excess, if any (which amount shall not be included in Closing Date Working Capital). If the aggregate amount of reimbursements paid to such Affected Employees under the Seller FSA Program prior to the Closing Date for the year in which the Closing occurs exceeds the aggregate amount withheld prior to the Closing Date from such Affected Employees’ compensation under the Seller FSA Program for such plan year, Buyer shall transfer to Seller within thirty (30) days after the Closing Date a cash payment equal to such excess, if any (which amount shall not be included in Closing Date Working Capital). Buyer and Seller intend that the actions to be taken pursuant to this Section 8.3(g) be treated as an assumption by Buyer of the portion of the Seller FSA Program and the elections made thereunder attributable to such Affected Employees consistent with Revenue Ruling 2002-32.

(h)    As of the Closing Date, Buyer shall, or shall cause its Affiliates to maintain, establish or designate a tax-qualified defined contribution plan (the “Buyer 401(k) Plan”) in which the Affected Employees who are U.S. Business Employees are eligible to participate. Buyer shall cause the Buyer 401(k) Plan to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) elected by any such Affected Employee from any tax-qualified Employee Benefit Plan (including any loan notes) in which such Continuing Employee participated prior to the Closing.

(i)    Immediately prior to the Closing, the Companies shall make any and all payments to the Affected Employees relating to all amounts that would be considered earned under the Employee Benefit Plans set forth on Schedule 8.3(h) (the “Business Plans”) as of the Closing.

(j)    Effective as of the Closing, Buyer shall assume the Liabilities under the SISP attributable to the Affected Employees and shall administer such Liabilities and make associated payments to Affected Employees in accordance with the terms of the SISP and all elections thereunder.

(k)    After the Closing Date, Buyer, its Affiliates and the Companies shall have the Liability for, and neither Seller nor any of its Affiliates shall have any liability or obligation for, short-term disability benefits, sick pay or salary continuation (and any medical dental and health benefits or claims incurred after the Closing Date) for the Affected Employees for periods after the Closing Date. Seller shall have the Liability therefor in respect of all pre-Closing periods. For purposes of this paragraph, a medical, dental or other claim shall be deemed incurred when the treatment for which the Affected Employee (or a dependent thereof) is entitled to a benefit is performed or undertaken, as applicable.

(l)    Seller has provided an accurate and complete list as of the date hereof of each Business Employee who experienced an “employment loss” (as defined in WARN) during the 90 days prior to the date hereof, stating for each such employee the date of Employment Loss, the employee’s position and work location. Provided that the aforementioned list is accurate and complete, Buyer agrees that it shall have all Liabilities with respect to any “mass layoff” or “plant closing” (as defined in WARN) triggered by its actions with respect to the Business Employees after the Closing Date. Seller shall have all Liabilities with respect to any mass layoff or plant closing triggered by its actions prior to the Closing Date, and all such Liabilities arising after the Closing Date to the extent that they are the result of inaccuracies or omissions in the aforementioned list of employment losses.

(m)    Regardless of anything else contained herein, the parties do not intend for this Agreement to amend any plans or arrangements or create any rights or obligations except between the parties. No Affected Employee or other current or former employee of the Companies, including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim hereunder. Nothing herein expressed or implied shall confer upon any of the Affected Employees or any other person any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

Section 8.4.    Securities Law Legends. Buyer agrees and understands that the Shares have not been, and shall not be, registered under the Securities Act or the securities Laws of any state and that the Shares may be sold or disposed of only in one or more transactions registered under the Securities Act and applicable state securities Laws or as to which an exemption from the registration requirements of the Securities Act and applicable state securities Laws is available. Buyer acknowledges and agrees that no person has any right to require Seller to cause the registration of any of the Shares. The certificates representing the Shares may contain a legend similar to the following and other legends necessary or appropriate under applicable state securities Laws:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS WITH RESPECT TO SUCH SHARES IS EFFECTIVE OR UNLESS THE COMPANY IS IN RECEIPT OF AN OPINION OF COUNSEL SATISFACTORY TO IT TO THE EFFECT THAT SUCH SHARES MAY BE SOLD WITHOUT REGISTRATION UNDER THE ACT AND SUCH LAWS.

Section 8.5.    Insurance; Risk of Loss. Seller shall, and shall cause the Companies to, keep insurance policies or self-insured retentions currently maintained for the benefit of the Companies covering their business, assets and current or former employees and the Contributed Assets, as the case may be (the “Insurance Coverage”), or suitable replacements therefor, in full force and effect through the close of business on the Closing Date. From and prior to the Closing Date, Seller agrees to take such actions as may be reasonably necessary not to voluntarily relinquish or terminate policies providing Insurance Coverage if doing so would adversely affect the availability of such Insurance Coverage. The availability of Insurance Coverage with respect to any claim shall be subject in all respects to Seller’s applicable deductibles, retention and similar limits. From and after the Closing Date, the Companies shall be solely responsible for all insurance coverage and related risk of loss based on claims pending as of the Closing Date and claims made after the Closing Date, without regard to when the event giving rise to any such claim occurred, with respect to the Companies and their business, assets and current or former employees. Notwithstanding the immediately preceding sentence, Seller and Buyer agree that all claims with respect to insured events relating to the Business occurring prior to the Closing will be administered in all material respects in accordance with the terms of the Insurance Coverage. Seller will use its reasonable best efforts to provide Buyer with the benefit of the Insurance Coverage with respect to such claims to the extent Losses occurring prior to the Closing related to the Business are covered notwithstanding the consummation of the Contemplated Transactions; provided that (a) such recovery will be net of any deductibles or self-insured retention amounts, costs of any retroactive insurance premiums or other amounts paid or expenses incurred in connection with any insured claims made after the Closing under the Insurance Coverage and (b) Seller shall have no obligation to Buyer or any Company hereunder to prioritize Company claims over other claims of Seller or any of its Affiliates. In the event of any failure by any insurer to satisfy any claim, Seller and its Affiliates shall have no liability or obligation to Buyer pursuant to this Section 8.5; provided, that the foregoing shall not preclude any liability of Seller for any breach by Seller of this Section 8.5. To the extent that after the Closing any party hereto requires any information regarding claim data, payroll or other information relating to the Companies in order to make filings with insurance carriers or regulators from another party hereto, such other party shall promptly supply such information. Notwithstanding anything to the contrary in this Section 8.5, nothing in this Section 8.5 shall require Seller or any of its Affiliates to expend money (other than customary legal advisor costs), commence or participate in any Proceeding or offer or grant any accommodation or concession (financial or otherwise) to any third party.

Section 8.6.    Substitute Guaranties; Replacement Letters of Credit. At or prior to Closing, Buyer shall (a) make Buyer or one of its Affiliates substituted for Seller or any of its Affiliates (other than the Companies) in those guarantees, letters of comfort, indemnities or similar arrangements entered into by Seller or any of its Affiliates (other than the Companies) listed on Schedule 8.6(a) (the “Guaranties”), (b) cooperate in Seller’s efforts to make Seller and its Affiliates (other than the Companies) fully released from all of its obligations under the Guaranties (including if necessary, by replacing collateral for such obligations of Seller and its Affiliates and upon receipt, if any, of any cash or collateral deposits, returning such to Seller) and (c) provide for replacement letters of credit for the letters of credit included in the Guaranties; provided, however, if Buyer fails to take such actions prior to Closing, Buyer shall take such actions, as promptly as possible, and effective as promptly practicable, following the Closing. If Buyer is unable to effect such a substitution and release with respect to any Guaranties after using reasonable best efforts to do so, Buyer shall indemnify Seller from any Losses arising from such Guaranties. Without limiting the foregoing, after the Closing, Buyer will not, and will not permit any of its Affiliates to, renew, extend, amend or supplement any loan, contract, lease or other obligation that is covered by a Guaranty without providing Seller with evidence reasonably satisfactory to Seller that Seller’s Guaranty has been released.

Section 8.7.    Assistance with Financial Reporting. For a period of six years after the Closing, Buyer shall provide reasonable assistance to Seller during normal business hours, upon reasonable advance notice in connection with any reporting obligations of Seller pursuant to the Securities Act or Exchange Act or any of the rules or regulations promulgated thereunder and any other financial reporting obligations of Seller, in each case, related to the Business or the Companies during any period prior to the Closing.

Section 8.8.    Non-Competition; Non-Solicitation; No-Hire.

(a)    Seller hereby agrees that Seller shall not, and shall cause its Subsidiaries not to, for a period of two years after the Closing Date, engage in, control or manage any business that engages in the Business (whether utilizing the Sprint Platform or any other platform). Nothing herein shall prohibit Seller and its Subsidiaries from (i) being a passive owner of not more than 5% of the outstanding stock of any class of an entity which is publicly traded, so long as such Person has no active participation in the business of such corporation, (ii) engaging in any business activities (other than the Business) that were conducted by Seller and its Subsidiaries immediately prior to the Closing Date or the one year period preceding the

Closing Date in the ordinary course and in accordance with its past practices, (iii) acquiring an ownership interest in any Person; provided, however, that if 10% or more of the gross revenues of such Person are attributable to a Business, Seller shall, or shall cause its Subsidiaries to, divest such Business within 12 months of such acquisition or (iv) providing any Seller Service the primary purpose of which is for the collection of payments by a United States customer from outside of the United States, but which may include the incidental or occasional collection and transmission of US dollar payments within the United States for such customer.

(b)    Seller hereby agrees that Seller shall not, and shall cause its Subsidiaries not to, for a period of one year after the Closing Date, (i) solicit any Affected Employee to leave the employ of the Companies or (ii) hire any Affected Employee. Notwithstanding anything in this Agreement to the contrary, the foregoing shall not be deemed breached by and shall not prevent Seller and its Subsidiaries from, (A) undertaking general solicitations of employment not specifically targeted at any of the foregoing employees or (B) soliciting or hiring any of the foregoing employees from and after the date that is six months following the termination of employment of any such employee by the Companies.

(c)    The foregoing clauses (a) and (b) shall terminate and be of no further force or effect, (i) with respect to any business or Subsidiary of Seller that is disposed of to a Person or Persons who are not controlled by Seller or (ii) with respect to Seller and its Subsidiaries if Seller is involved in a Business Combination. “Business Combination” means any transaction or series of transactions (A) pursuant to which any Person or group of Persons acquires beneficial ownership of 50% or more of the outstanding voting power of Seller or 50% or all or substantially all of the assets of Seller and its Subsidiaries on a consolidated basis or (B) in the form of a merger, reorganization, combination or other structure, as a result of which, the stockholders of Seller immediately prior to such transaction beneficially own less than 50% of the surviving or resulting Person from such transaction.

Section 8.9.    On-Going Actions. During the period between the date hereof and the Closing, Seller will use commercially reasonable efforts to take the actions contemplated in Sections 1.7 through 1.10 of Schedule A of the Transition Services Agreement as though the Transition Services Agreement were in effect as of the date hereof and without the use of the service contemplated in Schedule B of the Transaction Services Agreement (it being understood and agreed that such actions may not be completed prior to Closing and following Closing, the Transition Services Agreement, and not this Agreement, shall govern the actions to be taken under Section Sections 1.7 through 1.10 of Schedule A of Schedule A of the Transition Services Agreement).

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligation of Buyer under this Agreement to consummate the Closing shall, at the option of Buyer (to the extent permissible under applicable Law), be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

Section 9.1.    No Misrepresentation or Breach of Covenants and Warranties.

(a)    Seller shall have performed in all material respects all of its covenants and agreements herein which are to be performed prior to Closing.

(b)    The representations and warranties of Seller contained in (i) Section 5.2(b) shall be true and correct in all but de minimis respects on the Closing Date as though made on the Closing Date (except to the extent that they expressly relate to an earlier date) and (ii) all other Seller Fundamental Representations shall be true and correct in all material respects on the Closing Date as though made on the Closing Date (except to the extent that they expressly relate to an earlier date).

(c)    The representations and warranties of Seller contained in this Agreement (other than representations and warranties identified in clause (b) above) when read without exception or qualification as to “material” or Material Adverse Effect, shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent that they expressly relate to an earlier date) other than breaches or inaccuracies of representations and warranties which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d)    There shall have been delivered to Buyer a certificate to the effect of clauses (a) through (c) of this Section 9.1, dated the Closing Date, signed on behalf of Seller by a duly authorized officer of Seller.

Section 9.2.    No Restraints. The waiting period under the HSR Act shall have expired or been terminated and no injunction or restraining order shall have been issued by any court of competent jurisdiction and be in effect which restrains or prohibits the purchase and sale of the Shares as contemplated by Section 2.1.

Section 9.3.    Other Deliveries. Seller shall have delivered to Buyer all of the other documents and agreements required to be delivered at Closing pursuant to Section 4.4.

Section 9.4.    Material Adverse Effect. No Material Adverse Effect shall have occurred after the date of this Agreement.

Section 9.5.    Frustration of Closing Conditions. Buyer may not rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by Buyer’s failure to cause the Closing to occur in violation on its obligations contained herein, including as required by Section 7.3.

ARTICLE X

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligation of Seller under this Agreement to consummate the Closing shall, at the option of Seller (to the extent permissible under applicable Law), be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

Section 10.1.    No Misrepresentation or Breach of Covenants and Warranties.

(a)    Buyer and Parent shall have performed in all material respects all of its covenants and agreements herein which are to be performed prior to Closing.

(b)    The Buyer Fundamental Representations shall be true and correct in all but de minimis respects on the Closing Date as though made on the Closing Date.

(c)    The representations and warranties of Buyer and Parent contained in this Agreement (other than representations and warranties identified in clause (b) above) shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent that they expressly relate to an earlier date) other than breaches of representations and warranties which are not reasonably expected to have a material adverse effect on Buyer and Parent’s ability to consummate the transactions contemplated hereby.

(d)    There shall have been delivered to Seller a certificate to the effect of clauses (a) through (c), dated the Closing Date, signed on behalf of Buyer by a duly authorized officer of Buyer.

Section 10.2.    Consents. The waiting period under the HSR Act shall have expired or been terminated and no injunction or restraining order shall have been issued by any court of competent jurisdiction and be in effect which restrains or prohibits the purchase and sale of the Shares as contemplated by Section 2.1.

Section 10.3.    Other Deliveries. Buyer and Parent shall have delivered to Seller all of the other documents and agreements required to be delivered at Closing pursuant to Section 4.3.

Section 10.4.    Frustration of Closing Conditions. Seller may not rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by Seller’s failure to cause the Closing to occur in violation on its obligations contained herein, including as required by Section 7.3.

ARTICLE XI

TERMINATION

Section 11.1.    Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a)    by the mutual consent of Buyer and Seller;

(b)    by Buyer if Buyer is not then in material breach of any provision of this Agreement and if Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article IX, which breach cannot be or has not been cured within 30 days following written notice by Buyer to Seller of such breach;

(c)    by Seller if Seller is not then in material breach of any provision of this Agreement and if Buyer shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article X, which breach cannot be or has not been cured within 30 days following written notice by Seller to Buyer of such breach;

(d)    by Buyer or Seller if any court of competent jurisdiction in the United States or other United States Governmental Body shall have issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to any party whose failure to take any action required to fulfill any of such party’s (or such party’s Affiliates’) obligations under this Agreement shall have been the primary cause to such order, decree or ruling;

(e)    by Buyer or Seller if the Closing shall not have occurred on or before the Outside Date; provided, however, that if as of the Outside Date all of the conditions set forth in Articles IX and X shall have been satisfied or, to the extent permitted, waived (other than (A) those conditions that by their nature are to be satisfied at the Closing and the condition to deliver the Reorganization Certificate, each of which remains capable of being satisfied and (B) those conditions set forth in Section 9.2 or Section 10.2), then the Outside Date shall be automatically extended for three months after the Outside Date; provided, further, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to any party whose failure to take any action required to fulfill any of such party’s (or such party’s Affiliates’) obligations under this Agreement shall have been the primary cause of the failure of the Closing to occur prior to the Outside Date;

(f)    by Buyer in the event (i) the conditions set forth in Article IX shall have been satisfied or, to the extent permitted waived (other than (A) those conditions that by their nature are to be satisfied at the Closing, each of which remains capable of being satisfied and (B) those conditions set forth in Section 10.2) and (ii) Seller fails to consummate the Closing on the date the Closing was to have occurred pursuant to Section 4.1.

(g)    by Seller in the event (i) the conditions set forth in Article IX shall have been satisfied or, to the extent permitted, waived (other than (A) those conditions that by their nature are to be satisfied at the Closing and the condition to deliver the Reorganization Certificate, each of which remains capable of being satisfied and (B) those conditions set forth in Section 9.2) and (ii) Buyer fails to consummate the Closing (including paying the Preliminary Purchase Price) on the date the Closing was to have occurred pursuant to Section 4.1.

Section 11.2.    Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 11.1 shall give written notice of such termination to the other party to this Agreement.

Section 11.3.    Buyer Termination Fee. In the event that this Agreement is terminated by Seller pursuant to Section 11.1(g), then upon notice from Seller, Buyer shall promptly, but in no event later than three business days after the date of such termination, pay to the Seller a fee of $40,000,000 (the “Buyer Termination Fee”). Any Buyer Termination Fee paid to the Seller pursuant to this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller to Buyer for such purpose.

Section 11.4.    Effect of Termination. In the event that this Agreement shall be terminated pursuant to this Article XI, all further obligations of the parties under this Agreement (other than Section 7.6(c), Section 7.6(d), Section 11.3, this Section 11.4 and Section 13.8) shall be terminated without further liability of any party to the other; provided, however, that nothing herein shall relieve any party from liability for its willful breach of this Agreement.

ARTICLE XII

INDEMNIFICATION

Section 12.1.    Survival. The representations and warranties contained in Article V and Article VI shall survive the Closing and shall terminate 18 months after the Closing Date. The covenants and agreements contained in this Agreement shall terminate on the Closing Date, unless a specific covenant or agreement requires performance after the Closing Date, in which case such covenant or agreement shall survive for a period of 30 days following the date on which the performance of such covenant or agreement is required to be completed.

Section 12.2.    Indemnification by Seller.

(a)    Following the Closing, subject to the terms of this Article XII, Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Companies) and their officers, directors, employees and representatives (collectively, the “Buyer Indemnified Persons”) from and against, without duplication, any Losses incurred or suffered by any Buyer Indemnified Person arising out of or resulting from (i) prior to the expiration in accordance with Section 12.1, any breach or inaccuracy of any of the representations or warranties made by Seller in Article V of this Agreement as of the date of this Agreement or as if such representation or warranty was made on and as of the Closing, (ii) prior to the expiration in accordance with Section 12.1, any breach by Seller to perform any of its covenants or agreements in this Agreement that requires performance after the Closing Date, (iii) Taxes to the extent provided under Section 8.2(e), and (iv) any Excluded Liabilities.

(b)    Notwithstanding any other provision to the contrary, (i) with respect to claims for indemnification arising under Section 12.2(a)(i) (other than for a breach or inaccuracy of the representations and warranties contained in the Seller Fundamental Representations), the cumulative indemnification obligations of Seller shall in no event exceed $2,812,500 (the “Cap”), (ii) with respect to claims arising under (A) Section 12.2(a)(i) for a breach or inaccuracy of a Seller Fundamental Representation, (B) Section 12.2(a)(ii) or (C) Section 12.2(a)(iii), the cumulative indemnification obligations of Seller shall in no event exceed the Purchase Price (the “Purchase Price Cap”), (iii) with respect to claims for indemnification arising under Section 12.2(a)(i) (other than for a breach or inaccuracy of the Seller Fundamental Representations), Seller shall not be required to indemnify any Buyer Indemnified Person until the aggregate amount of Losses incurred or suffered by the Buyer Indemnified Persons exceeds $2,812,500 (the “Deductible”), after which, Seller shall only be obligated for such aggregate Losses in excess of Deductible up to the Cap. Notwithstanding anything in this Agreement to the contrary, the limitations set forth in this Section 12.2(b) shall not apply in respect of claims for indemnification under Section 12.2(a)(iv) or Losses incurred by the Buyer Indemnified Persons in respect of any Fraud.

Section 12.3.    Indemnification by Buyer.

(a)    Following the Closing, subject to the terms of this Article XII, Buyer agrees to indemnify and hold harmless Seller and its Affiliates (excluding the Companies) and their officers, directors, employees and representatives (collectively, the “Seller Indemnified Persons” and, together with the Buyer Indemnified Persons, an “Indemnified Party”) from and against any Losses incurred or suffered by any Seller Indemnified Person arising out of or resulting from (i) any breach or inaccuracy of any of the representations or warranties made by Buyer in Article VI of this Agreement as of the date of this Agreement or as if such representation or warranty was made on and as of the Closing, (ii) any breach of Buyer to perform any of its covenants in this Agreement that requires performance after the Closing Date or (iii) any Assumed Liabilities.

(b)    Notwithstanding any other provision to the contrary, (i) with respect to claims for indemnification arising under Section 12.3(a)(i) (other than for a breach or inaccuracy of the Buyer Fundamental Representations), the cumulative indemnification obligations of Buyer shall in no event exceed $2,812,500, (ii) with respect to claims arising under (A) Section 12.3(a)(i) for a breach or inaccuracy of the Buyer Fundamental Representations or (B) Section 12.3(a)(ii), the cumulative indemnification obligations of Buyer shall in no event exceed the Purchase Price, (iii) with respect to claims for indemnification arising under Section 12.3(a)(i) (other than for a breach or inaccuracy of the Buyer Fundamental Representations), Buyer shall not be required to indemnify any Seller Indemnified Person until the aggregate amount of Losses incurred or suffered by the Seller Indemnified Persons exceeds $2,812,500. For the avoidance of doubt, (i) except for clause (ii) of this Section 12.3(b), none of the limitations set forth in this Section 12.3(b) shall apply to claims for indemnification under Section 12.3(a)(ii) or claims arising out of a breach of the Buyer Fundamental Representations, and (ii) none of the limitations set forth in this Section 12.3(b) shall apply to claims for indemnification under Section 12.3(a)(iii).

Section 12.4.    Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto in respect of a breach or inaccuracy of any representation or warranty, covenant or agreement shall terminate on the applicable survival termination date (as set forth in Section 12.1), unless an Indemnified Party shall have incurred a Loss prior to such applicable survival termination date and made an Indemnification Claim (as defined below) pursuant to Section 12.2 or 12.3, subject to the terms and conditions of Article XII, prior to such termination date, as applicable, including by delivering a Claim Notice (as defined below) to the Indemnifying Party (as defined below). If an Indemnified Party has made a proper Indemnification Claim for indemnification pursuant to Sections 12.2 or 12.3 prior to such termination date, then such claim for such Loss incurred (and only such claim for such Loss incurred), if then unresolved, shall not be extinguished by the passage of the deadlines set forth in Section 12.1.

Section 12.5.    Procedures Relating to Indemnification. An Indemnified Party shall give prompt written notice (a “Claim Notice”) to the party or parties obligated to provide indemnification (the “Indemnifying Party”) after the Indemnified Party first becomes aware (and in any event within 30 days thereof) of the basis for a claim for indemnification pursuant to this Article XII (including any Third Party Claim) (such claim, an “Indemnification Claim”), and such Claim Notice shall contain (a) a reasonably detailed description and, if reasonably available or determinable, the Loss incurred or reasonably expected to be incurred by the Indemnified Party together with such supporting documents reasonably available to such Indemnified Party, (b) a reasonably detailed explanation of the basis for the Indemnification Claim to the extent of the facts then known by the Indemnified Party, and (c) a demand for payment of such Loss; provided, that failure to give such notification shall not affect such Indemnified Party’s right to indemnification hereunder and shall not relieve the Indemnifying Party from any of its obligations under this Article XII except to the extent the Indemnifying Party is actually prejudiced by such failure.

Section 12.6.    Notice and Opportunity To Defend. If there occurs an indemnifiable event which involves any claim or the commencement of any action or proceeding by a third Person, including any Governmental Body (a “Third Party Claim”), the Indemnified Party shall give such Indemnifying Party prompt written notice (and in any event within 30 days of such Third Party Claim) of such Third Party Claim or the commencement thereof. The failure to provide prompt notice as provided herein shall relieve the Indemnifying Party of its obligations hereunder only if, and to the extent that, such failure actually prejudices the Indemnifying Party hereunder. The Indemnifying Party shall be entitled to (a) participate in the defense of any such Third Party Claim or (b) assume the defense thereof, with counsel selected by the Indemnifying Party provided, however, that the Indemnifying Party shall not be entitled to assume the defense (unless otherwise agreed to in writing by the Indemnified Party) if (i) the Third Party Claim relates primarily to any criminal Proceeding, (ii) the Third Party Claim primarily seeks an injunction or equitable relief against the Indemnified Party, or (iii) the Third Party Claim is one in which the Indemnifying Party is also a party and, based upon the advice of counsel, joint representation would be inappropriate or there may be legal defenses available to the Indemnified Party which are inconsistent from to those available to the Indemnifying Party. After notice from the Indemnifying Party to the Indemnified Party of such election to assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party hereunder for any legal costs or expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except as otherwise provided in this Article XII. The Indemnifying Party and the Indemnified Party agree to cooperate reasonably with each other and their respective counsel in connection with the defense, negotiation or settlement of any such Proceeding or asserted Liability. If the Indemnifying Party elects to assume the defense of a Third Party Claim as contemplated hereunder, the Indemnified Party shall have the right to participate in (but not control) at its own expense in the defense of such Proceeding or asserted Liability. If the Indemnifying Party assumes the defense of a Proceeding, no settlement or compromise thereof may be effected (A) by the Indemnifying Party without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless (1) the settlement seeks only monetary relief and all such relief provided is paid or satisfied in full by the Indemnifying Party, (2) the settlement or compromise provides for a full release by the party of the Indemnified Party with respect to the claim(s) being settled, and (3) the settlement or compromise does not contain any admission of finding or wrongdoing on behalf of the Indemnified Party or (B) by the Indemnified Party without the consent of the Indemnifying Party. If the Indemnifying Party does not assume the defense of a Proceeding, neither the Indemnifying

Party nor the Indemnified Party may settle or compromise any such Proceeding without the consent of the other party. Except as contemplated hereunder, in no event shall an Indemnifying Party be liable for any settlement or compromise effected without its prior written consent. Subject to the limitations set forth in this Article XII, the Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give a Claim Notice of the Third Party Claim as provided above), provided, however, that the Indemnifying Party shall only be obligated to pay for only one firm of counsel for all Indemnified Parties. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, (1) the parties shall cooperate in the defense or prosecution thereof and (2) the Indemnifying Party shall pursue the defense or settlement of such Third Party Claim in good faith. The provisions of this Section 12.6 shall not apply to the conduct of any Tax Claim, the conduct of which shall be governed by Section 8.2(e).

Section 12.7.    Treatment of Indemnification Payments. The parties agree that any indemnification payments made pursuant to this Article XII shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

Section 12.8.    Additional Matters; Manner of Payment.

(a)    The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement, any Buyer Ancillary Agreement or any Seller Ancillary Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

(b)    If an Indemnified Party receives a payment in respect of Losses after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of such Losses, the Indemnified Party must promptly notify the Indemnifying Party and promptly pay to the Indemnifying Party the extent of such payment within five business days after receipt. Each Indemnified Party shall take, and cause its Affiliates to take, all steps as required by Law to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto. An Indemnified Party’s right to indemnification pursuant to Sections 12.2 or 12.3, as applicable, shall be reduced by the amount paid by a third party (including an insurance company or any third party owing an indemnification or similar obligation to the Indemnified Party), or paid by such third party to another for the account or benefit of Seller or Buyer, as the case may be, with respect to the settlement or resolution of a claim for which Seller or Buyer, as the case may be, was entitled to indemnification hereunder. If an Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article VII, such Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.

(c)    The amount of any and all Losses shall be determined net of any amounts actually recovered by the Indemnified Party under insurance policies or indemnification by, reimbursement or cash receipts from, or indemnification agreement with any third-party with respect to such Losses, in each case, net of reasonable costs of collection resulting from making any claim thereunder. Buyer shall not make any claim for indemnification under this Article VII or Section 8.2(e) to the extent any matter that was taken into account in the determination of Working Capital or the calculation of any adjustment to the Purchase Price in Article IV.

(d)    With respect to indemnification claims made under Sections 12.2(a)(i) or 12.3(a)(i), for purposes of determining breach and calculating the amount of any Losses attributable to any such breach, inaccuracy or noncompliance, except in the case of Section 5.4, Section 5.5(a), Section 5.20 and the Listing Representations, all references to “material,” “materiality,” “material respects”, “Material Adverse Effect” and similar qualifications shall be disregarded.

(e)    Any payments required to be made by Seller to any Buyer Indemnified Person pursuant to this Article XII or Section 8.2(e) shall first be made as follows:

(i)    First, from Seller until such Losses equal $2,812,500;

(ii)    Second, with respect to Losses covered by the R&W Policy, under the R&W Policy; and

(iii)    Then, if and to the extent recoveries and amounts available to be claimed under the R&W Policy have been exhausted for Losses and Indemnification Claims remain unsatisfied, the Buyer Indemnified Person shall then be entitled to pursue recovery of such remaining unsatisfied Losses from Seller directly, subject to the terms, conditions and limitations set forth in this Article XII

Section 12.9.    Exclusive Remedy. Except with respect to disputes related to the Purchase Price adjustments in Section 4.5 (which shall be governed exclusively by Section 4.5), the indemnification provisions contained in this Article XII, subject to the limitations set forth herein, shall be the sole and exclusive remedy available to any party in connection with any Losses arising out of or resulting from this Agreement or the Contemplated Transactions following the Closing. The foregoing notwithstanding, nothing in this Section 12.9 shall limit or restrict the ability or right of any party hereto to seek injunctive or other equitable relief pursuant to Section 13.12 for any breach or alleged breach of any provision of this Agreement or in respect of Fraud; provided, that any procedures in respect of and limitations on Losses in this Article XII, to the extent applicable, shall in no event be diminished or circumvented by such relief. The parties agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the remedies hereunder with respect to this Agreement and the Contemplated Transactions were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder.

ARTICLE XIII

GENERAL PROVISIONS

Section 13.1.    Governing Law. This Agreement shall be governed by and construed in accordance with the internal Laws (as opposed to the conflict of laws provisions) of the State of Delaware subject to Section 13.16.

Section 13.2.    Public Announcements. The initial press release concerning the Contemplated Transactions shall be in substantially the form agreed to by Seller and Parent provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with the accounting and the Securities and Exchange Commission disclosure obligations or the rules of any stock exchange, in which case the other party shall be advised and the parties shall consult in good faith with each other on the contents of such communication or disclosure prior to its publication. No party shall deliberately make any public statement materially inconsistent therewith.

Section 13.3.    Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile, by email or sent by private overnight courier, and shall be deemed given when delivered personally, by facsimile, by email or by courier or otherwise, as follows:

If to Buyer, to:	ACI Worldwide, Inc.
Suite 300
3520 Kraft Road
Naples, FL, 34105
Attention: General Counsel
Facsimile: (402) 778-2567
Email: dennis.byrnes@aciworldwide.com

with a copy to:	Jones Day
250 Vesey Street
New York, New York 10281
Attention: Robert Profusek
Justin Macke
Facsimile: 212-755-7306
E-mail: raprofusek@jonesday.com

If to Seller, to:	The Western Union Company
7001 East Belleview Avenue
Denver, Colorado 80237
Attention: General Counsel
Facsimile:
Email:

with a copy to:	Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Attention: Paul Choi
Scott Williams
Facsimile: (312) 853-7036
Email: swilliams@sidley.com

or to such other address as such party may indicate by a notice delivered to the other party hereto.

Section 13.4.    Successors and Assigns.

(a)    The rights of either party under this Agreement shall not be assignable by such party hereto prior to the Closing without the written consent of the other party. Notwithstanding anything to the contrary contained herein, Buyer shall have the right, without the prior written consent of Seller, to assign all or any portion of their rights, interests, and obligations under this Agreement to (i) any Affiliate (so long as Buyer and Parent remains fully liable for all of its obligations hereunder) and/or (ii) any Financing Source (as defined below) (so long as Buyer and Parent remains fully liable for all of its obligations hereunder) for purposes of creating a security interest herein or otherwise assigning collateral in respect of any debt financing.

(b)    Following the Closing, neither party may assign any of its rights hereunder or delegate its duties to any third Person without the written consent of the other party, except that any party may assign its rights and delegate its duties hereunder to an Affiliate. Any assignment hereunder (whether before or after the Closing) shall not relieve the assigning party of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 13.4 and pursuant to Article XI and Sections 8.2(e), 8.5 and 13.16 any right, remedy or claim under or by reason of this Agreement.

Section 13.5.    Access to Records after Closing.

(a)    For a period of six years after the Closing Date, Seller and its representatives shall have reasonable access to the personnel and all of the books and records of the Companies to the extent that such access may reasonably be required by Seller in connection with matters relating to or affected by the operations of the Companies prior to the Closing Date.

Buyer agrees to maintain such records in readable and readily accessible format during such six-year period. After such six-year period, Buyer may destroy or dispose of such records after providing at least 60 days’ advance written notice to Seller and an opportunity for Seller to obtain, at the cost of Seller, copies of any such records. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 13.5(a) and shall reimburse Buyer for any reasonable costs or expenses incurred by it pursuant to this Section 13.5(a).

(b)    For a period of six years after the Closing Date, Buyer and its representatives shall have reasonable access to the personnel and all of the books and records relating to the Companies which Seller or any of their Affiliates may retain after the Closing Date. Seller agrees to maintain such records in readable and readily accessible format during such six-year period. After such six-year period, Seller may destroy or dispose of such records after providing at least 60 days’ advance written notice to Buyer and an opportunity for Buyer to obtain, at the cost of Buyer, copies of any such records. Such access shall be afforded by Seller and their Affiliates upon receipt of reasonable advance notice and during normal business hours. Seller agrees to maintain such records in readable and readily accessible format during such six-year period. Buyer shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 13.5(b) and shall reimburse Seller for any reasonable costs or expenses incurred by it pursuant to this Section 13.5(b).

(c)    Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 13.5 where such access would violate any Law, privilege or confidentiality obligation.

Section 13.6.    Entire Agreement; Amendments. This Agreement, the Exhibits and Schedules referred to herein, the documents delivered pursuant hereto and the Confidentiality Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the parties hereto. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto. Section 13.13, the last sentence of this Section 13.6, and Section 13.16 of this Agreement may not be amended or modified in whole or in part in a manner that adversely affects the rights of the Financing Source Related Parties thereunder without the prior written consent of the requisite commitment parties having consent over amendments to this Agreement pursuant to the Commitment Letter.

Section 13.7.    Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. For this purpose, an email, even if it includes a signature block of the sender, shall not be considered a “writing”, although an electronic copy of a document duly executed on behalf of a party hereto shall be considered a “writing” even if transmitted by email or other electronic means. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 13.8.    Expenses. Except as expressly set forth herein, each party hereto shall pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and independent public accountants.

Section 13.9.    Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable Law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

Section 13.10.    Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to Seller and Buyer.

Section 13.11.    Further Assurances. On and after the Closing Date each party hereto shall take such other actions and execute such other documents and instruments of conveyance and transfer as may be reasonably requested by the other party hereto from time to time to effectuate or confirm the transfer of the Shares to Buyer in accordance with the terms of this Agreement.

Section 13.12.    Jurisdiction; Specific Performance. Except as provided herein with respect to non-judicial determinations and in Section 13.16, any Proceeding hereunder or in respect of the Contemplated Transaction may only be brought in federal or state court in Wilmington, Delaware. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 13.13.    Waiver of Jury Trial. Each party hereto waives the right to a trial by jury in any Proceeding in connection with or relating to this Agreement, any Seller Ancillary Agreement or any Buyer Ancillary Agreement or the Contemplated Transactions.

Section 13.14.    Confidential Nature of Information. Each party hereto agrees that all documents, materials and other information which it shall have obtained regarding the other parties during the course of the negotiations leading to the consummation of the Contemplated Transactions (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents shall be held in confidence pursuant to the Confidentiality Agreement, which Confidentiality Agreement shall terminate at Closing.

Section 13.15.    Privilege; Waiver of Conflicts. Buyer, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed after the Closing to include the Companies) hereby (a) agrees that, notwithstanding any current or prior representation of the Companies and Seller by Sidley Austin LLP (“Prior Companies Counsel”), Prior Companies Counsel shall be allowed to represent Seller in any matters or disputes that arise under or relate to the Contemplated Transactions, (b) waives any claim that Buyer, the Companies, or any of their Affiliates has or may have that Prior Companies Counsel has a conflict of interest or is otherwise prohibited from engaging in such representation, (c) agrees that, if a dispute arises after the Closing between Buyer, the Companies or any of their respective Affiliates, on the one hand, and Seller on the other hand, then Prior Companies Counsel may represent Seller in such dispute, even though the interests of Seller may be directly adverse to Buyer or the Companies and even though Prior Companies Counsel may have represented the Companies in matter substantially related to such dispute or may be handling ongoing matters for the Companies, and (d) agrees that, after the Closing, Seller shall retain, own, and control (in its sole and absolute discretion) all communications between or among Prior Companies Counsel and Seller or the Companies that relate, in any way, to the Contemplated Transactions, and with respect to such information, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and shall not pass to or be claimed or disputed by Buyer or the Companies or any of their Affiliates; provided, however, that nothing herein is intended or shall be construed to constitute an agreement by Seller or the Companies to waive any privilege of the Companies with respect to any information or communication that does not relate to any dispute under or relating to the Contemplated Transactions (it being understood that any privilege of the Companies that attaches with respect to such other matters shall be controlled solely by the Companies after the Closing). Also, if a dispute arises after the Closing between Buyer or the Companies on the one hand, and any third party other than a Seller on the other hand then the Companies may assert the attorney-client privilege to prevent disclosure to such third-party of confidential communications by Prior Companies Counsel; provided, however, that to the extent such privilege relates in any way to the Contemplated Transactions, the Companies may not waive such privilege without the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned. Buyer acknowledges on behalf of itself and its Affiliates (which, for this purpose, shall be deemed after the Closing to include the Companies) that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions, and other provisions of this Section 13.15, including the opportunity to consult with independent counsel of its choice.

Section 13.16.    Financing Source Related Parties. Notwithstanding anything to the contrary contained in this Agreement, each of the parties agrees (a) that no Financing Source Related Party shall have any liability for any obligations or liabilities of the parties or for any claim (whether in tort, contract or otherwise) based on, or in respect of, or by reason of, the Contemplated Transactions or in respect of any representations made or alleged to be made in connection herewith, (b) that, without limiting the rights of any party hereto against the other parties hereto, in no event shall any party hereto or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source Related Party, in connection with this Agreement or the Financing, whether at law or equity, in contract, tort or otherwise (it being understood that nothing in this Section 13.16 shall limit the rights of Parent or Buyer against the Financing Source Related Parties under the Commitment Letter), and (c) that it shall not bring or support any Person, or permit Parent or any of its Subsidiaries, in any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Related Parties in their capacities as such in any way relating to this Agreement or any of the Contemplated Transactions, including any dispute arising out of or relating in any way to any Financing or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (b) agrees that, except as specifically set forth in the terms of any Financing commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Source Related Parties in their capacities as such in any way relating to any Financing commitments or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; and (c) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER AT LAW OR IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO ANY DEBT FINANCING OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY. Notwithstanding anything to the contrary contained in this Agreement, the Financing Source Related Parties are intended third-party beneficiaries of, and shall be entitled to the protections of Section 13.1, the last sentence of Section 13.6, Section 13.13 and this Section 13.16 to the same extent as if the Financing Source Related Parties were parties to this Agreement. For purposes of this Agreement, (a) “Financing Sources Related Parties” means the Financing Sources, their Affiliates and their respective former, current and future directors, officers, managers, members, stockholders, partners, employees, agents, advisors, representatives, successors and permitted assigns and (b) “Financing Sources” means, in their capacity as such, any lender providing a commitment pursuant to any Financing or any Affiliates, employees, officers, directors, agents or advisors of any such lender in connection with such commitment.

Section 13.17.    Guaranty.

(a)    Parent absolutely, unconditionally and irrevocably guarantees to Seller, the prompt and complete performance of Buyer’s obligations under this Agreement and payment in full of all amounts due and payable by Buyer under this Agreement (collectively, the “Obligations”). Notwithstanding any other provisions to the contrary, this Section 13.17 shall not modify the Obligations under this Agreement or require Parent, when performing on the behalf of Buyer, to expand Buyer’s Liabilities under this Agreement. The guarantee under this Section 13.17 is a continuing guarantee and shall apply to all Obligations whenever arising.

(b)    All payments by Parent to the Seller shall be paid within a timely manner after receipt by Parent from Seller of written demand for such payment and shall not be the subject of any offset against any amounts which may be owed by Seller to Parent.

(c)    The obligations of Parent hereunder shall be irrevocable, absolute and unconditional, except as provided in the last paragraph of Section 13.17(e) hereof, and shall remain in full force and effect until such time as set forth in this Section 13.17 hereof. The obligations of Parent shall not be affected, modified or impaired or prejudiced (i) by any other security now or hereafter held by the Seller as security for the Obligations of Buyer under this Agreement, or (ii) upon the occurrence of any one or more of the following whether or not with notice to or consent by Buyer or Parent, as applicable (except to the extent that its consent may be required pursuant to the terms of this Agreement):

(i)    the compromise, settlement, release, change, modification or termination of any of the Obligations;

(ii)    the extension of time for payment of any of the Obligations;

(iii)    the modification or amendment (whether material or otherwise) of any of the Obligations;

(iv)    the failure, omission, delay or lack on the part of the to enforce, ascertain or exercise any right, power or remedy under or pursuant to the terms of this Agreement or this Section 13.17;

(v)    any discharge, termination, cancellation, frustration, irregularity, invalidity or unenforceability, in whole or in part, of this Agreement;

(vi)    subject to applicable law, the voluntary or involuntary bankruptcy, insolvency, reorganization arrangement, assignment for the benefit of creditors, receivership, conservatorship, custodianship, liquidation, marshalling of assets and liabilities or other similar proceedings or automatic stay of either Buyer or Parent; or

(vii)    the taking, variation, renewal, addition, substitution, subordination, or partial or entire release of any security for the Obligations or the enforcement or neglect to perfect or enforce any such security.

(d)    Seller shall have the right, in its sole judgment and discretion, from time to time, to make demand for performance or payment of Obligations due and to proceed against Parent for recovery of the total of any and all amounts due pursuant to this Section 13.17, or to proceed from time to time against Parent for such portion of any and all such amounts as Parent may determine.

(e)    With respect to all Obligations, this is a guarantee of punctual and complete performance and payment and not of collection, and Parent hereby waives and relinquishes:

(i)    any right to require the Seller to proceed against Buyer, or any other Person or to proceed against or exhaust any security held by the Seller at any time or to pursue performance by any Person or any other remedy in Seller’s power before proceeding against Parent;

(ii)    any defense that may arise by reason of the incapacity, lack of authority, death or disability of any other Person or the failure of Seller to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of any other Person;

(iii)    other than as set forth in Section 13.17(b) above, demand, presentment, protest and notice of any kind, including any action or non-action on the part of any of Buyer, the Seller, the Companies, any creditor of any of Buyer or Parent or on the part of any other Person under this or any other instrument in connection with any obligation or evidence of indebtedness held by the Seller as collateral or in connection with any Obligations hereby guaranteed; or

(iv)    any defense arising because of the exercise of any right or remedy available to, or election made by, Seller pursuant to the Bankruptcy Code, whether as an unsecured or undersecured creditor, seeking adequate protection, or otherwise.

Notwithstanding any other provision of this Section 13.17 to the contrary, Parent reserves to itself (i) all rights, setoffs, counterclaims, recoupments and other defenses to which Buyer is entitled in accordance with this Agreement (the “Buyer Defenses”) (except for defenses arising out of the bankruptcy of Buyer or the incapacity or lack of authority of Buyer to enter into or perform its obligations under this Agreement), and Parent shall be entitled to assert any such Buyer Defense to the same extent that any such Buyer Defense could be asserted by Buyer in any action brought by Seller to enforce an Obligation against Buyer and (ii) subject to Section 13.17, all rights and remedies accorded by Law to sureties or guarantors based on the defense of the statute of limitations related to the enforceability of this Section 13.17 in any action hereunder or in any action for the payment of any Obligations hereby guaranteed.

(f)    Termination; Reinstatement of Guaranty.

(i)    Subject to the provisions of Section 13.17(f)(ii), this Section 13.17 shall terminate with respect to each Obligation upon the expiration of the applicable survival period under this Agreement for such Obligation as set forth in Article XII.

(ii)    Notwithstanding the provisions of Section 13.17(f)(i), this Section 13.17 shall be reinstated if at any time following the termination of this Section under Section 13.17(f)(i), any payment by Parent or Buyer of the Obligations is rescinded or must otherwise be returned by the Seller upon the bankruptcy of Buyer or Parent or otherwise, and is so rescinded or returned to the party or parties making such payment, all as though such payment had not been made. Such period of reinstatement shall continue until satisfaction of the conditions contained in, and shall continue to be subject to, the provisions of this Section 13.17(f).

(g)    Parent acknowledges that it will receive substantial direct and indirect benefits from the transaction contemplated by this Agreement and that the covenants, agreements and waivers set forth in this Section are knowingly made in contemplation of such benefits.

* * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE WESTERN UNION COMPANY

By:	/s/ Raj Agrawal
	Name:	Raj Agrawal
	Title:	EVP and Chief Financial Officer

ACI WORLDWIDE CORP.

By:	/s/ Scott W. Behrens
	Name:	Scott Behrens
	Title:	Director, Vice President and Assistant Treasurer

ACI WORLDWIDE, INC.

By:	/s/ Craig Maki
	Name:	Craig Maki
	Title:	EVP Corporate Development and Treasurer